[redacted]

08005874

EVERGREEN

EVERGREEN MARINE CORP. (TAIWAN) LTD.

TAIWAN, R.O.C.
TEL (02 25057766 (10 LINES)
TELEX 11476 EVERMARINE, 21567 EVERMARINE

082-04420

Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549

November 11, 2008

SEC Mail Processing
ction

NOV 12 2008

Washington, DC
111

SUPPL

Re: The Financial Statements of the first half of 2008 of Evergreen Marine Corp. (Taiwan) Ltd. ("the Company")

Dear Sir/Madam,

Attached hereto are the consolidated and non-consolidated financial statements of the Company for the six months ended June 30, 2008 and 2007 with report of independent auditors in it for your file.

If you have any question, please feel free to contact the undersigned.

(886-2-2500-2302 or gracehsieh@evergreen.com.tw)

PROCESSED
NOV 19 2008
THOMSON REUTERS

Very truly yours,

Grace Hsieh Shu-Hui
Stock Department

11/17

FORM NO. GAD-026-01

2008 NOV

EVERGREEN MARINE CORPORATION

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS

JUNE 30, 2008 AND 2007

For the convenience of readers and for information purpose only, the auditors' report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. In the event of any discrepancy between the English version and the original Chinese version or any differences in the interpretation of the two versions, the Chinese-language auditors' report and financial statements shall prevail.

PRICEWATERHOUSECOOPERS

資誠會計師事務所
PricewaterhouseCoopers, Taiwan
11012台北市基隆路一段333號27樓
27F, 333 Keelung Rd., Sec. 1
Taipei, Taiwan 11012
Tel: (886) 2 2729 6666
Fax: (886) 2 2757 6371
www.pwc.com/tw

REPORT OF INDEPENDENT ACCOUNTANTS TRANSLATED FROM CHINESE

To the Board of Directors and Stockholders of Evergreen Marine Corporation

We have audited the accompanying balance sheets of Evergreen Marine Corporation (the "Company") as of June 30, 2008 and 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the six months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of all investee companies accounted for under the equity method. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion expressed herein, insofar as it relates to amounts included in the financial statements and information disclosed in Note 11 relative to these long-term investments, is based solely on the reports of the other auditors. Long-term investments in these companies amounted to 17,410,173 thousand New Taiwan dollars and 50,455,654 thousand New Taiwan dollars, constituting 19.95% and 60.21% of the total assets as of June 30, 2008 and 2007, and the related investment loss was 443,866 thousand New Taiwan dollars and 11,586 thousand New Taiwan dollars for the six months then ended.

We conducted our audits in accordance with the "Rules Governing the Examination of Financial Statements by Certified Public Accountants" and generally accepted auditing standards in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Evergreen Marine Corporation as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the six months then ended in conformity with the "Rules Governing the Preparation of Financial Statements by Securities Issuers", "Business Entity Accounting Law", "Regulations on Business Entity Accounting Handling" and generally accepted accounting principles in the Republic of China.

As stated in Note 3 to the financial statements, effective January 1, 2008, the Company adopted EITF96-052 of the R.O.C. Accounting Research and Development Foundation, dated March 16, 2007, "Accounting for Employees' Bonuses and Directors' and Supervisors' Remuneration". Under the EITF96-052, the costs of employees' bonuses and directors' and supervisors' remuneration are accounted for as expenses and liabilities, provided that such recognition is required under legal obligation or constructive obligation and those amounts can be estimated reasonably.

We have also reviewed the consolidated financial statements of Evergreen Marine Corporation and its subsidiaries as of and for the six months ended June 30, 2008 and 2007, on which issued a review report with explanatory paragraph thereon.

PricewaterhouseCoopers

PricewaterhouseCoopers
August 27, 2008
Taipei, Taiwan
Republic of China

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

EVERGREEN MARINE CORPORATION
BALANCE SHEETS
JUNE 30
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2008 AMOUNT	2008 %	2007 AMOUNT	2007 %
ASSETS				
Current Assets				
Cash and cash equivalents (Note 4(1))	$ 1,735,909	2	$ 5,193,139	6
Financial assets at fair value through profit or loss - current (Note 4(2))	1,240,213	1	2,123,633	3
Notes receivable	496	-	1,384	-
Accounts receivable (Note 4(3))	689,031	1	810,868	1
Accounts receivable – related parties (Notes 4(3) and 5)	121,501	-	157,273	-
Other receivables (Note 4(4))	472,947	1	561,383	1
Other receivables - related parties (Notes 4(4) and 5)	405,046	1	882,196	1
Other financial assets - current (Note 4(5))	127,517	-	106,894	-
Inventories (Note 4(6))	632,438	1	465,125	1
Prepaid expenses	128,589	-	124,611	-
Prepayments	28,466	-	11,126	-
Deferred income tax assets – current (Note 4(28))	290,887	-	93,626	-
Restricted assets (Note 6)	135,463	-	134,374	-
Other current assets - other (Notes 4(7) and 5)	2,133,529	2	3,268,430	4
Total current assets	8,142,032	9	13,934,062	17
Funds and Investments				
Available-for-sale financial assets - non-current (Note 4(8))	791,107	1	711,860	1
Financial assets carried at cost - non-current (Note 4(9))	1,536,146	2	1,492,397	2
Investments in bonds without active markets - non- current (Note 4(10))	11,708	-	11,726	-
Long-term equity investments accounted for under the equity method (Notes 4(11) and 5)	64,643,203	74	58,250,439	69
Other long-term investments (Note 4(12))	312	-	312	-
Total funds and investments	66,982,476	77	60,466,734	72
Property, Plant and Equipment (Notes 4(13), 5 and 6)				
Land	1,998,859	3	1,998,859	3
Buildings	1,512,002	2	1,512,002	2
Loading and unloading equipment	4,427,094	5	4,391,778	5
Computer and communication equipment	119,127	-	137,096	-
Transportation equipment	14,153,896	16	12,755,055	15
Ships and equipment	5,770,086	7	5,770,086	7
Dock and wharf equipment	223,081	-	418,813	1
Office equipment	219,972	-	216,017	-
Cost and revaluation increments	28,424,117	33	27,199,706	33
Less: Accumulated depreciation	(17,409,487)	(20)	(18,273,499)	(22)
Prepayments for equipment	910,490	1	215,821	-
Total property, plant and equipment, net	11,925,120	14	9,142,028	11
Intangible assets				
Deferred pension costs	81,124	-	102,808	-
Other Assets				
Refundable deposits	38,038	-	36,791	-
Deferred expenses	101,472	-	64,979	-
Long-term installment receivables (Note 4(14))	-	-	56,298	-
Total other assets	139,510	-	158,068	-
TOTAL ASSETS	$ 87,270,262	100	$ 83,803,700	100

	2008 AMOUNT	2008 %	2007 AMOUNT	2007 %
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Short-term loans (Note 4(15))	$ 1,250,000	1	$ 3,194,000	4
Financial liabilities at fair value through profit or loss – current (Note 4(16))	1,204,107	1	424,469	1
Notes payable	2,277	-	9,013	-
Accounts payable	2,263,687	3	1,902,004	2
Accounts payable - related parties (Note 5)	132,795	-	549,957	1
Income tax payable (Note 4(28))	453,177	1	440,301	1
Accrued expenses (Note 4(17))	2,572,809	3	3,515,199	4
Other payables (Note 4(18))	5,316,000	6	1,003,552	1
Long-term liabilities – current portion (Note 4(19))	1,905,068	2	2,730,000	3
Other current liabilities (Note 5)	1,285,955	2	1,184,863	1
Total current liabilities	16,385,875	19	14,953,358	18
Long-term Liabilities				
Derivative financial liabilities for hedging - non-current (Note 4(20))	-	-	7,752	-
Financial liabilities carried at cost - non-current (Note 4(21))	9,004	-	9,004	-
Bonds payable (Note 4(22))	31,400	-	2,985,488	3
Long-term loans (Note 4(23))	4,173,333	5	3,872,833	5
Total long-term liabilities	4,213,737	5	6,875,077	8
Other Liabilities				
Accrued pension liabilities	621,711	1	625,987	1
Guarantee deposits received	64	-	285	-
Deferred income tax liabilities - non-current (Note 4(28))	1,969,803	2	1,230,414	1
Deferred credits (Note 5)	874,590	1	1,318,868	2
Total other liabilities	3,466,168	4	3,175,554	4
Total liabilities	24,065,780	28	25,003,989	30
Stockholders' Equity				
Capital (Note 4(24))				
Common stock	30,608,440	35	29,234,827	35
Capital Surplus (Note 4(25))				
Paid-in capital in excess of par value of common stock	4,786,654	5	3,416,068	4
Capital reserve from donated assets	372	-	372	-
Capital reserve from long-term investments	1,551,975	2	1,515,410	2
Capital reserve - other	6,713	-	6,713	-
Retained Earnings (Note 4(26))				
Legal reserve	7,522,314	9	6,484,143	8
Special reserve	957,344	1	957,344	1
Undistributed earnings	18,718,866	21	15,091,670	18
Other Adjustments to Stockholders' Equity				
Unrealized gain or loss on financial instruments	468,352	1	402,315	-
Cumulative translation adjustments	(946,793)	(1)	2,212,086	3
Unrecognized pension cost	(469,755)	(1)	(521,237)	(1)
Total stockholders' equity	63,204,482	72	58,799,711	70
Commitments and Contingent Liabilities (Note 7)				
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 87,270,262	100	$ 83,803,700	100

The accompanying notes are an integral part of these financial statements.
See report of independent accountants dated August 27, 2008.

EVERGREEN MARINE CORPORATION
STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2008		2007	
	AMOUNT	%	AMOUNT	%
Operating Revenues (Notes 4(27) and 5)	$ 11,801,948	100	$ 14,425,051	100
Operating Costs (Notes 4(30) and 5)	(10,702,171)	(91)	(12,618,598)	(87)
Gross profit	1,099,777	9	1,806,453	13
Operating Expenses (Notes 4(30) and 5)				
General and administrative expenses	(1,081,088)	(9)	(811,631)	(6)
Operating income	18,689	-	994,822	7
Non-operating Income and Gains				
Interest income	34,285	-	111,156	1
Gain on valuation of financial liabilities	-	-	147,031	1
Investment income accounted for under the equity method (Note 4(11))	1,615,239	14	172,153	1
Dividend income	56,299	-	31,762	-
Gain on disposal of property, plant and equipment (Note 5)	425,929	4	499,326	4
Gain on disposal of investments	16,762	-	139,295	1
Foreign exchange gain, net	215,981	2	104,950	1
Rental income (Note 5)	49,679	-	38,228	-
Other non-operating income	72,673	1	60,321	-
Non-operating Income and Gains	2,486,847	21	1,304,222	9
Non-operating Expenses and Losses				
Interest expense	(80,099)	(1)	(103,632)	(1)
Loss on valuation of financial assets	(47,923)	-	(56,192)	-
Loss on valuation of financial liabilities	(708,431)	(6)	-	-
Loss on disposal of property, plant and equipment	(1,642)	-	(436)	-
Financing charges	(6,398)	-	(17,849)	-
Impairment loss (Note 4(9))	-	-	(119,000)	(1)
Other non-operating losses	(61)	-	(1,014)	-
Non-operating Expenses and Losses	(844,554)	(7)	(298,123)	(2)
Income from continuing operations before income tax	1,660,982	14	2,000,921	14
Income tax expense (Note 4(28))	(464,552)	(4)	(371,209)	(3)
Net income	$ 1,196,430	10	$ 1,629,712	11

	2008 Before Tax	2008 After Tax	2007 Before Tax	2007 After Tax
Basic earnings per share (Note 4(29))				
Net income	$ 0.54	$ 0.39	$ 0.69	$ 0.56
Diluted earnings per share (Note 4(29))				
Net income	$ 0.54	$ 0.39	$ 0.65	$ 0.53

The accompanying notes are an integral part of these financial statements.
See report of independent accountants dated August 27, 2008.

EVERGREEN MARINE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			Retained Earnings						
	Common stock	Capital Surplus	Legal reserve	Special reserve	Undistributed earnings	Unrealized gain or loss on financial instruments	Cumulative translation adjustments	Unrecognized pension cost	Total
2007									
Balance at January 1, 2007	$ 29,159,293	$ 4,876,090	$ 6,442,985	$ 957,344	$ 14,420,781	$ 89,683	$ 1,888,153	($ 521,237)	$ 57,313,092
Appropriation of 2006 earnings									
Legal reserve	-	-	41,158	-	(41,158)	-	-	-	-
Cash dividends	-	-	-	-	(877,045)	-	-	-	(877,045)
Bonus to employees	-	-	-	-	(33,620)	-	-	-	(33,620)
Remuneration to directors and supervisors	-	-	-	-	(7,000)	-	-	-	(7,000)
Conversion of convertible bonds into common stock	75,534	62,466	-	-	-	-	-	-	138,000
Adjustments on retained earnings due to changes in investees' capital surplus based on percentage of shareholding	-	7	-	-	-	35,429	63,946	-	99,382
Translation adjustments arising from investees' financial statements denominated in foreign currencies	-	-	-	-	-	-	259,987	-	259,987
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	86,629	-	-	86,629
Unrealized loss on cash flow hedges	-	-	-	-	-	190,574	-	-	190,574
Net income for the six months ended June 30, 2007	-	-	-	-	1,629,712	-	-	-	1,629,712
Balance at June 30, 2007	$ 29,234,827	$ 4,938,563	$ 6,484,143	$ 957,344	$ 15,091,670	$ 402,315	$ 2,212,086	($ 521,237)	$ 58,799,711
2008									
Balance at January 1, 2008	$ 30,338,695	$ 6,016,190	$ 6,484,143	$ 957,344	$ 23,843,660	$ 453,193	$ 2,074,210	($ 469,755)	$ 69,697,680
Appropriation of 2007 earnings									
Legal reserve	-	-	1,038,171	-	(1,038,171)	-	-	-	-
Cash dividend	-	-	-	-	(5,201,453)	-	-	-	(5,201,453)
Bonus to employees	-	-	-	-	(36,000)	-	-	-	(36,000)
Remuneration to directors and supervisors	-	-	-	-	(45,600)	-	-	-	(45,600)
Conversion of convertible bonds into common stock	269,745	293,354	-	-	-	-	-	-	563,099
Adjustments on retained earnings due to changes in investees' capital surplus based on percentage of shareholding	-	36,170	-	-	-	(7,317)	(815,580)	-	(786,727)
Translation adjustments arising from investees' financial statements denominated in foreign currencies	-	-	-	-	-	-	(2,205,423)	-	(2,205,423)
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	19,557	-	-	19,557
Unrealized gain on cash flow hedges	-	-	-	-	-	2,919	-	-	2,919
Net income for the six months ended June 30, 2008	-	-	-	-	1,196,430	-	-	-	1,196,430
Balance at June 30, 2008	$ 30,608,440	$ 6,345,714	$ 7,522,314	$ 957,344	$ 18,718,866	$ 468,352	($ 946,793)	($ 469,755)	$ 63,204,482

The accompanying notes are an integral part of these financial statements.
See report of independent accountants dated August 27, 2008.

EVERGREEN MARINE CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,196,430	$ 1,629,712
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	779,587	569,988
Amortization	13,955	15,266
Reclassification of depreciation of dock facilities to operating costs and others	223,615	306,186
Reclassification of amortization of deferred charges to others	14,229	24,060
Net gain on disposal of property, plant and equipment	(424,286)	(498,889)
Excess of equity-accounted investment (gain) loss over cash dividends	(1,299,686)	230,453
Loss on impairment of financial assets carried at cost	-	119,000
Interest compensation of convertible bonds	(2,397)	(2,226)
Gain on disposal of available-for-sale financial assets	(6,396)	(2,923)
Interest amortization of financial assets and unrealized exchange gains	449	(595)
Changes in assets and liabilities		
Financial assets and liabilities at fair value through profit or loss	372,718	1,205,355
Notes and accounts receivable	(89,005)	504,027
Other receivables	(276,480)	(96,040)
Other financial assets	(21,790)	(811)
Inventories	(72,485)	(45,275)
Prepaid expenses and prepayments	222,871	182,382
Restricted assets	48,948	541
Agent accounts	(303,989)	200,920
Agency reciprocal accounts	(371)	(2,119)
Other current assets	10,868	(230)
Refundable deposits	603	507
Notes and accounts payable	95,187	(148,230)
Income tax payable	(42,356)	(212,662)
Accrued expenses	(756,537)	(364,503)
Other payables	(16,718)	(88,098)
Other current liabilities	(20,557)	(10,238)
Accrued pension liability	21,582	23,042
Deferred income tax assets / liabilities	138,043	(32,155)
Taxes due to unrealized gain or loss on cash flow hedge	(973)	63,525
Net cash (used in) provided by operating activities	(194,941)	3,569,970

(Continued)

EVERGREEN MARINE CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2008	2007
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from capital reduction of investee	$ -	$ 3,408
Acquisition of long-term equity investment accounted for under the equity method	(300,000)	(180,000)
Proceeds from sale of available-for-sale financial assets - non current	6,910	3,180
Proceeds from sale of financial assets carried at cost - non current	-	581,000
Acquisition of property, plant and equipment	(2,165,061)	(394,005)
Proceeds from disposal of property, plant and equipment	415,950	472,843
Increase in deferred expenses	(65,145)	(22,529)
Decrease in long-term receivables	64,963	37,569
Net cash (used in) provided by investing activities	(2,042,383)	501,466
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in short-term loans	1,250,000	2,360,000
Decrease in long-term loans	(275,964)	(2,190,500)
Decrease in corporate bonds payable	(1,500,000)	(2,500,100)
Decrease in guarantee deposits received	-	(230)
Net cash used in financing activities	(525,964)	(2,330,830)
(Decrease) increase in cash and cash equivalents	(2,763,288)	1,740,606
Cash and cash equivalents at beginning of period	4,499,197	3,452,533
Cash and cash equivalents at end of period	$ 1,735,909	$ 5,193,139
Supplemental cash flow information		
Interest paid	$ 111,092	$ 150,177
Less: Interest capitalized	-	-
Interest paid, net of interest capitalized	$ 111,092	$ 150,177
Income tax paid	$ 369,794	$ 552,501
Financing activities not affecting cash flows		
Long-term liabilities due within one year	$ 1,902,500	$ 2,730,000
Capitalization of retained earnings	$ -	$ -
Conversion of convertible bonds into common stock	$ 563,100	$ 138,000

The accompanying notes are an integral part of these financial statements.
See report of independent accountants dated August 27, 2008.

EVERGREEN MARINE CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS AND FOREIGN CURRENCIES, EXCEPT AS OTHERWISE INDICATED)

1.HISTORY AND ORGANIZATION

Established on September 25, 1968, Evergreen Marine Corporation (the "Company") is mainly engaged in domestic and international marine transportation, shipping agency services and the distribution of containers. The Company was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF) (currently known as the Securities and Futures Bureau (SFB), Financial Supervisory Commission, Executive Yuan) to be a public company on November 2, 1982 and was further approved by the SFC to be a listed company on July 6, 1987. The Company's shares have been publicly traded on the Taiwan Stock Exchange since September 21, 1987. The Company had 1,387 employees as of June 30, 2008.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in conformity with the "Rules Governing Preparation of Financial Statements by Securities Issuers", "Business Entity Accounting Law", "Regulations on Business Entity Accounting Handling" and accounting principles generally accepted in the Republic of China. The Company's significant accounting policies are summarized below:

(1)Classification of current and non-current assets and liabilities

A. Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as non-current assets:

a) Assets arising from operating activities that are expected to be realized or consumed, or are intended to be sold within the normal operating cycle;

b) Assets held mainly for trading purposes;

c) Assets that are expected to be realized within twelve months from the balance sheet date;

d) Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than twelve months after the balance sheet date.

B. Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as non-current liabilities:

a) Liabilities arising from operating activities that are expected to be paid off within the normal operating cycle;

b) Liabilities arising mainly from trading activities;

c) Liabilities that are to be paid off within twelve months from the balance sheet date;

d) Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date.

C.Financial liabilities that expire within twelve months from the balance sheet date which meet the following conditions are classified as non-current liabilities:

a) The original contract term exceeds one year.

b) Intended for long-term refinancing.

c) Have completed long-term refinancing and extended the period of liabilities before the balance sheet date, or have the intention to refinance or extend the period of liabilities by one year after balance sheet date.

(2)Foreign currency transactions

A. The Company maintains its accounts in New Taiwan dollars. Transactions denominated in foreign currencies are translated into New Taiwan dollars and functional currencies at the spot exchange rates prevailing at the transaction dates. Exchange gains or losses due to the difference between the exchange rate on the transaction date and the exchange rate on the date of actual receipt and payment are recognized in current period's profit or loss.

B. Receivables, other monetary assets and liabilities denominated in foreign currencies are translated at the spot exchange rates prevailing at the balance sheet date. Exchange gains or losses are recognized in profit or loss.

C. When a gain or loss on a non-monetary item is recognized directly in equity, any exchange component of that gain or loss shall be recognized directly in equity. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss. However, non-monetary items that are measured on a historical cost basis are translated using the exchange rate at the date of the transaction.

(3)Translation of financial statements of foreign subsidiaries

Assets and liabilities of foreign subsidiaries are translated into New Taiwan dollars using the exchange rates at the balance sheet date. Equity accounts are translated at historical rates except for beginning retained earnings, which are carried forward from prior year's balance. Dividends are translated at the rates prevailing at the date of declaration. Profit and loss accounts are translated at weighted-average rates of the year. The resulting translation differences are included in "cumulative translation adjustments" under stockholders' equity.

(4)Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments which are readily convertible to known amount of cash and which are subject to insignificant risk of changes in value resulting from fluctuations in interest rates.

(5)Financial assets and financial liabilities at fair value through profit or loss

A. Financial assets and financial liabilities at fair value through profit or loss are recognized and derecognized using trade date accounting and are recognized initially at fair value.

B. These financial instruments are subsequently remeasured and stated at fair value, and the gain or loss is recognized in profit or loss. The fair value of listed stocks, TSE/OTC stocks and closed-end mutual funds and GDR is based on latest quoted fair prices of the accounting period. The fair value of open-end and balanced mutual funds is based on the net asset value at the balance sheet date.

(6)Held-to-maturity financial assets

A. Held-to-maturity financial assets are recognized or derecognized using trade date accounting and is stated initially at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. The financial assets are carried at amortized cost.

C. If there is any objective evidence that the financial asset is impaired, the impairment loss is recognized in loss. If the fair value of the financial asset subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed to the extent of the loss previously recognized in profit or loss.

(7)Investments in bonds without active markets

A. Investments in bonds without active markets are recognized and derecognized using trade date accounting and is stated initially at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. This financial asset is carried at amortized cost. Any change in the fair value of the assets to be received during the period between the trade date and settlement date is not recognized.

C. If there is any objective evidence that the financial asset is impaired, the impairment loss is recognized in profit or loss. If, subsequently, the fair value of asset increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed to the extent of the loss previously recognized in profit or loss.

(8)Available-for-sale financial assets

A. Available-for-sale financial assets are recognized and derecognized using trade date accounting and are initially stated at fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. The financial assets are remeasured and stated at fair value, and the gain or loss is recognized in equity, until the financial asset is derecognized, at which time the cumulative gain or loss

previously recognized in equity shall be recognized in profit or loss. The fair value of listed stocks, TSE/OTC stocks and closed-end mutual funds and GDR are based on latest quoted fair prices of the accounting period. The fair values of open-end and balanced mutual funds are based on the net asset value at the balance sheet date.

C. If there is any objective evidence that the financial asset is impaired, the cumulative loss that had been recognized directly in equity shall be transferred from equity to profit or loss. When the fair value of an equity instrument subsequently increases, impairment losses recognized previously in profit or loss shall not be reversed. When the fair value of a debt instrument subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed to the extent of the loss recognized in profit or loss.

(9)Financial assets and financial liabilities carried at cost

A. Investments in unquoted equity instruments are recognized or derecognized using trade date accounting and is stated initially at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. If there is any objective evidence that the financial asset is impaired, the impairment loss is recognized in profit or loss. Such impairment loss shall not be reversed when the fair value of the asset subsequently increases.

(10)Derivative financial assets for hedging

Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the hedged item.

A. Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss. Changes in the fair value of the hedged asset or liability that are attributable to the hedged item are recognized in profit or loss as an adjustment to the carrying amount of the hedged item.

B. Cash flow hedges:

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

a) If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognized directly in equity are transferred to profit or loss in the same period or periods when the hedged item

affects profit or loss.

b) If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, or a forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, then the entity shall choose either one of the following methods and apply the method selected consistently: the associated gains and losses that were recognized directly in equity are transferred into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss, However, any loss or portion of a loss recognized directly in equity that is not expected to be recovered in the future is reclassified to profit or loss.

(11)Derecognition of financial assets and liabilities

A. All or part of a financial asset is derecognized when the contractual rights that compose the asset is expired. When all or part of a financial asset is transferred and contractual rights that composes the asset is given up, the cash flow received from the clearing house within a certain limit is treated as a sale. When the transfer of financial asset does not qualify as loss of contractual rights, then such transfer of asset is recognized as aguaranteed loan. Reacquiring rights of such assets will no longer be accounted as derivative financial assets.

B. All or part of a financial liability is derecognized when the obligation specified in the contract binding the financial liability is either discharged, cancelled or expired. Where there has been an exchange between an existing borrower of debt instruments and the Company with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, then the transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Any gain or loss from extinguishment of the original financial liability is recognized in the income statement.

(12)Allowance for doubtful accounts

Allowance for doubtful accounts is provided according to the evaluation of the collectibility of notes, accounts and other receivables, taking into account the bad debts incurred in prior years and the aging analysis of the receivables.

(13)Inventories

Fuel inventories are physically measured by the crew of each ship and reported back to the Head Office through telegraph for recording purposes at year-end. Valuation of inventories is based on the exchange rate prevailing at the end of the fiscal year.

(14)Long-term equity investments accounted for under the equity method

A.Long-term equity investments in which the Company holds more than 20% of the investee company's voting shares or has the ability to exercise significant influence on the investee's

operational decisions are accounted for under the equity method. The excess of the initial investment cost over the acquired net asset value of the investee attributable to goodwill is no longer amortized, effective January 1, 2006. Retrospective adjustment of the amount of goodwill amortized in previous year is not required. The excess of acquired net asset value of investee over the initial investment cost is allocated proportionately and applied as a reduction to the book values of identifiable non-current assets, and any remaining amount of such excess after this allocation is credited to extraordinary gains. The unrealized gain or loss resulted from transactions between investor and investee should be eliminated. Investee companies of which the Company holds more than 50% voting shares of an investee or the Company holds less than 50% voting shares of an investee, but has effective control over the investee are included in the consolidated financial statements.

B.Foreign currency denominated financial statements of overseas subsidiaries and investees are translated into New Taiwan dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 14, "Accounting for Foreign Currency Transactions and Translation of Foreign Financial Statements". The translation differences are recorded as "cumulative translation adjustments" under stockholders' equity.

(15)Property, plant and equipment

A.Property, plant and equipment are stated at cost. Interests incurred on the loans used to bring the assets to the condition and location necessary for their intended uses are capitalized.

B.Depreciation is calculated on a straight-line basis according to the respective assets' useful lives regulated by the Ministry of Finance plus one year for salvage value.

C.Major improvements and renewals are capitalized and depreciated accordingly. Maintenance and repairs are expensed as incurred.

D.For ships and equipment that are still in use after expiration of their useful life, depreciation is provided based on the original method and the reassessed useful life and salvage value. For other assets that are still in use after expiration of their useful life, depreciation is provided based on the original method to the extent that the salvage value falls below $3,000. Where impairment loss is recognized, property, plant and equipment shall be depreciated over their remaining useful life based on their carrying value adjusted for the impairment loss.

(16)Deferred charges

Deferred charges refer to the expenses incurred for decoration, issuance of corporate bonds, computer software and cable installation. The expenses incurred for decoration are amortized on a straight-line basis over five years, expenses incurred for issuance of corporate bonds are amortized over the issuance period, expenses incurred for issuance of convertible bonds are amortized over the period from the issuance date to the expiry date of the redemption rights and the remaining deferred charges are amortized over 2-3 years.

(17)Impairment of non-financial assets

The Company recognizes impairment loss when there is indication that the recoverable amount of an asset is less than its carrying amount. The recoverable amount is the higher of the fair value less costs to sell and value in use. When the impairment no longer exists, the impairment loss recognized in prior years shall be recovered.

(18)Convertible bonds

Bonds payable issued before December 31, 2005 are accounted for as follows:

A.Convertible bonds are stated at their issuance price. The excess of the redemption price over the face value of the convertible bonds is amortized using the interest method over the redemption period.

B.When bonds are converted, the par value of the bonds is credited to common stock and any excess is credited to capital reserve. No gain or loss is recognized on bond conversion.

C.Expenditures incurred on issuance of convertible bonds are classified as deferred assets and amortized over the life of the bonds. In cases where the bonds are converted or redeemed before the maturity date, the issuance expenditures are expensed in proportion to the amount of bonds converted or redeemed.

D.Where bonds are not redeemed during the redemption period, the interest on redemption is amortized under the interest method over the remaining life of the bonds. If the fair value of the underlying shares at the expiry date of the redemption option exceeds the redemption price, the interest on redemption is reclassified to capital reserve.

(19)Pensions

A.Under the defined benefit pension plan, net periodic pension costs are recognized in accordance with the actuarial calculations. Net periodic pension costs include service cost, interest cost, expected return on plan assets, and amortization of unrecognized net transition obligation and gains or losses on plan assets. Unrecognized net transition obligation is amortized on a straight-line basis over 15 years. Under the defined contribution pension plan, net periodic pension costs are recognized as incurred.

B.The Labor Pension Act ("the Act"), which adopts a defined contribution scheme, took effect from July 1, 2005. In accordance with the Act, employees of the Company may elect to be subject to either the Act, and maintain their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. For employees subject to the Act, the Company shall make monthly contributions to the employees' individual pension accounts based on at least 6% of the employees' monthly wages.

C.In accordance with the SFAS No. 18, "Accounting for Pension", the Company has recognized pension costs based on the actuarial report since 1995. Under the defined benefit pension

scheme, net periodic pension cost is contributed based on the actuarial report, which includes current service cost, interest cost, expected rate of return on plan assets, and amortization of unrecognized net transition assets. The part of accumulated benefit obligation which exceeds fair value of pension fund is recorded as minimum pension liability on the balance sheet. Unrecognized net transition assets and net benefit obligation are amortized on a straight-line basis over 15 years. Prior service cost and gain or loss is amortized over the average remaining service period on a straight-line basis. While preparing interim financial statements, the amount of minimum pension liability is adjusted by the difference between net periodic pension cost and contribution. Under the defined benefit pension scheme, contribution is recognized in the year when the expenditures are incurred. The amount of the minimum pension liability does not have to be re-evaluated. In accordance with the SFAS No. 23 "Presentation and Disclosure for Interim Financial Reports", information related to pension is not disclosed.

(20)Income taxes

A.Provision for income tax includes deferred income tax resulting from temporary differences, investment tax credits and loss carryforward. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefit will not be realized. Over or under provision of prior years' income tax liabilities is included in current year's income tax.

Inter-period and intra-period income taxes are allocated in accordance with the SFAS No. 22, "Accounting for Income Taxes". Income tax effects arising from taxable temporary differences are recognized as deferred income tax liabilities. Income tax effects arising from deductible temporary differences, loss carryforwards and income tax credits are recognized as deferred income tax assets and a valuation allowance is provided based on the expected realizability of the deferred income tax assets. In accordance with the "Statute of Income Basic Tax Amount", effective January 1, 2006, the estimated basic tax amount payable in the future is considered by the Company in evaluating the realizability of deferred income tax assets.

B.Investment tax credits arising from expenditures incurred on acquisitions of equipment or technology, research and development, employees' training, and equity investments are recognized in the year the related expenditures are incurred.

C.An additional 10% tax is levied on the unappropriated retained earnings and is recorded as income tax expense in the year the stockholders resolve to retain the earnings.

(21)Employees' bonuses and directors' and supervisors' remuneration

Effective January 1, 2008, pursuant to EITF96-052 of the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007, "Accounting for Employees' Bonuses and Directors'

and Supervisors' Remuneration", the costs of employees' bonuses and directors' and supervisors' remuneration are accounted for as expenses and liabilities, provided that such a recognition is required under legal obligation or constructive obligation and those amounts can be estimated reasonably. However, if the accrued amounts for employees' bonuses and directors' and supervisors' remuneration are significantly different from the actual distributed amounts resolved by the stockholders at their annual stockholders' meeting subsequently, the differences shall be recognized as gain or loss in the following year.

(22)Revenue, cost and expense recognition

Revenues are recognized when the earning process is substantially completed and are realized or realizable. Costs and expenses are recognized as incurred.

(23)Basic (diluted) earnings per share

Basic earnings per share is calculated based on the net income (loss) attributed to common stockholders and the weighted-average number of common shares outstanding during the period. Any capital increase (reduction) through cash infusion (withdrawal), treasury stock transactions or other factors that would cause a change in the number of outstanding shares are incorporated in the calculation on a weighted-average basis according to the circulation period. Adjustments are made retroactively to the weighted-average number of outstanding shares if there is any increase (decrease) in the number of outstanding shares which does not result in changes in the stockholders' percentage of equity interest. Where the effective dates of the above-mentioned events fall between the balance sheet date and the issue date of the financial statements, retroactive adjustments are also required. For the purpose of calculating diluted earnings per share, it is assumed that the convertible bonds are converted into the common stock on the date of issuance of the bonds, and the weighted-average number of outstanding shares is adjusted for the dilutive effect of the convertible bonds.

(24)Derivative financial instruments and hedge trading

A. Oil swaps and interest rate swaps are utilized to hedge against fluctuations in interest rates and oil prices. The initial recognition and subsequent valuation of derivative financial instruments are carried at fair value. The assets are recognized for positive fair values, the liabilities are recognized for negative fair value.

B. The changes in fair value of derivatives are recognized in the income statement when such instrument does not qualify for hedge accounting.

Hedge relationship is classified into the following three categories:

a) Fair value hedges: to mitigate the risk of changes in the fair value of a recognized asset or liability or unrecognized commitment.

b) Cash flow hedges: to mitigate the risk of volatility in cash flow. The volatility is attributable

to a recognized asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction that might affect profit or loss.

c) Hedge of net investment in a foreign operation: to mitigate the risk of the exchange rate fluctuations associated with net investment in a foreign operation.

The Company used cash flow hedge to avoid the exchange risk arising from existing commitments.

C. The hedging relationship, management and strategy are documented at the beginning of a designated hedge. The hedge instruments, related hedge items or transactions and identification of hedged risk, and the method for measuring the hedge effectiveness, are also documented. The Company expects that the hedge could offset the volatility of fair value and cash flow during the period under hedge. The Company also assesses the effectiveness of hedge, and makes sure the hedge is highly effective during the period.

D. In the case where the hedge trading meets the criteria of hedge accounting, the accounting for hedging is set forth below:

a) Fair value hedge

The fair value hedge is used to mitigate the risk of a fair value change of the recognized assets or liabilities, unrecognized commitment, or designated part of such items, which could arise from certain specific risk and affect income. In a fair value hedge, the gain or loss on the hedged items arising from hedged risks are recognized in the income statement. The gain or loss on derivative financial instruments measured at fair value on the subsequent measurement is also recognized in the income statement.

For the fair value hedge associated with hedged items that are initially measured at amortized cost, the adjustment is amortized under effective interest method by the budging period and recognized in the income statement. The amortization begins either when the adjustment is recognized or when hedge accounting ceases to apply.

For the unrecognized commitment that is designated as a hedge item, the cumulative fair value changes due to hedged risk are classified as assets or liabilities and recognized in the income statement.

The Company discontinues hedge accounting when the hedging instrument is settled, sold, terminated or exercised, no longer qualifies for hedge since it does not meet the criteria of hedge relationship, or when the Company decides to revoke the designation.

b) Cash flow hedge

Cash flow hedge avoids risk of volatility in cash flow arising from specific risks associated with recognized assets or liabilities, or highly expected transaction which will affect income statement. The gain or loss that is attributable to effective hedge is recognized in equity

directly and that is attributable to ineffective hedge is recognized in income statement.

In the case where the expected transaction being hedged is likely to result in the recognition of financial assets or financial liabilities, the gain or loss previously recognized directly as adjustments in equity is to be transferred to income statement as profit or loss in the period when such assets or liabilities affect net income. In other cases where the expected transaction under hedge is likely to result in the recognition of non-financial assets or non-financial liabilities, the gain or loss previously recognized directly as adjustments in equity for such hedging instrument is treated as valuation adjustments to the book value of such assets or liabilities.

When the occurrence of the expected transaction is deemed unlikely, the accumulated profit or loss previously recognized as adjustments in equity is recognized as profit or loss for the period. When hedging instruments are matured, sold, terminated or executed, or when the Company cancelled designated hedging instruments under initial recognition, the accumulated amount previously recognized directly as adjustments in equity remains in equity as an adjustment item when such expected transaction does occur. However, when such expected transaction is not likely to occur, the accumulated amount is recognized in current income.

c) Hedge of net investment in a foreign operation

Accounting for hedge of net investment in a foreign operation is similar to accounting for cash flow hedge. The hedge instruments are recognized directly in equity when deemed effective and recognized in the income statement when deemed ineffective. Cumulative gains or losses recognized as adjustments in equity are transferred to income statement upon disposal of foreign operation.

(25)Use of estimates

A.The preparation of financial statements in conformity with accounting generally accepted principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those assumptions and estimates.

B.Accrued expenses are recorded at the amounts stated in the original supporting documents. Foreign port charges without supporting documents are estimated based on past records and period-end sailing schedules. Differences between the expenses actually incurred in the following year and the estimated accrued expenses are credited or charged to operating costs or expenses in the following year.

3.CHANGES IN ACCOUNTING PRINCIPLES

A.Effective January 1, 2007, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 37, "Accounting for Intangible Assets". Such change in accounting principle had no effect on net income, EPS and total assets as of and for the six months ended June 30, 2008.

B.Effective January 1, 2008, the Company adopted SFAS No. 39, "Accounting for Share-based Payment". Such change in accounting principle had no effect on net income, EPS and total assets as of and for the six months ended June 30, 2008.

C.Effective January 1, 2008, the Company adopted EITF96-052 of the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007, As a result of the adoption of EITF96-052, net income decreased by $25,732 and earnings per share decreased by $0.01 for the six months ended June 30, 2008.

4.DETAILS OF SIGNIFICANT ACCOUNTS

(1)Cash and cash equivalents

	June 30,	
	2008	2007
Cash	$ 4,769	$ 16,650
Checking accounts	28,040	36,912
Demand deposits	12,535	8,655
Foreign currency deposits	181,622	1,676,392
Time deposits (New Taiwan dollars)	300,000	2,664,952
Time deposits (Foreign currencies)	1,203,267	810,233
Cash equivalents - short-term notes	9,992	-
Less：Unrealized foreign exchange loss	(4,316)	(20,655)
	$ 1,735,909	$ 5,193,139
Interest rates on the above time deposits	2.05%~4.95%	0.52%~5.25%

(2)Financial assets at fair value through profit or loss - current

	June 30, 2008	June 30, 2007
Financial asset held for trading		
Listed (TSE and OTC) stocks	$ 32,458	$ 67,210
Beneficiary certificates	1,180,879	1,463,541
Interest rate swap (IRS)	6,920	34,454
Currency exchange swap (CCS)	-	11,424
Oil swap	4,034	16,033
Foreign exchange rate option	-	319
Structural financial instruments	135,151	542,040
Equity-linked financial instruments	-	24,475
	1,359,442	2,159,496
Adjustment of financial assets held for trading	(119,229)	(35,863)
	$ 1,240,213	$ 2,123,633

A.The Company recognized net loss of $47,923 and $56,192 for the six months ended June 30, 2008 and 2007, respectively.

B. As of June 30, 2008 and 2007, the outstanding interest rate swap contracts are set forth below：

	June 30, 2008			
	Contract period	Notional Amount		Carrying Value
Interest rate swap	03.08~08.08	NTD	500,000	$ 185
〃	04.07~09.07	USD	25,000	6,735
				$ 6,920

	June 30, 2007			
	Contract period	Notional Amount		Carrying Value
Interest rate swap	03.08~07.08	USD	5,000	$ 2,660
〃	04.05~07.09	USD	1,400	737
〃	03.08~07.08	USD	7,500	4,013
〃	05.03~09.03	USD	10,000	7,323
〃	03.08~08.08	NTD	500,000	191
〃	03.11~08.11	USD	20,000	26
〃	05.03~09.03	USD	15,000	10,192
〃	04.07~09.07	USD	25,000	9,312
				$ 34,454

C. As of June 30, 2008 and 2007, the outstanding currency exchange swap contracts are set forth below：

June 30, 2008：NONE.

	June 30, 2007			
	Contract period	Notional Amount		Carrying Value
Currency exchange swap	07.03~07.12	USD	3,000	$ 164
〃	07.03~07.12	USD	3,000	381
〃	07.04~08.05	USD	3,000	3,473
〃	06.09~07.09	USD	3,000	2,434
〃	07.06~08.12	USD	3,000	4,972
				$ 11,424

D. As of June 30, 2008 and 2007, the outstanding oil swap contracts are set forth below：

	June 30, 2008		
	Contract period	Notional Quantity (Ton)	Carrying Value
Oil swap	08.05~10.10	399,230	$ 4,034

	June 30, 2007		
	Contract period	Notional Quantity (Ton)	Carrying Value
Oil swap	06.09~09.02	399,230	$ 16,033

E. As of June 30, 2008 and 2007, the outstanding foreign exchange rate option contracts are set forth below：

June 30, 2008：NONE.

	June 30, 2007			
	Contract period	Notional Amount		Carrying Value
Foreign exchange rate option	07.06~07.07	USD	17,000	$ 319

F. As of June 30, 2008 and 2007, the contracts of structural financial instruments and equity-linked financial instruments are set forth below：

	June 30, 2008		
	Notional Amount		Carrying Value
Structural financial instruments	USD	4,100	$ 117,952

	June 30, 2007	
	Notional Amount	Carrying Value
Structural financial instruments	USD 12,230 / JPY 508,150	$ 532,484
Equity-linked financial instruments	NTD 20,500 / HKD 1,000	24,544
		$ 557,028

(3)Accounts receivable, net

	June 30, 2008	June 30, 2007
Non-related parties	$ 687,600	$ 816,713
Add: Unrealized foreign exchange gain (loss)	3,008	(4,268)
Less: Allowance for doubtful accounts	(1,577)	(1,577)
	689,031	810,868
Related parties	121,501	157,273
	$ 810,532	$ 968,141

(4)Other receivables

	June 30, 2008	June 30, 2007
Non-related parties		
Accrued income	$ 3,318	$ 9,804
Tax refundable	11,978	19,130
Dividend receivable	56,299	23,875
Accounts receivable from disposal of investment	55,310	180,008
Current portion of long-term installment receivable	-	256,049
Incentive from Kaohsiung Harbor Bureau	51,163	-
Others	294,879	72,517
	472,947	561,383
Related parties		
Dividend receivable	310,604	388,856
Others	94,442	493,340
	405,046	882,196
	$ 877,993	$ 1,443,579

(5)Other financial assets - current

	June 30, 2008	June 30, 2007
Future transaction margin	$ 127,517	$ 106,894

(6)Inventories

	June 30, 2008	June 30, 2007
Fuel	$ 632,438	$ 465,125

(7)Other current assets

	June 30, 2008	June 30, 2007
Agency accounts	$ 2,035,417	$ 3,130,755
Agency reciprocal accounts	36,207	36,773
Temporary debits	61,905	100,902
	$ 2,133,529	$ 3,268,430

A.Agency accounts

The Company has entered into agreements with foreign agents to deal with the port formalities related to foreign ports such as arrival and departure of ships, cargo loading, discharging and forwarding, collection of freight and payment of expenses incurred with foreign ports. The above transactions are booked in the agency accounts.

B.Agency reciprocal accounts

The Company has been appointed by Evergreen International S.A., Gaining Enterprise S.A., Greencompass Marine S.A., Italia Marittima S.P.A. and Evergreen Marine(UK) Limited and Evergreen Marine(Hong Kong) LTD. as their agent to pay the petty cash required by their vessels, crew salaries and insurance premiums in Taiwan. The above transactions are booked in the agency reciprocal accounts.

(8)Available-for-sale financial assets - non-current

	June 30, 2008	June 30, 2007
Listed (TSE and OTC) securities		
Central Reinsurance Corp.	$ 490,801	$ 490,801
Fubon Financial Holding Co., Ltd.	5,673	7,087
	496,474	497,888
Add: valuation adjustment	294,633	213,972
	$ 791,107	$ 711,860

(9)Financial assets carried at cost - non-current

	June 30, 2008	June 30, 2007
Non-listed securities	$ 1,536,146	$ 1,492,397

A.The Company's investment in non-listed securities were measured at cost since its fair value cannot be measured reliably.

B.In April 2007, Taishin International Telecommunication Co., Ltd. purchased publicly-listed shares of Taiwan Fixed Network Co. Ltd. The Company sold all its shares of Taiwan Fixed Network based on the purchase price of $8.3 (in dollars) per share. The Company's investment cost was

$700,000, and the purchase price was $581,000. As a result, a realized impairment loss of $119,000 was recognized for the year ended December 31, 2007.

C. In April 2007, Power World Fund Inc. (PWF) reduced its capital at a conversion rate of 18.93%. The amount returned to the stockholders was $10 (in dollars) par value per share. As a result of the capital reduction, the proceeds received by the Company based on its proportionate equity interest in PWF were $3,409, and the carrying amount of the Company's investment in PWF was written down by $3,409. No gain or loss was incurred.

(10)Investments in bonds without active markets

		Coupon	June 30,	
Item	Period	rate	2008	2007
Convertible Bond - Tuntex (Thailand) Public Company Limited	03.10.05 ~ 03.10.13	0%	$ 10,457	$ 11,384
Add: Unrealized exchange gain			1,251	342
			$ 11,708	$ 11,726

A. In 1997, the Company purchased US$180 thousand of the convertible bonds issued by Tuntex (Thailand) Public Company Limited (Tuntex). As Tuntex encountered financial difficulties, it defaulted at maturity of the bonds. Accordingly, the Company fully recognized the losses on the bonds in 2001. Tuntex subsequently filed an application to the court for corporate restructuring and reached a consensus with the creditors to reissue the abovementioned bonds. The convertible bonds allocated to the Company were recorded at their face value of THB15,737 thousand (NT$12,581 thousand), and the Company recognized $12,581 thousand income under "non-operating income – others" for the year ended December 31, 2005.

B. For stock conversion right of the above convertible bonds, please refer to Note 4.(21).

(11)Long-term equity investments accounted for under the equity method

A. Details of long-term equity investments accounted for under the equity method are set forth below:

	June 30, 2008		June 30, 2007	
Investee company	Carrying amount	Percentage of ownership	Carrying amount	Percentage of ownership
Peony Investment S.A.	$ 49,329,467	100.00%	$ 41,291,153	100.00%
Taiwan Terminal Service Co., Ltd.	72,661	55.00%	69,839	55.00%
Charng Yang Development Co., Ltd.	471,952	40.00%	445,474	40.00%
Evergreen International Storage and Transport Corporation	7,211,341	39.74%	7,396,154	39.74%
Evergreen Security Corporation	59,192	31.25%	53,576	31.25%
EVA Airways Corp.	6,856,983	19.04%	8,665,451	19.37%
Taipei Port Container Terminal Corporation	641,607	20.00%	328,792	20.00%
	$ 64,643,203		$ 58,250,439	

B. Investment income (loss) accounted for under the equity method for the six months ended June 30, 2008 and 2007 is set forth below:

	For the six months ended June 30,	
Investee Company	2008	2007
Peony Investment S.A.	$ 2,536,186	$ 291,687
Taiwan Terminal Service Co., Ltd.	7,655	4,651
Charng Yang Development Co., Ltd.	20,881	18,576
Evergreen International Storage and Transport Corporation	175,862	180,522
Evergreen Security Corporation	5,515	5,190
EVA Airways Corp.	(1,144,921)	(327,039)
Taipei Port Container Terminal Corporation	14,061	(1,434)
	$ 1,615,239	$ 172,153

C. On April 19, 2007 and December 24, 2007, the Company's Board of Directors passed a resolution for the Company to infuse additional cash in Taipei Port Container Terminal Corporation as a shareholder. The Company subscribed to 18,000 thousand and 30,000 thousand shares at $10 (in dollars) per share amounting to $180,000 and $300,000. As of June 30, 2008 and 2007, percentage of ownership was both 20%.

(12)Other long-term investments

	June 30, 2008	June 30, 2007
Membership fee and service charges paid to Marshall golf country club	$ 312	$ 312

(13)Property, plant and equipment, net

Asset	June 30, 2008 Initial cost	June 30, 2008 Accumulated depreciation	June 30, 2008 Net book value
Land	$ 1,998,859	$ -	$ 1,998,859
Buildings	1,512,002	(425,828)	1,086,174
Loading / discharging equipment	4,427,094	(3,324,816)	1,102,278
Computer equipment	119,127	(85,277)	33,850
Transportation equipment	14,153,896	(8,886,726)	5,267,170
Ships and equipment	5,770,086	(4,519,964)	1,250,122
Dock facilities	223,081	-	223,081
Office equipment	219,972	(166,876)	53,096
	28,424,117	(17,409,487)	11,014,630
Prepayments for equipment	910,490	-	910,490
	$ 29,334,607	(17,409,487)	$ 11,925,120

Asset	June 30, 2007 Initial cost	June 30, 2007 Accumulated depreciation	June 30, 2007 Net book value
Land	$ 1,998,859	$ -	$ 1,998,859
Buildings	1,512,002	(396,119)	1,115,883
Loading / discharging equipment	4,391,778	(3,034,110)	1,357,668
Computer equipment	137,096	(91,865)	45,231
Transportation equipment	12,755,055	(10,472,458)	2,282,597
Ships and equipment	5,770,086	(4,123,595)	1,646,491
Dock facilities	418,813	-	418,813
Office equipment	216,017	(155,352)	60,665
	27,199,706	(18,273,499)	8,926,207
Prepayments for equipment	215,821	-	215,821
	$ 27,415,527	($ 18,273,499)	$ 9,142,028

A. All the aforementioned ships and equipment have been insured based on the market value of each vessel or the requirement of the creditor banks. As of June 30, 2008 and 2007, the insurance coverage amounted to USD107,000 and USD101,000, respectively. In addition, the ships were covered by the protection and indemnity insurance with GARD. The indemnity

amounts were unlimited except for oil pollution which was limited to USD 8 billion as of June 30, 2008 and 2007, respectively.

B. The Company's loading/discharging equipment has been covered by the general insurance for construction machinery with insurance coverage amounting to $1,815,591 and $2,008,896 as of June 30, 2008 nad 2007, respectively. The fire insurance coverage for office equipment and building were $1,300,333 and $1,335,715 as of June 30, 2008 and 2007, respectively. Container facilities were insured with full coverage amounting to USD387,448 and USD234,725 as of June 30, 2008 and 2007, respectively.

C. The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Pier No. 116 of Kaohsiung Harbor. The Company is entitled to use the pier free of charge for 16 years commencing from the date of completion. Upon expiration of the 16-year period, the Company is obliged to return the pier to the Bureau but has the priority to lease the pier. The construction project was reclassified to dock facilities upon its completion on January 1, 1992, and is amortized on a straight-line basis over 16 years with the amortization charged to loading/discharging expenses.

D. The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Piers No. 79~81 of Kaohsiung Harbor. The Company is entitled to use the piers free of charge for 10 years commencing from the date of completion. Upon expiration of the 10-year period, the Company is obliged to return the piers to the Bureau but has the priority to lease the piers. The construction project was reclassified to dock facilities upon its completion in the beginning of 2000, and is amortized on a straight-line basis over 10 years with the amortization charged to loading/discharging expenses.

(14)Long-term installment receivables

	June 30,	
	2008	2007
Receivables from sales of vessels	$ -	$ 328,902
Less: Unrealized foreign exchange loss	-	(16,555)
	-	312,347
Less: Current portion	-	(256,049)
Long-term installment receivables,net	$ -	$ 56,298

The above installment receivables were derived from the sale of four vessels, GLEE, GLOW, GRUP and GALT, in 2001 and 2002 with a total price of USD54,648. The interest charged on the receivables is LIBOR (London InterBank Offered Rate) plus 1.5%. As of June 30, 2007, the accrued amount of the receivables was USD9,511. As of June 30, 2008, all accrued amount was received.

(15)Short-term loans

	June 30,	
	2008	2007
Unsecured loans	$ 1,250,000	$ 3,194,000
Interest rate	2.20%~2.38%	2.20%~2.50%

(16)Financial liabilities at fair value through profit or loss - current

	June 30,	
	2008	2007
Financial liabilities held for trading		
Interest rate swap	$ 11,393	$ 16,214
Oil swap	774,480	102,167
Currency exchange swap	47,378	166,248
Foreign exchange rate swap	370,856	139,840
	$ 1,204,107	$ 424,469

A. The Company recognized net loss of $708,431 and net gain of $147,031 for the six months ended June 30, 2008 and 2007.

B. As of June 30, 2008 and 2007, the outstanding interest rate swap contracts are set forth below：

	June 30, 2008			
	Contract period	Notional Amount		Carrying Value
Interest rate swap	05.03~09.03	USD	15,000	$ 4,868
〃	03.11~08.11	USD	20,000	2,049
	05.03~09.03	USD	10,000	3,449
〃	03.07~08.07	NTD	500,000	1,027
				$ 11,393

	June 30, 2007			
	Contract period	Notional Amount		Carrying Value
Interest rate swap	02.07~07.07	NTD	62,500	$ 260
〃	03.07~08.07	NTD	500,000	15,954
				$ 16,214

C. As of June 30, 2008 and 2007, the outstanding oil swap contracts are set forth below：

	June 30, 2008			
	Contract period	Notional Quantity (Ton)	Carrying Value	
Oil swap	07.07~09.12	245,385	$	772,375
〃	07.04~10.09	798,462		1,462
〃	08.05~10.10	399,230		643
			$	774,480

	June 30, 2007			
	Contract period	Notional Quantity (Ton)	Carrying Value	
Oil swap	07.02~09.01	184,615	$	15,116
〃	07.03~09.02	184,615		25,690
〃	07.03~09.02	184,615		30,210
〃	07.07~07.12	46,152		30,631
〃	07.07~07.12	46,152		520
			$	102,167

D. As of June 30, 2008 and 2007, the outstanding currency exchange swap contracts are set forth below：

	June 30, 2008				
	Contract period	Notional Amount		Carrying Value	
Currency exchange swap	07.10~09.10	EUR	24,000	$	23,174
〃	07.10~09.10	EUR	24,000		24,204
				$	47,378

	June 30, 2007				
	Contract period	Notional Amount		Carrying Value	
Currency exchange swap	07.01~08.01	USD	2,000	$	8,509
〃	07.03~08.03	USD	2,000		27,025
〃	07.04~08.04	USD	3,000		2,357
〃	07.04~08.07	USD	3,000		9,195
〃	07.05~07.11	USD	3,000		6,303
〃	07.06~09.04	USD	3,000		110,014
〃	07.05~08.05	USD	3,000		2,845
				$	166,248

E. As of June 30, 2008 and 2007, the outstanding foreign exchange rate swap contracts are set forth below:

	June 30, 2008			
	Contract period	Notional Amount		Carrying Value
Foreign exchange rate swap	04.05~09.05	EUR	25,000	$ 118,936
〃	06.12~11.12	USD	140,000	251,920
				$ 370,856

	June 30, 2007			
	Contract period	Notional Amount		Carrying Value
Foreign exchange rate swap	04.05~09.05	EUR	50,000	$ 24,109
〃	07.06~07.07	JPY	2,200,000	280
〃	01.10~11.12	USD	527,000	115,451
				$ 139,840

(17)Accrued expenses

	June 30,	
	2008	2007
Accrued expenses	$ 237,456	$ 142,866
Estimated accrued expenses	2,427,366	3,362,285
Less: Unrealized foreign exchange (loss) gain	(92,013)	10,048
	$ 2,572,809	$ 3,515,199

The estimated accrued expenses represent the estimated expenses to be incurred with the foreign agents and on the agency services rendered by the Company to the foreign marine transportation companies. The estimated accrued expenses as of December 31, 2007 were $3,169,357, of which $1,959,402 was reversed as of June 30, 2008, constituting 61.51% of the estimated amount. The estimated accrued expenses as of December 31, 2006 were $3,724,730, of which $2,209,766 was reversed as of June 30, 2007, constituting 59.33% of the estimated amount.

(18)Other payables

	June 30,	
	2008	2007
Non-related parties		
Accrued agency reciprocal expenses	$ 2,683	$ 2,604
Dividends payable	5,226,319	905,136
Remuneration to directors and supervisors and bonus to employees	81,600	40,620
Others	5,398	55,192
	$ 5,316,000	$ 1,003,552

(19)Long-term liabilities due within one year

	June 30,			
	2008		2007	
Corporate bonds payable	$	205,068	$	1,500,000
Long-term bank loans		1,700,000		1,230,000
	$	1,905,068	$	2,730,000

(20)Derivative financial liabilities for hedging - non-current

June 30, 2008 : NONE.

	June 30, 2007				
	Contract period	Notional Amount		Carrying Value	
Interest rate swap	03.06~08.06	NTD	300,000	$	4,646
〃	03.06~08.06	NTD	200,000		3,106
				$	7,752

(21)Financial liabilities carried at cost - non-current

			June 30,	
	Item	Exercise Date	2008	2007
Stock conversion Right	Tuntex (Thailand) Public Company Limited	03.10.13	$ 9,004	$ 9,004

The above financial liability is the embedded stock conversion right obtained by the Company through acquisition of convertible corporate bond issued by Tuntex (Thailand) Public Company Limited (TUNTEX) during the first quarter of 2005. As stated in the terms of the agreement, TUNTEX can choose either to pay back by cash at face value of corporate bonds (THB15,737 thousand dollars) or convert to stock on the maturity date. On initial acquisition, such transaction was not recorded separately, and subsequently measured at cost using the historical exchange rate.

(22)Corporate bonds payable

	June 30,			
	2008		2007	
Secured corporate bonds	$	-	$	1,500,000
Unsecured corporate bonds		233,900		2,978,100
Add: Accrued interest compensation		2,568		7,388
		236,468		4,485,488
Less: Current portion	(	205,068)	(	1,500,000)
	$	31,400	$	2,985,488

A.On January 12, 2004, the Company issued its first unsecured domestic convertible bonds (referred herein as the "Bonds") at face value, totaling $4 billion. The major terms on the issuance are set forth below:

a) Period: 5 years (January 12, 2004 to January 11, 2009)

b) Coupon rate: 0% per annum

c) Principal repayment and interest payment

Unless the Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Bonds shall be repaid in lump sum by cash at maturity based on the face value of the Bonds.

d) Collaterals

The Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the bondholders to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e) Redemption at the Company's option

(a) During the period from 3 months after the issuance of the Bonds to 40 days before the maturity of the Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to or more than 50% of the conversion price for a period of 30 consecutive trading days, the Company may redeem 100% of the outstanding bonds in cash at the redemption price calculated based on the predetermined yield rate on redemption within 30 trading days after the abovementioned 30 consecutive trading days. The yield rate on redemption is 0.20% per annum during the period from 3 months to 3 years after the Bonds' issuance. During the period from 3 years after the Bonds' issuance to 40 days before the maturity of the Bonds, the Bonds are redeemable at their face value.

(b) During the period from 3 months after the issuance of the Bonds to 40 days before the maturity of the Bonds, if the total amount of the Bonds outstanding after the conversion by the bondholders is less than $400 million (10% of the total issued amount), the Company may redeem the outstanding bonds in cash in accordance with the terms stated in Paragraph (a) above.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f) Redemption at the bondholders' option

During the period from 30 days before the 3-year maturity of the Bonds to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at the face value plus interest compensation (i.e. 100.60% of the face value with a yield rate of 0.20% per annum).

g) Terms on conversion

(a) Conversion period

The bondholders may convert the Bonds into the Company's common stock during the period from 3 months after the Bonds are issued to 10 days before the maturity of the Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b) Conversion price

The conversion price is the lowest of the three average closing prices of the Company's common stock during the 10, 15 and 20 trading days before October 3, 2003 multiplied by 115%. If any cash or stock dividends are distributed before October 3, 2003, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Bonds was set at $28.60 (in dollars). On August 27, 2008, the adjusted conversion price was $21.65 (in dollars).

h) Others

(a) Entitlement to cash dividends

The bondholders who request to convert the Bonds on a date which is more than 3 trading days before the announcement of cash dividends are entitled to the cash dividends resolved by the stockholders in the current year.

The bondholders who request to convert the Bonds 3 trading days before the announcement of cash dividends or later are not entitled to the cash dividends resolved by the stockholders in the current year, but are entitled to the cash dividends resolved by the stockholders in the following year.

(b) The affiliated companies of the Company may subscribe to the Bonds, but do not have the right to convert the Bonds into the Company's common stock.

B.On September 6, 2004, the Company issued its second unsecured domestic convertible bonds (referred herein as the "Second Bonds") at face value, totaling $4.5 billion. The major terms on the issuance are set forth below:

a) Period: 5 years (September 6, 2004 to September 5, 2009)

b) Coupon rate: 0% per annum

c) Principal repayment and interest payment

Unless the Second Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Second Bonds shall be repaid in lump sum by cash at maturity based on the face value of the Second Bonds.

d) Collaterals

The Second Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the holders of the Second Bonds to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e) Redemption at the Company's option

(a) During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to or more than 50% of the conversion price for a period of 30 consecutive trading days, the Company may redeem the outstanding bonds in cash at the face value of the Second Bonds within 30 trading days after the abovementioned 30 consecutive trading days.

(b) During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the total amount of the Second Bonds outstanding after the conversion by the bondholders is less than $450 million (10% of the total issued amount), the Company may redeem the outstanding bonds at their face value any time during the 40 days before the maturity of the Second Bonds.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f) Redemption at the bondholders' option

During the period from 30 days before the 3.5-year maturity of the Second Bonds to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at the face value.

g) Terms of conversion

(a) Conversion period

The bondholders may convert the Second Bonds into the Company's common stock during the period from 1 month after the Second Bonds are issued to 10 days before the maturity of the Second Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b) Conversion price

The conversion price can be any of the three average closing prices of the Company's common stock during the 1, 3 and 5 trading days before August 24, 2004 multiplied by 103%. If any cash or stock dividends are distributed before August 24, 2004, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Second Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Second Bonds was set at $28.50 (in dollars). On August 27, 2008, the adjusted conversion price was $18.07 (in dollars).

h) Entitlement to cash dividends

The bondholders who request to convert the Second Bonds during the period from January 1 of the current year to any date which is more than 3 trading days before the announcement of cash or stock dividends are entitled to the cash or stock dividends resolved by the stockholders in the current year. Conversion of the Second Bonds is prohibited during the period from 3 trading days before the announcement of cash or stock dividends to the ex-dividend date.

The bondholders who request to convert the Second Bonds during the period from the date following the ex-dividend date to December 31 of the current year are not entitled to the cash or stock dividends resolved by the stockholders in the current year, but are entitled to the cash or stock dividends resolved by the stockholders in the following year.

(23)Long-term loans

Types of Loans	June 30, 2008	June 30, 2007
Secured bank loans	$ 533,333	$ 1,066,666
Unsecured bank loans	5,340,000	4,036,167
	5,873,333	5,102,833
Less: Current portion	(1,700,000)	(1,230,000)
	$ 4,173,333	$ 3,872,833
Interest rate	2.18%~2.89%	2.18%~3.36%

Please refer to Note F for details of the collaterals pledged for the above long-term loans.

(24)Capital stock

A. As of June 30, 2008 and 2007, the Company's authorized capital was $36,000,000 for both years, and the paid-in capital was $30,608,440 and $29,234,827, respectively, divided into 3,060,844 thousand and 2,923,483 thousand shares of common stocks, respectively, with a par value of $10 per share.

B. Details of the common stock converted from the unsecured domestic convertible bonds issued by the Company for the six months ended June 30, 2008 and 2007 are set forth below:

	For the six months ended June 30, 2008		2007	
	No. of Shares (in '000)	Amount	No. of Shares (in '000)	Amount
First unsecured convertible bonds	19,629	$ 196,292	-	$ -
Second unsecured convertible bonds	7,345	73,453	7,553	75,534
	26,974	$ 269,745	7,553	$ 75,534

(25)Capital surplus

The Securities and Exchange Act requires that capital reserve shall be exclusively used to cover accumulated deficits or to increase capital and shall not be used for any other purpose. However, capital reserve arising from paid-in capital in excess of par value on issuance of common stock and donations can be capitalized once a year, provided that the Company has no accumulated deficit and the amount to be capitalized does not exceed 10% of the paid-in capital.

(26)Appropriation of retained earnings and dividend policy

A. On June 23, 2006, the Company's Board of Stockholders resolved to amend the Company's policy on dividends and distribution of earnings effective 2006. The newly revised policies are as follows:

According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company shall first make provision for income tax, and cover prior years' losses, then appropriate 10% of the residual amount as legal reserve. Dividends shall be proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees shall be at least 0.5% of the total distributed amount and the remuneration paid to the directors and supervisors shall not exceed 5% of the total distributed amount. The Company is currently at the stable growth stage. In order to facilitate future expansion plans, dividends to stockholders are distributed mutually in the form of both cash and stocks with the basic principle that the ratio of cash dividends to total stock dividends shall not be lower than 10%.

B. Legal reserve

Pursuant to the Company Law, the Company is required to set aside 10% of its annual after-tax net income as legal reserve until the balance of such reserve equals the Company's paid-in capital. Utilization of the legal reserve is limited to offsetting deficits and capital increase. Appropriation of the legal reserve as cash dividends is prohibited.

C. Special reserve

If there is any negative stockholders' equity item recorded by the Company, such as unrealized loss on the decline in market value of long-term equity investments and cumulative translation adjustments, the Company is required to set aside an amount equal to the amount of the negative stockholders' equity item as special reserve from the after-tax net income. If the negative stockholders' equity items are subsequently reversed, an amount not exceeding the reversed amount can be appropriated from the special reserve.

D The appropriation of 2007 and 2006 earnings had been resolved at the stockholders' meeting on June 18, 2008 and June 27, 2007, respectively. Details are summarized below:

	2007		2006	
	Amount	Dividends per share (in dollars)	Amount	Dividends per share (in dollars)
Legal reserve	$ 1,038,171		$ 41,158	
Cash dividends	5,201,453	$ 1.70	877,045	$ 0.30
Directors' and supervisors' remuneration	45,600		7,000	
Employees' cash bonus	36,000		33,620	
	$ 6,321,224		$ 958,823	

There is no difference between the actual appropriation of the Company's 2007 earnings and the proposal by the Board of Directors in April 22, 2008. The relating information is published on the "Market Observation Post System" at the website of the Taiwan Stock Exchange.

(27)Operating revenues

	For the six months ended June 30,	
	2008	2007
Marine freight income	$ 11,121,126	$ 13,694,113
Ship rental income	366,164	411,041
Commission income and agency service income	147,623	141,747
Others	167,035	178,150
	$ 11,801,948	$ 14,425,051

(28)Income tax

	For the six months ended June 30,	
	2008	2007
Income tax expense	$ 464,552	$ 371,209
Add (Less):		
Prepaid and withholding taxes	(2,176)	(3,933)
Separate income tax	(202)	(58)
Adjustments for changes in tax estimates	128,072	104,453
Net change in deferred income tax assets	(138,042)	32,155
Income tax effect arising from equity adjustments	973	(63,525)
Income tax payable	$ 453,177	$ 440,301

A. Deferred income tax assets and liabilities

	June 30, 2008	June 30, 2007
Total deferred income tax assets	$ 487,909	$ 384,210
Total deferred income tax liabilities	($ 2,166,825)	($ 1,519,861)
Valuation allowance for deferred income tax assets	$ -	($ 1,137)

B. Details of temporary differences, resulting in deferred income tax assets and liabilities are as follows:

	June 30,			
	2008		2007	
	Amount	Tax effect	Amount	Tax effect
Current items:				
Bad debts	$ 631	$ 157	$ 508	$ 127
Unrealized foreign exchange loss(gain)	(60,181)	(15,045)	40,231	10,058
Loss(Gain) on valuation of financial assets	64,733	16,183	(24,788)	(6,197)
Loss(Gain) on valuation of financial liabilities	1,158,368	289,592	358,551	89,638
		$ 290,887		$ 93,626
Non-current items:				
Unrealized investment loss	-	-	1,300	325
Deferred income on disposal of shipping equipment	550,302	137,575	994,579	248,645
Unrealized expense and losses	-	-	3,247	812
Pension expense	177,603	44,401	130,670	32,667
Loss on valuation of financial liabilities for hedging	-	-	7,752	1,938
Equity-accounted investment income	(8,607,116)	(2,151,779)	(6,054,655)	(1,513,664)
Valuation allowance		-		(1,137)
		($ 1,969,803)		($ 1,230,414)

C. As of June 30, 2008, the Company's income tax returns through 2005 have been assessed and approved by the Tax Authority.

D Unappropriated retained earnings

	June 30, 2008	June 30, 2007
Earnings generated in and before 1997	$ 5,570,596	$ 5,570,596
Earnings generated in and after 1998	11,951,840	7,891,362
	$ 17,522,436	$ 13,461,958

The unappropriated retained earnings represents the accumulated unappropriated retained

earnings accounted for in accordance with the Business Entity Accounting Law. Net income for the six months ended June 30, 2008 and 2007 was not included.

E. As of June 30, 2008 and 2007, the balance of the imputation tax credit account was $2,885,915 and $2,163,820, respectively. The creditable tax rate was 24.45% for 2007 and is estimated to be 15.8% for 2008.

(29)Earnings per share

	For the six months ended June 30, 2008				
	Amount		Weighted-average outstanding common shares	Earnings per share (in dollars)	
	Before tax	After tax	(in thousand)	Before tax	After tax
Net income	$ 1,660,982	$ 1,196,430	3,049,152	$ 0.54	$ 0.39
Dilutive effect of common stock equivalents:					
(Convertible bonds)	6	4	22,783		
Bonus to employees	-	-	1,083		
Diluted earnings per share					
Net income attributable to common stockholders with dilutive effect of common stock	$ 1,660,988	$ 1,196,434	3,073,018	$ 0.54	$ 0.39

	For the six months ended June 30, 2007				
	Amount		Weighted-average outstanding common shares	Earnings per share (in dollars)	
	Before tax	After tax	(in thousand)	Before tax	After tax
Net income	$ 2,000,921	$ 1,629,712	2,919,960	$ 0.69	$ 0.56
Dilutive effect of common stock equivalents:					
Convertible bonds	792	594	151,871		
Diluted earnings per share					
Net income attributable to common stockholders with dilutive effect of common stock	$ 2,001,713	$ 1,630,306	3,071,831	$ 0.65	$ 0.53

(30)Expenses relating to personnel expense, depreciation, depletion and amortization

Personnel, depreciation, depletion and amortization expenses are summarized as follows:

	For the six months ended June 30, 2008		
	Operating cost	Operating expense	Total
Personnel expenses			
Salaries	$ 187,044	$ 505,355	$ 692,399
Labor and health insurance	8,027	27,926	35,953
Pension expense	28,105	40,344	68,449
Others	12,257	14,234	26,491
Depreciation	704,365	75,222	779,587
Depletion	-	-	-
Amortization	223,615	13,955	237,570

	For the six months ended June 30, 2007		
	Operating cost	Operating expense	Total
Personnel expenses			
Salaries	$ 172,427	$ 418,050	$ 590,477
Labor and health insurance	8,304	26,881	35,185
Pension expense	26,574	42,000	68,574
Others	11,370	14,405	25,775
Depreciation	487,454	82,534	569,988
Depletion	-	-	-
Amortization	306,186	15,266	321,452

5.RELATED PARTY TRANSACTIONS

(1)Names of the related parties and their relationship with the company

Related Party	Relationship with the Company
Evergreen International S.A. (EIS)	Major stockholder of the Company
Taiwan Terminal Services Co., Ltd. (TTSC)	Subsidiary of the Company
Peony Investment S.A. (Peony)	Subsidiary of the Company
Evergreen International Storage and Transport Corporation (EITC)	Investee accounted for under the equity method
EVA Airways Corporation (EVA)	Investee accounted for under the equity method
Evergreen Security Corporation (ESRC)	Investee accounted for under the equity method
Charng Yang Development Co., Ltd. (CYD)	Investee accounted for under the equity method
Taipei Port Container Terminal Co., Ltd. (TPCT)	Investee accounted for under the equity method
Evergreen International Corporation (EIC)	Investee of the Company's major stockholder
Evergreen State Transport Co., Ltd. (Evergreen State)	Investee of the Company's major stockholder
Evergreen Star Transport Co., Ltd. (Evergreen Star)	Investee of the Company's major stockholder
Evergreen Airline Service Corporation (EAS)	Investee of the Company's major stockholder
Chang Yung-Fa Charity Foundation	Its chairman being the Company's director
Chang Yung-Fa Foundation	Its chairman being the Company's director
Shenzhen Greentrans Transportation Co., Ltd. (SGTC)	Indirect subsidiary of the Company
Vigor Enterprise S.A. (Vigor)	Indirect subsidiary of the Company
Clove Holding Ltd. (Clove)	Indirect subsidiary of the Company
Evergreen Marine (UK) Limited (EMU) (Formerly Hatsu Marine Limited)	Indirect subsidiary of the Company
PT. Multi Bina Transport (MBT)	Indirect subsidiary of the Company
PT. Multi Bina Pura International (MBPI)	Indirect subsidiary of the Company
Greencompass Marine S.A. (GMS)	Indirect subsidiary of the Company
Evergreen Heavy Industrial Co., (Malaysia) Sdn. Bhd. (EHIC(M))	Indirect subsidiary of the Company
Evergreen Shipping Agency (Deutschland) GmbH (EGD)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Ireland) Ltd. (EGU-DBL)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Netherlands) B.V. (EGN)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Poland) SP. ZO. O (EGD-WWX)	Indirect subsidiary of the Company
Evergreen Argentina S.A. (EGB)	Indirect subsidiary of the Company
Evergreen Shipping Agency France S.A. (EGF)	Indirect subsidiary of the Company

Related Party	Relationship with the Company
Evergreen Shipping (Spain) S.L. (EES)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Italy) S.P.A. (EIT)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Vietnam) Corp. (EGV)	Indirect subsidiary of the Company
Green Peninsula Agencies SDM. BHD. (GPA)	Indirect subsidiary of the Company
Armand Investment (Netherlands) N.V. (Armand N.V.)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Australia) Pty. Ltd. (EMA)	Indirect subsidiary of the Company
Shanghai Jifa Logistics Co., Ltd. (SJL)	Investee of Peony
Ningbo Victory Container Co., Ltd. (NVC)	Investee of Peony
Qingdao Evergreen Container Storage and Transportation Co., Ltd. (QECT)	Investee of Peony
Island Equipment LLC (Island)	Investee of Peony
Whitney Equipment LLC (Whitney)	Investee of Peony
Hemlock Equipment LLC (Hemlock)	Investee of Peony
Taranto Container Terminal S.P.A. (TCT)	Investee of Peony
Italia Marittima S.P.A (ITS)	Investee of Peony
Evergreen Container Terminal (Thailand) Ltd. (ECTT)	Investee of Peony
Colon Container Terminal S.A. (CCT)	Investee of Peony
PT. Evergreen Shipping Agency Indonesia (EMI)	Investee of Peony
Evergreen Shipping Agency (Thailand) Co., Ltd. (EGT)	Investee of Peony
Evergreen Shipping Agency (Singapore) Pte. Ltd. (EGS)	Investee of Peony
Evergreen Shipping Agency (Korea) Corporation (EGK)	Investee of Peony
Evergreen Shipping Agency (India) Pvt. Ltd. (EGI)	Investee of Peony
Evergreen Shipping Agency (Russia) Ltd. (ERU)	Investee of Peony
Gaining Enterprise S.A. (GESA)	Investee of EITC

(2)Significant transactions and balances with related parties

A. Operating revenues from related parties

	For the six months ended June 30,			
	2008		2007	
	Amount	% of Total Operating Revenues	Amount	% of Total Operating Revenues
EIC	$ 2,509,829	21	$ 886,490	7
EITC	47,870	-	51,540	-
TTSC	1,541	-	1,589	-
EVA	25	-	25	-
GMS	165,937	2	143,123	1
EIS	55,877	-	53,691	-
EMU	28,581	-	57,369	-
GESA	10,374	-	12,260	-
ITS	1,048	-	133,827	1
	$ 2,821,082	23	$ 1,339,914	9

B. Expenditures on services rendered by related parties

	For the six months ended June 30,			
	2008		2007	
	Amount	% of Total Operating Costs and Expenses	Amount	% of Total Operating Costs and Expenses
EITC	$ 419,946	4	$ 416,040	3
TTSC	400,887	3	370,700	3
EIC	188,150	2	184,456	1
ESRC	21,189	-	22,173	-
EVA	5,705	-	2,505	-
EAS	823	-	980	-
GESA	859,977	7	893,215	7
GMS	176,957	2	214,245	2
EIS	52,856	-	57,723	-
EMI	22,656	-	24,387	-
EGT	24,723	-	24,364	-
EGI	6,508	-	-	-
EGV	5,042	-	-	-
EGS	4,796	-	11,561	-
EGK	2,513	-	7,136	-
ITS	-	-	294,305	2
EMU	-	-	266,623	2
	$ 2,192,728	18	$ 2,790,413	20

C. Asset transactions

a. Acquisitions of property, plant and equipment

		June 30,	
	Items	2008	2007
ESRC	Office equipment	$ 1,036	$ -
EHIC(M)	Transportation equipment-container	1,149,162	-
		$ 1,150,198	$ -

In order to coordinate operating needs, the Company's Board of Directors concluded a container-making contract with EHIC(M). The price was decided through resolution, and the buyer should pay for the goods before the last day of the next month as the containers were transferred. As of June 30, 2008, the payments were made in full.

b. Sales of property, plant and equipment

	Items	For the six months ended June 30, 2008		For the six months ended June 30, 2007	
		Price	Gain on disposal	Price	Gain on disposal
TTSC	Computer equipment	$ -	$ -	$ 48	$ 2

c. In order to coordinate adjustments for routes and fleet of ships, on March 1, 2006, the Company's Board of Directors resolved to sell five ships to indirect subsidiary – Greencompass Marine S.A. The Company has effective control over GMS which is accounted for under the equity method. According to the regulation, all unrealized gain from the transaction is eliminated. As of June 30, 2008, the unrealized gain of $550,302 was recorded as other liabilities-deferred debts.

D. Leases

a. Rental income (recorded as non-operating income) generated from the operating premises and parking lots leased to the related parties are as follows:

		For the six months ended June 30, 2008		For the six months ended June 30, 2007	
		Amount	% of Total Rental Income	Amount	% of Total Rental Income
EIC	Office buildings	$ 47,864	96	$ 36,205	95
EIC	Transportation equipment	802	2	842	2
EVA	Parking lots	128	-	144	-
ESRC	Parking lots	48	-	48	-
		$ 48,842	98	$ 37,239	97

b. Rent expenses (recorded as general and administrative expenses) incurred for operating premises and parking lots leased from the related parties are as follows:

		For the six months ended June 30, 2008		For the six months ended June 30, 2007	
	Leasehold Property	Amount	% of Total Rental Expense	Amount	% of Total Rental Expense
EIC	Office buildings	$ 23,299	99	$ 18,378	95
EITC	Office buildings	-	-	608	3
EVA	Parking lots	277	-	314	1
		$ 23,576	99	$ 19,300	99

c. Rent expenses incurred for the vessels and slot leased from the related parties are recorded under direct operating costs. Details are set forth below:

	For the six months ended June 30, 2008		For the six months ended June 30, 2007	
	Amount	% of Total Vessel and slot Rental Expenses	Amount	% of Total Vessel and slot Rental Expenses
ITS	$ -	-	$ 255,211	10
EMU	-	-	266,455	10
GMS	176,957	10	245,564	9
EIS	52,856	3	57,774	2
GESA	859,977	48	895,405	34
EITC	297,931	17	315,499	12
	$ 1,387,721	78	$ 2,035,908	77

E. Receivables from and payables to related parties

The receivables from and payables to related parties bear no interest, and are set forth as follows:

	June 30,			
	2008		2007	
	Amount	% of Account Balance	Amount	% of Account Balance
Accounts receivable				
EIC	$ 59,206	7	$ 73,157	8
EITC	22,975	3	24,827	3
GESA	2,631	-	-	-
EIS	11,074	1	7,230	-
GMS	19,221	2	19,816	2
ITS	805	-	27,567	3
EMU	5,589	1	4,676	-
	$ 121,501	14	$ 157,273	16

	June 30,					
	2008			2007		
Other receivables		Amount	% of Account Balance		Amount	% of Account Balance
EITC	$	296,852	34	$	381,664	27
TPCT		1,168	-		-	-
EIC		36,053	4		17,818	1
CYD		13,760	1		7,200	-
CCT		422	-		1,487	-
EIS		12	-		466,627	33
GMS		22,070	3		-	-
EMU		34,150	4		-	-
ITS		-	-		6,465	-
ECTT		-	-		432	-
Others		559	-		503	-
	$	405,046	46	$	882,196	61

	June 30,					
	2008			2007		
Accounts payable		Amount	% of Account Balance		Amount	% of Account Balance
EITC	$	5,300	-	$	11,222	-
TTSC		51,433	2		40,885	2
EIC		18,403	1		13,659	-
ESRC		3,713	-		3,884	-
ITS		1,138	-		365,181	15
GMS		-	-		4,180	-
EMU		-	-		46,514	2
EIS		52,642	2		63,948	3
Others		166	-		484	-
	$	132,795	5	$	549,957	22

(3)Endorsements and guarantees for related parties

Endorsements and guarantees provided for its related parties are as follows：

	June 30,			
	2008		2007	
GMS	USD	703,543	USD	838,806
PEONY	USD	5,000	USD	212,600
TCT	USD	-	USD	77,981
EMU	USD	645,428	USD	605,719
CCT	USD	53,000	USD	53,000
WHITNEY	USD	12,000	USD	12,000
ITS	USD	10,000	USD	10,000

(4)Significant contracts with related parties

A. The Company entered into an agreement with EIC for various consulting services on business management, computer information, and shipping affairs. Except for payments made on behalf of the Company which are charged on actual amounts, the remaining fees are charged on an hourly basis or by cost plus method. The contract took effect on July 1, 1996 and continues to be in effect unless terminated.

B. The Company entered into an agency agreement with EIC. Under the agreement, EIC has served as the Company's agent for cargo forwarding and freight collection since 2002. As of June 30, 2008 and 2007, the amount receivable under the agency agreement was $59,206 and $73,157, respectively.

C. The Company entered into an agreement with ESRC. Under the agreement, ESRC shall provide security service in the Taipei office, Kaohsiung office, and container yards. The service fees for Taipei office, Kaohsiung office and container yards were $940 and $1,614 per month, respectively. The fees are paid monthly. For long-term contracts, please refer to Note 7.

D. The Company entered into agency agreements with its related parties to manage petty cash required by their vessels, and payments of local crew salaries and insurance premiums in Taiwan. The transactions are recorded under "agency reciprocal accounts". As of June 30, 2008 and 2007, the debit balances of the accounts are as follows:

	June 30,			
	2008		2007	
EIS	$	12,425	$	10,721
GMS		11,907		15,367
GESA		6,235		5,158
EMU		3,405		5,527
	$	33,972	$	36,773

E. The Company entered into agency agreements with its related parties, whereby the related parties act as the Company's overseas agents to deal with the port formalities related to foreign ports, such as arrival and departure of the Company's ships, cargo stevedoring and

forwarding, freight collection and payment of expenses incurred in foreign ports. The transactions are recorded under "agency accounts". As of June 30, 2008 and 2007, the balances of the accounts are as follows:

a . Debit balances of agency accounts

	June 30,	
	2008	2007
GMS	$ -	$ 877,558
EIC	-	4,348
GESA	27,008	18,215
ITS	1,018,727	1,383,581
EMI	6,260	17,547
EGT	91,600	51,319
EGU	574	-
EMU	275,724	-
EGS	378	-
EGI	29,204	68,259
EGD	318	-
EGV	4,675	-
ERU	32	-
EGB	2,045	-
EIT	14,988	-
	$ 1,471,533	$ 2,420,827

b. Credit balances of agency accounts

	June 30,	
	2008	2007
EMU	$ -	$ 74,611
EIC	17,757	-
GMS	9,235	-
EIS	716,999	549,254
EGD-WWX	125	-
EGK	589	10,270
EGS	-	6,972
EGN	1,171	-
EGF	482	-
EES	987	-
	$ 747,345	$ 641,107

F. The Company has been commissioned by its related parties to manage their vessel affairs. The management fees are charged monthly and are recorded as operating revenues. Details of the management fees recognized for the six months ended June 30, 2008 and 2007 are as follows:

	For the six months ended June 30,	
	2008	2007
EITC	$ 43,836	$ 47,406
EIS	55,877	53,691
GMS	43,479	65,847
EMU	28,581	34,604
ITS	1,048	639
GESA	10,374	12,260
	$ 183,195	$ 214,447

(5)In order to give back to society, the Company sponsored charities for the public good to Chang Yung-Fa Foundation accounting to $54,000 as of June 30, 2008.

6.PLEDGED ASSETS

The Company's assets pledged as collateral as of June 30, 2008 and 2007 are as follows:

	Book value		
Pledged asset	June 30, 2008	June 30, 2007	Purpose
Restricted assets-current			
-Time deposits	$ 135,463	$ 134,374	Performance guarantee
Property, plant and equipment			
-Land	1,800,093	1,800,093	Long-term loan
-Building	904,083	929,853	"
	$ 2,839,639	$ 2,864,320	

7.COMMITMENTS AND CONTINGENT LIABILITIES

A. Details of the stand-by letters of credit issued by the banks on behalf of the Company are as follows: (expressed in thousand dollars)

Guarantor	June 30,	
	2008	2007
Bank of America	USD 5,000	USD 5,000

B. Endorsements and guarantees issued by the Company are as follows: (expressed in thousand dollars)

Companies receiving guarantees	June 30, 2008		June 30, 2007	
GMS	USD	703,543	USD	838,806
Peony	USD	5,000	USD	212,600
TCT	USD	-	USD	77,981
EMU	USD	654,428	USD	605,719
CCT	USD	53,000	USD	53,000
Whitney	USD	12,000	USD	12,000
ITS	USD	10,000	USD	10,000

C. A former stockholder of the Company sold some of its shares through issuance of global depository receipts (GDRs). The issuance of GDRs was approved by the SEC on June 19, 1996 as per Letter (85) Tai-Cai-Zheng (1) No. 35410. On August 2, 1996, the GDRs were approved by the UK governing authority to be listed on the London Stock Exchange and were issued in Asia, Europe and the US. The initial number of units issued was 5,449,592, representing 54,495,920 shares of the Company's common stock at $50.50 (in dollars) per share, and the number of supplementary units issued was 817,438. In total, the number of units issued was 6,267,030, representing 62,670,300 shares of the Company's common stock at $50.50 (in dollars) per share, and the GDRs issued amounted to USD 115 million. Another 2,053,122 units, representing 20,531,279 shares of the Company's common stock, were issued during the period from 1997 to June 30, 2008. As of June 30, 2008, 7,755,802 units were redeemed and 564,330 units were outstanding, representing 5,643,359 shares of the Company's common stock.

D. As of June 30, 2008, the medium-term loan facilities granted by the financial institutions with the resolution from the Board of Directors to finance the Company's purchase of new containers and general working capital requirement amounted to $18,069,441 and the unutilized credits were $10,129,441.

E. As of June 30, 2008, details of the loading and discharging equipment acquired to support the operations of the No. 4 and No. 5 Container terminal at Kaohsiung Harbor were as follows: (expressed in thousand dollars)

Item	Contract Amount		Amount Paid		Amount Accrued	
Spreaders	USD	598	USD	538	USD	60
Gantry	USD	5,500	USD	4,400	USD	1,100
Medical instruments	NTD	7,429	NTD	1,486	NTD	5,943
Digital exchange system	NTD	6,730	NTD	2,019	NTD	4,711

F. As of June 30, 2008, the estimated amounts of rent payable in the following years under the long-term lease agreements entered into by the Company for the rental of ships and equipment were as follows:

Year	Amount	
2008	USD	84,954
2009		73,790
2010		14,685
	USD	173,429

G. As of June 30, 2008, the estimated amounts of security service in the following years under the long-term contract that the Company entered into with ESRC amounted to $34,686.

H. As of June 30, 2008, the guaranteed notes issued by the Company for loans borrowed amounted to $2,000,000.

8.SIGNIFICANT CATASTROPHE

NONE.

9.SUBSEQUENT EVENTS

NONE.

10.OTHERS

(1)Significant donation expense

As of June 30, 2008, the Company donated USD4,000 to Association for Relations Across the Taiwan straits in response to Sichuan earthquake fund raising activities.

(2)Financial statements disclosure

Certain accounts in the six months ended June 30, 2007 financial statements have been reclassified to conform to the six months ended June 30, 2008 financial statement presentation.

(3)Fair value information of financial instruments:

	June 30, 2008		
		Fair value	
	Book value	Quotations in an active market	Estimated using a valuation technique
Non-derivative financial instruments			
Assets			
Cash and cash equivalents	$ 1,735,909	$ -	$ 1,735,909
Notes and accounts receivable	1,689,021	-	1,689,021
Financial assets at fair value through profit or loss			
Equity securities	20,428	20,428	-
Beneficiary certificates	1,090,879	1,090,879	-
Other financial assets-current	127,517	-	127,517
Restricted assets-current	135,463	-	135,463
Available-for-sale financial assets-non current	791,107	791,107	-
Financial assets carried at cost-non current	1,536,146	-	-
Debt investments with no active market-non current	11,708	-	-
Refundable deposits	38,038	-	38,038
Liabilities			
Short-term loans	1,250,000	-	1,250,000
Notes and accounts payable	10,740,745	-	10,740,745
Corporate bonds payable(including current portion)	236,468	-	236,468
Long-term loans(including current portion)	5,873,333	-	5,873,333
Guarantee deposits received	64	-	64
Derivative financial instruments			
Assets			
Interest rate swap (IRS)	6,920	-	6,920
Oil swap	4,034	-	4,034
Structured and equity-linked financial instruments	117,952	-	117,952
Liabilities			
Interest rate swap (IRS)	11,393	-	11,393
Currency exchange contracts (CCS)	47,378	-	47,378
Oil swap	774,480	-	774,480
Foreign exchange option (FX Option)	370,856	-	370,856
Conversion right of stock	9,004	-	9,004

	June 30, 2007		
		Fair value	
	Book value	Quotations in an active market	Estimated using a valuation technique
Non-derivative financial instruments			
Assets			
Cash and cash equivalents	$ 5,193,139	$ -	$ 5,193,139
Notes and accounts receivable	2,157,055	-	2,157,055
Financial assets at fair value through profit or loss			
Equity securities	70,308	70,308	-
Beneficiary certificate	1,434,067	1,434,067	-
Other financial assets-current	106,894	-	106,894
Restricted assets-current	134,374	-	134,374
Available-for-sale financial assets-non current	711,860	711,860	-
Financial assets carried at cost-non current	1,492,397	-	-
Debt investments with no active market-non current	11,726	-	-
Long-term receivable including current portion	312,347	-	312,347
Refundable deposits	36,791	-	36,791
Liabilities			
Short-term loans	3,194,000	-	3,194,000
Notes and accounts payable	7,420,026	-	7,420,026
Corporate bonds payable(including current portion)	4,485,488	-	4,485,488
Long-term loans(including current portion)	5,102,833	-	5,102,833
Guarantee deposits received	285	-	285
Derivative financial instruments			
Assets			
Interest rate swap (IRS)	34,454	-	34,454
Currency exchange contracts (CCS)	11,424	-	11,424
Oil swap	16,033	-	16,033
Foreign exchange option (FX Option)	319	-	319
Structured and equity-linked financial instruments	557,028	-	557,028
Liabilities			
Interest rate swap (IRS)	23,966	-	23,966
Currency exchange contracts (CCS)	166,248	-	166,248
Oil swap	102,167	-	102,167
Foreign exchange option (FX Option)	139,840	-	139,840
Conversion right of stock	9,004	-	9,004

The methods and assumptions used to estimate the fair values of the above financial instruments

are summarized below:

a. For short-term instruments, the fair values were determined based on their carrying values because of the short maturities of the instruments. This method was applied to Cash and cash equivalents, Notes receivable, Accounts receivable, other financial assets, restricted assets, refundable deposits, short-term loans and guarantee deposits received.

b. For financial assets at fair value through profit or loss and available-for-sale financial assets with quoted market price available in an active market, the fair value is determined using the quoted market price. When there is no quoted market price for reference, a substitute valuation technique is used to measure the fair value which incorporates all factors that market participants would consider in making estimations and assumptions for setting a price and wherein such information is available to the Company.

c. Financial assets carried at cost consists of unlisted stocks or those not actively traded in an active market. Their fair value could not be measured reliably; hence, such instruments are measured at cost in compliance with applicable accounting standards. For debt investments with no active market, the carrying value is used to estimate its fair value when there is no market price for reference.

d. Long-term accounts receivable are interest-bearing financial assets with floating interest rate, thus the carrying value is close to the fair value.

e. Fair values of long-term loans are estimated based on the present values of future cash flows. For bank loans associated with floating interest rate, the carrying value represents their fair value.

f. Fair values of corporate bonds payable are determined as the quoted market prices when available. When the quoted market prices are not available, fair values are estimated based on financial information or other information.

g. Financial liabilities carried at costs are equity-linked instruments which are to be settled with equity instruments with no quoted market prices or with fair values that can not be reliably measured. Such instruments are measured at costs in accordance to the rules stipulated in the "Guidelines for Preparation of Financial Statements by Securities Issuers".

h. The fair values of derivative financial instruments, except for section G are determined based on the estimated amounts to be received or paid if the Company terminates the contract on the balance sheet date. Unrealized gains or losses arising from unsettled contracts are generally included. Ask price from counterparties are available for reference in setting fair values for the Company's derivative financial instruments.

(4)Information about income and expense from financial goods

(a)For the six months ended June 30, 2008 and 2007, total interest income (calculated using the effective interest method) for financial assets and financial liabilities that are not at fair value through profit or loss amounted to $34,285 and $92,983, respectively, total interest expense (calculated using the effective interest method) for financial assets and financial liabilities that are not at fair value through profit or loss amounted to $80,099 and $103,602, respectively.

(b)For available-for-sale financial assets, during the six months ended June 30, 2008 and 2007, the amount of gain or loss recognized directly in equity was $24,802 and $89,422, respectively,

the amount removed from equity and recognized in profit or loss was $5,245 and $2,793, respectively.

(5)Information about interest rate risk

As of June 30, 2008 and 2007, the financial assets with fair value risk due to the change of interest rate amounted to $6,920 and $34,454, respectively, the financial liabilities with fair value risk due to the change of interest rate amounted to $11,393 and $23,966, respectively, and the financial assets with cash flow risk due to the change of interest rate amounted to $194,317 and $1,667,388, respectively, and the financial liabilities with cash flow risk due to the change of interest rate amounted to $5,373,333 and $5,072,833, respectively.

(6)Risk Policy and hedging strategy

The financial instruments held by the Company, other than derivative instruments, are composed of cash and cash equivalents, stocks, funds, bank loan, and corporate bonds. Such financial instruments are held for maintaining adequate operating capital. The Company also held other accounts receivable and payable generated from operating activity.

The transactions associated with derivative instruments mainly include interest rate swap and oil swap. The primary objective is to avoid the interest rate risk and fuel price variation arising from operating and financing activities.

The primary risks of financial instruments are cash flow risk associated with interest rate fluctuations, exchange rate risk, credit risk, and liquidity risk. The risk management policies are set forth below:

Cash flow risk associated with interest rate variations

The Company's major exposure to cash flow risk associated with interest rate variations comes primarily from long-term financing with floating interest. The Company adopts a combination of fixed and floating interest rates methods in issuance of loans to manage such interest rate risks. In addition, the Company also engages in interest rate swaps to minimize cost of borrowings.

As of June 30, 2008 the carrying values of the Company's financial instruments exposed to interest rate are summarized in the order of maturity as follows:

a. Fixed interest rate

	Within 1 year	1~2 years	2~3 years	Over 3 years	Total
Cash and cash equivalents	$ 1,508,792	$ -	$ -	$ -	$ 1,508,792
Bank loan (Mitsubishi UFJ Financial Group)	(950,000)	-	-	-	(950,000)
Bank loan (First Bank)	(300,000)	-	-	-	(300,000)
Bank loan (CALYON)	(500,000)	-	-	-	(500,000)

b. Floating interest rate

	Within 1 year	1~2 years	2~3 years	Over 3 years	Total
Cash and cash equivalents	$ 194,317	$ -	$ -	$ -	$ 194,317
Bank loan (Bank of Taiwan)	(533,333)	-	-	-	(533,333)
Bank loan (Bank of Taiwan)	(666,667)	(333,333)	-	-	(1,000,000)
Bank loan (Taishin Bank)	-	-	-	(2,900,000)	(2,900,000)
Bank loan (Bank of East Asia)	-	-	-	(430,000)	(430,000)
Bank loan (Taipei Fubon Bank)	-	(51,000)	(102,000)	(357,000)	(510,000)

The interest of financial instruments associated with the floating interest rates is remeasured within 1 year period and the interest for financial instruments associated with the fixed interest rate is fixed to maturity. The financial instruments not included in the above table are not subject to interest payments and thus do not have inherent interest rate risk.

Exchange rate risk

Although the Company is exposed to exchange rate risk, the Company has stable cash inflows denominated in foreign currencies for meeting cash outflows denominated in foreign currency due to the fact that the Company operates in the international transportation industry. In order to minimize exchange rate risk, the Company also engages in activities, such as borrowing of US dollar loans, etc.

Credit risk

The Company only deals with third parties with good credit standing. In compliance with the Company's policies, strict credit assessment is to be performed by the Company prior to providing credit to customers. The occurrence of bad debts is also minimized by the Company's practice of continuously monitoring and assessing collections on accounts and notes receivables and making adjustments to the credit terms granted to each customer based on the conclusion drawn from such assessment. Moreover, the Company is restricted from engaging in credit trading with other business units operating under other functional currencies unless permission from the highest instruction unit has been received.

Other financial instruments held by the Company are subject to credit risk arising from the failure

the Company which also represents that the maximum credit exposure amount equals to the relative carrying value. The maximum credit exposure amount for various financial assets held by the Company is analyzed as below:

	June 30, 2008	
Financial instruments	Carrying value	Maximum credit exposure amount
Financial assets at fair value through profit or loss		
Equity securities	$ 20,428	$ 20,428
Beneficiary certificates	1,090,879	1,090,879
Interest rate swap	6,920	6,920
Oil swap	4,034	4,034
Others	117,952	117,952
Available-for-sale financial assets-non current		
Equity securities	791,107	791,107
Financial assets carried at cost-non current		
Stocks	1,536,146	1,536,146
Debt investments with no active market-non current		
Corporate bonds	11,708	11,708

	June 30, 2007	
Financial instruments	Carrying value	Maximum credit exposure amount
Financial assets at fair value through profit or loss		
Equity securities	$ 70,308	$ 70,308
Beneficiary certificates	1,434,067	1,434,067
Interest rate swap	34,454	34,454
Currency exchange swap	11,424	11,424
Oil Swap	16,033	16,033
Foreign exchange option	319	319
Others	557,028	557,028
Available-for-sale financial assets-non current		
Equity securities	711,860	711,860
Financial assets carried at cost-non current		
Stocks	1,492,397	1,492,397
Debt investments with no active market-non current		
Corporate bonds	11,726	11,726

Credit risk refers to the risk of counterparty's failure to settle contractual obligations as and when they fall due. The credit risk presented in the above table is the positive net amount of all contracts with positive fair values at the balance sheet date. The credit risk amount presented is

the loss that may be incurred by the Company in the case of counterparty's default. Since the counterparties of the Company are business enterprises or financial institutions with good credit rating, the potential credit risk event is remote. In addition, since the Company is not concentrated in transactions with one individual or counterparty, no concentration of credit risk is evident.

Liquity risk

The Company achieves the objectives of effective use of capital and stabilization of capital by adjusting capital through the use of cash and cash equivalents, financial instruments held for trading, bank loans and corporate bonds, etc. The operating capital of the Company is sufficient in meeting capital on demand; therefore, no significant liquidity risk is expected.

(7)Hedging activity

Cash flow hedge

The Company also engages in oil hedging transactions to minimize oil cost arising from variations in oil price. The Company compares the oil price and settles the contracts by cash to offset the oil cost (an expected transaction) and to avoid the cash flow risk from oil price monthly. As of now, the effectiveness of hedging was within a range of 80% to 125%. In addition, the Company holds interest rate swap contracts in avoiding the variation between floating and fixed rate, the effective hedge accounts for 80% to 125%.

	Designated for hedging instrument				
	Financial instrument was designated for Hedging instrument	Fair value			
Hedge item		June 30, 2008	June 30, 2007	Period of anticipated cash flow	Period of gain (loss) recognized in income statements
Floating interest debts	Interest rate swap	$ -	($ 7,752)	2002~2008	2002~2008

	June 30,	
Items	2008	2007
Adjustment amount in equity	$ 2,919	$ 190,574
Adjustment amount from equity to income statement	(2,919)	(190,574)
Adjustment amount from equity to non financial assets (liabilities)	-	-

11.ADDITIONAL DISCLOSURES REQUIRED BY THE SECURITIES AND FUTURE

(1)Related information of significant transactions

A. Endorsements and guarantees provided for the six months ended June 30, 2008

(Note 1) Number	Endorser/guarantor	Party being endorsed/guaranteed	(Note 2) Relationship with the endorser/guarantor	Limit on endorsements/guarantees provided for a single party	Maximum outstanding endorsement/guarantees amount during the six months ended June 30, 2008	Outstanding endorsement/guarantees amount at June 30, 2008	Amount of endorsements/guarantees secured with collateral	Ratio of accumulated endorsement/guarantees amount to net asset value of the Company	(Note 3) Ceiling on total amount of endorsements/ guarantees provided
0	Evergreen Marine Corporation	Greencompass Marine S.A.	3	$ 135,074,186	$ 26,313,777 (USD 817,706)	$ 21,381,020 (USD 703,543)	$ -	31.66%	$ 168,842,733
0	Evergreen Marine Corporation	Peony Investment S.A.	2	135,074,186	6,049,840 (USD 188,000)	151,952 (USD 5,000)	-	0.22%	
0	Evergreen Marine Corporation	Evergreen Marine (UK) LTD.	3	135,074,186	20,739,968 (USD 644,499)	19,614,868 (USD 645,428)	-	29.04%	
0	Evergreen Marine Corporation	Taranto Container Terminal S.P.A.	1	31,900	2,790,281 (USD 91,507)	- USD 0	-	0.00%	
0	Evergreen Marine Corporation	Whitney Equipment LLC.	3	135,074,186	386,160 (USD 12,000)	364,686 (USD 12,000)	-	0.54%	
0	Evergreen Marine Corporation	Colon Container Terminal S.A.	6	33,768,547	1,705,540 (USD 53,000)	1,610,696 (USD 53,000)	-	2.38%	
0	Evergreen Marine Corporation	Italia Marittima S.P.A.	1	392,106	321,800 (USD 10,000)	303,905 (USD 10,000)	-	0.45%	

Note 1: The way filling in as following :

"0" denotes the issuer.

The investee is numbered from "1" in sequence by different company.

Note 2: Nature of the counterparty's relationship with the Company or its subsidiaries

"1" denotes the endorsements/guarantees provided to the companies which have transactions with the Company or its subsidiaries.

"2" denotes the endorsements/guarantees provided to the subsidiaries of which the Company holds more than 50% of the common stock.

"3" denotes the endorsements/guarantees provided to the investees of which the Company together with its subsidiaries hold more than 50% of the common stock.

"4" denotes the endorsements/guarantees provided to the companies which directly or indirectly hold more than 50% of the Company's common stock.

"5" denotes the endorsements/guarantees provided pursuant to construction contracts.

"6" denotes the endorsements/guarantees provided to joint venture companies based on the Company's or its subsidiaries' proportionate equity interest in the company.

Note 3: The equation of the maximum limits and amounts should be explained. If there are contingent losses in the financial statements, the amount should be interpreted by the Company.

Note 4: According to the Company's credit policy, the total amount of endorsements or guarantees provided by the Company or its subsidiaries should not exceed 250% of the net worth stated in the latest financial statements.

The calculation is as follows:

The Company: NT$67,537,093 thousand * 250% = NT$168,842,733 thousand

B. Marketable securities held as at June 30, 2008

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of June 30, 2008 Number of shares (in thousands)	Book value	Ownership (%)	Market value	Remark
Evergreen Marine Corporation	Stock:							
	Peony Investment S.A.	Subsidiary of the Company	Long-term equity investment accounted for by the equity method	4,765	$ 49,329,467	100	$ 49,336,142	
	Taiwan Terminal Service Co., Ltd.	〃	〃	5,500	72,661	55	72,661	
	Charng Yang Development Co., Ltd.	Investee company accounted for under the equity method	〃	36,680	471,952	40	471,952	
	Evergreen International Storage and Transport Corp.	〃	〃	424,062	7,211,341	39.74	9,159,746	6/30 market price
	Evergreen Security Corporation	〃	〃	4,000	59,192	31.25	59,192	
	EVA Airways Corporation	〃	〃	750,571	6,856,983	19.04	9,794,955	6/30 market price
	Taipei Port Container Terminal Corporation	〃	〃	64,000	641,607	20	641,607	
	Power World Fund Inc.	None	Financial assets carried at cost-non current	1,460	14,602	5.68	-	Unable to acquire net worth in time
	Fubon Securities Finance Co., Ltd.	〃	〃	19,717	190,322	4.93	-	〃
	Taiwan HSR Consortium	〃	〃	126,735	1,250,000	1.2	-	〃
	GRETEC Construction Corp.	〃	〃	3,500	43,750	17.5	-	〃
	Linden Technologies, Inc.	〃	〃	50	15,372	2.53	-	〃
	Toplogis, Inc.	〃	〃	2,464	22,100	17.48	-	〃
	Central Reinsurance Corp.	〃	Available-for-sale financial assets-non current	44,343	722,799	8.45	722,799	
	Fubon Financial Holding Co., Ltd.	〃	〃	2,203	68,308	0.03	68,308	
	China Man-Made Fiber Corporation	〃	Financial assets held for trading	22	209	-	209	
	SHIH WEI Navigation Co., Ltd.	〃	〃	50	2,820	-	2,820	
	Solar Applied Materials Technology Corp.	〃	〃	10	1,320	-	1,320	
	Sunfar Computer Co. Ltd.	〃	〃	404	16,079	-	16,079	

B. Marketable securities held as at June 30, 2008

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of June 30, 2008 Number of shares (in thousands)	Book value	Ownership (%)	Market value	Remark
Evergreen Marine Corporation	Cathay Bond Fund	None	Financial assets held for trading	10,090	$ 119,047		$ 119,047	
	YUANTA Global Realty & Infrastructure Fund-Accumulation	〃	〃	7,000	51,170		51,170	
	Polaris De-Li Bond Fund	〃	〃	17,697	273,078		273,078	
	TLAM Asia Pacific REITs Fund	〃	〃	500	4,175		4,175	
	JF First Bond Fund	〃	〃	9,037	130,029		130,029	
	FUH Hwa Bond Fund	〃	〃	6,077	83,012		83,012	
	Capital Income Fund	〃	〃	9,838	150,048		150,048	
	NITC Global REITs Fund	〃	〃	2,000	12,761		12,761	
	Cathay Global Infrastructure Fund	〃	〃	2,588	24,357		24,357	
	Fubon Bond Fund	〃	〃	11,984	150,019		150,019	
	HUA NAN Private placed Bond Fund No.1	〃	〃	1,944	20,247		20,247	
	Lydia Capital Alternative Investment Fund	〃	〃	400	72,937		72,937	
	Foreign Corporation Bonds:							
	TUNTEX (THAILAND) PUBLIC COMPANY LIMITED	〃	Debt investment with no active market - non current	16	11,708		11,708	

C. Acquisition or sale of the same security with the accumulated cost exceeding $100 million or 20% of the Company's paid-in capital for the six months ended June 30, 2008

					Balance as at January 1, 2008		Addition		Disposal				Balance as at June 30, 2008	
Investor	Marketable securities	General ledger account	Counterparty	Relationship with the Company	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Selling price	Book value	Gain (loss) on disposal	Number of shares (in thousands)	Amount
Evergreen Marine Corporation	Beneficiary Certificates: POLARIS DI-PO Fund	Financial assets held for trading	Open market transaction	None	13,078	$ 147,032	-	$ -	13,078	$ 147,412	$ 147,032	$ 380	-	$ -
	Upamc James Bond Fund	〃	〃	〃	-	-	27,648	435,000	27,648	435,662	435,000	662	-	-
	NITC Bond Fund	〃	〃	〃	-	-	2,793	469,000	2,793	469,266	469,000	266	-	-
	HSBC NTD Money Management Fund2	〃	〃	〃	-	-	15,044	215,000	15,044	215,128	215,000	128	-	-
	Cathay Bond Fund	〃	〃	〃	-	-	54,679	644,000	44,589	525,652	524,989	663	10,090	119,011
	Capital Income Fund	〃	〃	〃	-	-	9,838	150,000	-	-	-	-	9,838	150,000
	Fubon Bond Fund	〃	〃	〃	-	-	11,984	150,000	-	-	-	-	11,984	150,000
	Polaris De-Li Bond Fund	〃	〃	〃	8,497	130,000	54,731	843,000	45,531	700,748	700,000	748	17,697	273,000
	FUH Hwa Bond Fund	〃	〃	〃	-	-	32,717	446,000	26,640	363,549	363,000	549	6,077	83,000

C. Acquisition or sale of the same security with the accumulated cost exceeding $100 million or 20% of the Company's paid-in capital during the six months ended June 30, 2008

					Balance as at January 1, 2008		Addition		Disposal				Balance as at June 30, 2008	
Investor	Marketable securities	General ledger account	Counterparty	Relationship with the Company	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Selling price	Book value	Gain (loss) on disposal	Number of shares (in thousands)	Amount
Evergreen Marine Corporation	Beneficiary Certificates: Mega Diamond Bond Fund	Financial assets held for trading	Open market transaction	None	-	$ -	18,351	$ 216,000	18,351	$ 216,151	$ 216,000	$ 151	-	$ -
	JF First Bond Fund	〃	〃	〃	9,752	139,000	157,241	2,256,000	157,956	2,267,221	2,265,000	2,221	9,037	130,000
	ING Taiwan Income Fund	〃	〃	〃	-	-	40,236	651,000	40,236	651,509	651,000	509	-	-
	Taishin Lucky Fund	〃	〃	〃	24,002	250,000	480	5,000	24,482	255,377	255,000	377	-	-
	The Rsit Enhanced Bond Fund	〃	〃	〃	16,895	189,000	8,878	100,000	25,773	289,817	289,000	817	-	-
	Capital Money Market Fund	〃	〃	〃	-	-	15,658	200,000	15,658	200,538	200,000	538	-	-

D. Purchases from or sales to related parties exceeding $100 million or 20% of the Company's paid-in capital for the six months ended June 30, 2008

			Transaction				Differences in transaction terms compared to third party transactions		Notes/accounts receivable (payable)		
Purchaser/seller	Counterparty	Relationship with the Company	Purchases (sales)	Amount	Percentage of total purchases (sales)	Credit term	Unit price	Credit term	Balance	Percentage of total notes/accounts receivable (payable)	Remark
Evergreen Marine Corporation	Evergreen International Storage & Transport Corp. (EITC)	Investee accounted for by equity method	Purchases	$ 419,946	3.56%	30~60 days	$ -	-	($ 5,300)	0.22%	
	Evergreen International Corp.	Investee of the Company's major stockholder	Sales	2,509,829	21.27%	30~60 days	-	-	59,206	7.30%	
			Purchases	188,150	1.60%	30~60 days	-	-	(18,403)	0.77%	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Purchases	400,887	3.40%	30~60 days	-	-	(51,433)	2.14%	
	Greencompass Marine S.A.	Indirect subsidiary of the Company	Sales	165,937	1.41%	30~60 days	-	-	19,221	2.37%	
			Purchases	176,957	1.50%	30~60 days	-	-	(27)	1.14%	
	Gaining Enterprise S.A.	Subsidiary of EITC accounted for by equity method	Purchases	859,977	7.30%	30~60 days	-	-	-	-	

E. Receivables from related parties exceeding $100 million or 20% of the Company's paid-in capital as at June 30, 2008

					Overdue receivables			
Creditor	Counterparty	Relationship with the Company	Balance as at June 30, 2008	Turnover rate	Amount	Action taken	Amount collected subsequent to the balance sheet date	Allowance for doubtful accounts
Evergreen Marine Corporation	Evergreen International Storage & Transport Corp. (EITC)	Investee accounted for by equity method	$ 319,827		-	-	$ 22,983	-

(2)Disclosure information of investee company

A.The Investee, location and related information as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at 6/30/2008	Initial investment amount: Balance as at 1/1/2008	Shares held as at June 30, 2008: No. of shares (in thousands)	Shares held as at June 30, 2008: Ownership (%)	Shares held as at June 30, 2008: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Evergreen Marine Corporation	Peony Investment S.A.	53Rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama	Investment activities	USD 476,500	USD 476,500	4,765	100	$ 49,329,467	$ 2,519,341	$ 2,536,186	Subsidiary of the Company
	Taiwan Terminal Services Co., Ltd.	2F, No.177, Szu Wei 4th Rd., Lingya District, Kaohsiung, Taiwan	Loading and discharging operations of container yards	55,000	55,000	5,500	55	72,661	15,163	7,655	〃
	Charng Yang Development Co., Ltd.	2F, No.369, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Development, rental and sale of residential and commercial buildings	320,000	320,000	36,680	40	471,952	52,203	20,881	Investee accounted for by equity method
	Evergreen International Storage and Transport Corporation	No.899, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Container transportation and gas stations	4,753,514	4,753,514	424,062	39.74	7,211,341	380,784	175,862	〃
	Evergreen Security Corporation	4&5F, No. 111, Sungjiang Rd., Taipei, Taiwan	General security guards services	25,000	25,000	4,000	31.25	59,192	17,649	5,515	〃
	EVA Airways Corporation	11F, No.376, Section 1, Hsinnan Rd.,Lu Chu Township, Taoyuan County, Taiwan	International passenger and cargo transportation	9,267,879	9,267,879	750,571	19.04	6,856,983	(5,967,395)	(1,144,921)	〃
	Taipei Port Container Terminal Corporation	6F-1, No.220, Songjiang Rd., Taipei, Taiwan	Container distribution and cargo stevedoring	640,000	340,000	64,000	20	641,607	70,308	14,062	〃

A.The Investee, location and related information as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at 6/30/2008	Initial investment amount: Balance as at 1/1/2008	Shares held as at June 30, 2008: No. of shares (in thousands)	Shares held as at June 30, 2008: Ownership (%)	Shares held as at June 30, 2008: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony Investment S.A.	Greencompass Marine S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Marine transportation	USD 353,500	USD 353,500	3,535	100	USD 964,209	USD 60,203	USD 60,203	Indirect subsidiary of the Company
	Vigor Enterprise S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Investment holding company	USD 500	USD 500	5	100	USD 558	(USD 1)	(USD 1)	〃
	Clove Holding Ltd.	Craigmuir Chambers, P. O. Box71, Road Town, Tortola, B. V. I.	Investment holding company	USD 10	USD 10	10	100	USD 107,303	USD 3,746	USD 3,746	〃
	Evergreen Marine (UK) Limited	160 Euston Road, London NW 12 DX, U.K.	Marine transportation	USD 1,503	USD 1,503	765	51	USD 159,803	USD 5,433	USD 2,771	〃
	Evergreen Heavy Industrial Co. (Malaysia) Berhad	Lot 139, Jalan, Cecair, Phase 2 Free Trade Zone Johor Port Authority, B1700 Pasir Gudang, Johor, Johore Bahru, Malaysia	Container manufacturing	USD 27,295	USD 27,295	42,120	84.44	USD 40,868	USD 2,369	USD 2,001	〃
	PT. Multi Bina Pura International	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	USD 20,204	USD 20,204	68	95.30	USD 11,781	USD 931	USD 887	〃
	PT. Multi Bina Transport	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	Rp 1,800,000	Rp 1,800,000	2	17.39	USD 389	USD 235	USD 41	〃

A.The Investee, location and related information as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at 6/30/2008	Initial investment amount: Balance as at 1/1/2008	Shares held as at June 30, 2008: No. of shares (in thousands)	Shares held as at June 30, 2008: Ownership (%)	Shares held as at June 30, 2008: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony Investment S.A.	PT. Evergreen Shipping Agency Indonesia	Gedung Pricewaterhouse Coopers 9-10th Floors Jl. H.R. Rasuna said kav. C-03 Jakarta 12920, Indonesia	Shipping agency	USD 973	USD 258	-	51	USD 1,851	USD 780	USD 398	Indirect subsidiary of the Company
	Luanta Investment (Netherlands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 21,973	USD 21,973	460	50	USD 16,660	(USD 5,334)	(USD 2,667)	Investee company of Peony accounted for under equity method
	Balsam Investment (Netherlands) N.V.	21-A Van Englenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 50,715	USD 50,715	-	49	USD 197,587	USD 2,044	USD 1,002	〃
	Shanghai Jifa Logistics Co., Ltd.	12F, Jifa Building, No.4049C, Jungong Rd., Shanghai City	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD -	USD 6,635	-	-	USD -	USD -	USD -	〃
	Shenzhen Greentrans Transportation Co., Ltd.	San Jiao Long Warehouse & Storage Zone, Fu Kang Road, Hengang Town, Shenzhen, China	Loading, discharging, storage, repair, cleaning and transportation of containers	USD 3,134	USD 3,134	-	55.00	USD 3,567	(USD 125)	(USD 69)	Indirect subsidiary of the Company
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Unit 403, No.138 Huangho E Rd., Huangdao District Qingdao, China	Inland container transportation, container storage, loading, discharging, leasing, repair, clearing and related activities	USD 4,447	USD 4,447	-	40.00	USD 6,200	USD 1,045	USD 418	Investee company of Peony accounted for under equity method

A.The Investee, location and related information as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at 6/30/2008	Initial investment amount: Balance as at 1/1/2008	Shares held as at June 30, 2008: No. of shares (in thousands)	Shares held as at June 30, 2008: Ownership (%)	Shares held as at June 30, 2008: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony Investment S.A.	Ningbo Victory Container Co., Ltd.	No.201 Area, Beilun Xiaoshan Industrial Estate, Ningbo Economic and Technical Development Zone, China	Inland container transportation, container storage, loading, discharging, leasing, repair, clearing and related	USD 1,199	USD 1,199	-	40	USD 2,592	USD 442	USD 177	Investee company of Peony accounted for under equity method
	Kingstrans International Logistics (Tianjin) Co., Ltd.	The Tienjin harbor protects tax area 120 rooms for nine 90th of roadses of sea beaches	Inland container transportation, container storage, loading, discharging, leasing, repair, clearing and related activities	USD 2,000	USD 1,000	-	20	USD 2,169	(USD 208)	(USD 42)	〃
	Evergreen Container Terminal (Thailand) Ltd.	33/4 Moo 1, Chaokhun Tahan Road, Sun District Klong 3, Lat Krabang District, Bangkok 10520	Inland container storage and Loading	USD 28,636	USD 28,636	12,250	48.18	USD 25,406	USD 2,502	USD 1,205	〃
	Evergreen Shipping Agency (Singapore) Pte. Ltd.	333 Jalan Besar, Singapore 209018	Shipping agency	USD 2,157	USD 219	765	51.00	USD 4,193	USD 652	USD 332	Indirect subsidiary of the company
	Evergreen Shipping Agency (Thailand) Co., Ltd.	Green Tower, 24-25th Floors 3656/81 Rama IV Road Klongton Klongtoey Bangkok 10110	Shipping agency	USD 1,474	USD 238	408	51.00	USD 2,323	USD 1,921	USD 980	〃

A.The Investee, location and related information as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at 6/30/2008		Initial investment amount: Balance as at 1/1/2008		Shares held as at June 30, 2008: No. of shares (in thousands)	Shares held as at June 30, 2008: Ownership (%)	Shares held as at June 30, 2008: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony Investment S.A.	Evergreen Shipping Agency (Korea) Corp.	15th Fl, Korea Express Center, 83-5,4-Ka, Jung-Ang Dong Jung-Ku, Pusan, Republic of Korea	Shipping agency	USD	2,426	USD	238	121	100.00	USD 2,646	USD 378	USD 378	Indirect subsidiary of the Company
	Armand Investment (Netherlands) N.V.	Van Engelenweg 21A Curacao Netherlands Antilles	Investment holding company	USD	3,710	USD	1,750	4	70.00	USD 7,459	USD 212	USD 148	〃
	Evergreen Shipping Agency (India) Pvt. Ltd.	J.N. Heredia Marg Ballard Estate Mumbai 400 038, India	Shipping agency	USD	184	USD	12	100	99.997	USD 1,919	USD 883	USD 883	〃
	Evergreen Shipping Agency (Australia) Pty. Ltd	Level 13,181 Miller Street, North Sydney NSW 2060 Australia	Shipping agency	USD	232	USD	-	1	51.00	USD 161	USD 25	USD 13	〃
	Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Building Amsinckstrasse 55 20097 Hamburg, Germany	Shipping agency	USD	8,316	USD	-	-	100.00	USD 9,275	USD 410	USD 410	〃
	Evergreen Shipping Agency (Ireland) Ltd.	22 Fiztwilliam Place, Dublin 2, Ireland	Shipping agency	USD	95	USD	-	-	100.00	USD 137	USD 13	USD 13	〃
	Evergreen Shipping Agency (Netherlands) B.V.	Oudelandseweg 33, 3194AR, Hoogvliet, Rotterdam, The Netherlands	Shipping agency	USD	3,977	USD	-	-	100.00	USD 4,256	(USD 12)	(USD 12)	〃

A.The Investee, location and related information as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at 6/30/2008	Initial investment amount: Balance as at 1/1/2008	Shares held as at June 30, 2008: No. of shares (in thousands)	Shares held as at June 30, 2008: Ownership (%)	Shares held as at June 30, 2008: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony Investment S.A.	Evergreen Shipping Agency (Poland) SP. ZO. 0	UL. POSTEPU 18, 02-676 WARSZAWA, POLAND	Shipping agency	USD 662	USD -	-	100.00	USD 783	USD 12	USD 12	Indirect subsidiary of the Company
	Evergreen Argentina S.A.	Pje. Carabelas 344, CABA, Bs. As. Argentina	Leasing	USD 140	USD -	100	99.99	USD 333	USD 286	USD 286	〃
	Evergreen Shipping Agency France S.A.	Tour Franklin-La Defense 8, 92042 PARIS LA DEFENSE CEDEX-FRANCE	Shipping agency	USD 907	USD -	1	99.40	USD 1,149	USD 29	USD 29	〃
	Evergreen Shipping (Spain) S.L.	CALLE SIETE AGUAS, 11-ENTLO. 46023 VALENCIA, SPAIN	Shipping agency	USD 3,870	USD -	3	55.00	USD 7,000	USD 4,954	USD 2,725	〃
	Evergreen Shipping Agency (Italy) S.P.A.	SCALI CERERE, 9 LIVORNO ITALY	Shipping agency	USD 2,352	USD -	1	55.00	USD 3,322	USD 1,710	USD 940	〃
	Evergreen Shipping Agency (Russia) Limited	6 Sofiyskaya Street, ST Petersburg, 192236 RUSSIA	Shipping agency	USD 848	USD -	-	51.00	USD 1,436	USD 1,043	USD 532	〃
	Evergreen Shipping Agency (Vietnam) Corp.	13F, 37 Ton Duc Thang St., Dist 1., HCMC, Vietnam	Shipping agency	USD 472	USD -	-	51.00	USD 1,037	USD 1,466	USD 748	〃

A. The Investee, location and related information as follows:

				Initial investment amount		Shares held as at June 30, 2008					
Investor	Investee	Location	Main activities	Balance as at 6/30/2008	Balance as at 1/1/2008	No. of shares (in thousands)	Ownership (%)	Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony Investment S.A.	Green Peninsula Agencies SDM. BHD.	No.7, JALAN JURUTERA U1/23, Section U1, Hicom Glenmarie Industrial Park, 40150 SHAH Alam Selangor Darul Ehsan, Malaysia	Investment holding company	USD 7,255	USD -	1,500	30.00	USD 7,811	USD 2,794	USD 838	Investee company of Peony accounted for under equity method

B. Loans granted for the six months ended June 30, 2008

Number	Creditor	Borrower	General ledger account	Maximum outstanding balance for the six months ended June 30, 2008	Balance at June 30, 2008	Interest rate	Nature of loan	Amount of transactions with the borrower	Reason for short-term financing	Allowance for doubtful accounts	Collateral Item	Collateral Value	Limit on loans granted to a single party	Ceiling on total loans granted
1	Peony Investment S.A.	Evergreen Shipping Agency (India) Private Limited.	Receivables from related parties	USD 2,000	USD 2,000	3.313~ 3.355	2	USD 0	Working capital requirement	USD 0	-	USD 0	NTD 13,507,419	NTD 27,014,837
2	Peony Investment S.A.	Kingtrans Intl. Logistics (Tianjin) Co., LTD.	〃	USD 1,500	USD 1,500	3.8006	2	USD 0	〃	USD 0	-	USD 0	NTD 13,507,419	NTD 27,014,837
3	Peony Investment S.A.	Luanta Invesrment (NETHER LANDS) N.V.	〃	USD 27,825	USD 27,825	5.953	2	USD 0	〃	USD 0	-	USD 0	NTD 13,507,419	NTD 27,014,837
4	Clove Holding Ltd.	Island Equipment LLC.	〃	USD 8,931	USD 8,931	3.6838	2	USD 0	〃	USD 0	-	USD 0	NTD 13,507,419	NTD 27,014,837
5	Evergreen Marine (UK) Limited	Island Equipment LLC.	〃	USD 3,721	USD 3,721	3.6838	2	USD 0	〃	USD 0	-	USD 0	NTD 13,507,419	NTD 27,014,837
6	Evergreen Marine (UK) Limited	Kingtrans Intl. Logistics (Tianjin) Co., LTD.	〃	USD 1,500	USD 1,500	3.8006	2	USD 0	〃	USD 0	-	USD 0	NTD 13,507,419	NTD 27,014,837

Note1: Nature of loans extended

"1" denotes the loans extended to the companies which have transactions with the Company or its subsidiaries. The annual amount of the transactions is stated accordingly.

"2" denotes the loans extended to the companies which require short-term financing. The reason for short-term financing is stated accordingly.

Note2: When the nature of loan is 2, it should describe the reason and usage of loan.

Note3: Limit on loans extended

1.According to the company's credit policy, the total amount of loans granted to a single company should not exceed 20% of the net worth stated in the latest financial statements. The calculation is as follows:

The Company: NT$67,537,093 thousand * 20% = NT$13,507,419 thousand

2.According to the Company's credit policy, the total amount of loans granted by the Company or its subsidiaries should not exceed 40% of the net worth stated in the latest financial statements. The calculation is as follows:

The Company: NT$67,537,093 thousand * 40% = NT$27,014,837 thousand

C. Marketable securities held as at June 30, 2008

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of June 30, 2008 Number of shares (in thousands)	Book value		Ownership (%)	Market value		Remark
Peony Investment S.A.	Clove Holding Ltd.	Subsidiary of the Company	Long-term equity investment accounted for by the equity method	10	USD	107,303	100.00	USD	107,303	
	Evergreen Shipping Agency (Deutschland) GmbH	〃	〃	-	USD	9,275	100.00	USD	9,275	
	Evergreen Shipping Agency (Ireland) Ltd.	〃	〃	-	USD	137	100.00	USD	137	
	Evergreen Shipping Agency (Korea) Corporation	〃	〃	121	USD	2,646	100.00	USD	2,646	
	Evergreen Shipping Agecny (Netherlands) B.V.	〃	〃	-	USD	4,256	100.00	USD	4,256	
	Evergreen Shipping Agency (Poland) SP. ZO. O	〃	〃	-	USD	783	100.00	USD	783	
	Greencompass Marine S.A.	〃	〃	3,535	USD	964,209	100.00	USD	964,209	
	Vigor Enterprise S.A.	〃	〃	5	USD	558	100.00	USD	558	
	Evergreen Shipping Agency (India) Private Limited.	〃	〃	100	USD	1,919	99.997	USD	1,919	
	Evergreen Argentina S.A.	〃	〃	100	USD	333	99.99	USD	333	
	Evergreen Shipping Agency France S.A.	〃	〃	1	USD	1,149	99.40	USD	1,149	
	PT Multi Bina Pura International	〃	〃	68	USD	11,781	95.30	USD	11,781	
	Pt Multi Binatransport	〃	〃	2	USD	389	17.39	USD	389	
	Evergreen Heavy Industrial Corp (M) Berhad	〃	〃	42,120	USD	40,868	84.44	USD	40,868	
	Armand Investment (Netherlands) N.V.	〃	〃	4	USD	7,459	70.00	USD	7,459	
	Evergreen Shipping (Spain) S.L.	〃	〃	3	USD	7,000	55.00	USD	7,000	
	Evergreen Shipping Agency (Italy) S.P.A.	〃	〃	1	USD	3,322	55.00	USD	3,322	
	Shenzhen Greentrans Transportation Co., Ltd.	〃	〃	-	USD	3,567	55.00	USD	3,567	
	Evergreen Marine (UK) Ltd.	〃	〃	765	USD	159,803	51.00	USD	159,803	
	Evergreen Shipping Agency (Australia) Pty Ltd.	〃	〃	1	USD	161	51.00	USD	161	

C. Marketable securities held as at June 30, 2008

				As of June 30, 2008						
Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	Number of shares (in thousands)	Book value		Ownership (%)	Market value		Remark
Peony Investment S.A.	Evergreen Shipping Agency (Russia) Limited	〃	〃	-	USD	1,436	51.00	USD	1,436	
	Evergreen Shipping Agency (Singapore) Pte Ltd.	〃	〃	765	USD	4,193	51.00	USD	4,193	
	Evergreen Shipping Agency (Thailand) Co., Ltd.	〃	〃	408	USD	2,323	51.00	USD	2,323	
	Evergreen Shipping Agency (Vietnam) Corp.	〃	〃	-	USD	1,037	51.00	USD	1,037	
	PT. Evergreen Shipping Agency Indonesia	〃	〃	-	USD	1,851	51.00	USD	1,851	
	Luanta Investment (Netherlands) N.V.	Investee of Peony Investment S.A. accounted for by the equity method	〃	460	USD	16,660	50.00	USD	16,660	
	Balsam Investment (Netherlands) N.V.	〃	〃	-	USD	197,587	49.00	USD	197,587	
	Evergreen Container Terminal (Thailand) Limited	〃	〃	12,250	USD	25,406	48.18	USD	25,406	
	Ningbo Victory Container Co., Ltd.	〃	〃	-	USD	2,592	40.00	USD	2,592	
	Qingdao Evergreen Container Transportation Co., Ltd.	〃	〃	-	USD	6,200	40.00	USD	6,200	
	Green Peninsula Agencies SDM. BHD.	〃	〃	1,500	USD	7,811	30.00	USD	7,811	
	Kingtrans Intl. Logistics (Tianjin) Co., Ltd.	〃	〃	-	USD	2,169	20.00	USD	2,169	
	Dongbu Pusan Container Terminal Co., Ltd.	None	Financial assets carried at cost-non current	300	USD	1,556	15.00	USD	1,556	
	Hutchison Inland Container Depots Ltd.	〃	〃	1	USD	1,492	7.50	USD	1,492	
	Colombo-South Asia Gateway Terminal	〃	〃	18,942	USD	2,412	5.00	USD	2,412	
PT. Multi Bina Pura International	PT. Multi Bina Transport	Indirect subsidiary of the Peony	Long-term equity Investment accounted for by the equity method	8	USD	1,632	72.95	USD	1,632	
Clove Holding Ltd.	Ample Holding LTD.	〃	〃	9	USD	32,086	90.00	USD	32,086	
	Classic Outlook Investment Ltd.	Investee of the Clove accounted for cost method	Financial assets carried at cost-non current	-	USD	102,359	2.25	USD	102,359	
	Everup Profits Ltd.	〃	〃	-	USD	-	2.25	USD	-	

C. Marketable securities held as at June 30, 2008

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of June 30, 2008 Number of shares (in thousands)	Book value		Ownership (%)	Market value		Remark
Clove Holding Ltd.	Island Equipment LLC	Indirect subsidiary of the Peony	Long-term equity Investment accounted for by the equity method	-	USD	1,125	36.00	USD	1,125	
Ample Holding Ltd.	Colon Container Terminal S.A.	Investee of the Ample accounted for by equity method	〃	22,860	USD	67,569	40.00	USD	67,569	
Island Equipment LLC	Whitney Equiment LLC	Investee of the Island accounted for by equity method	〃	-	USD	1,118	100.00	USD	1,118	
〃	Hemlock Equipment LLC	〃	〃	-	USD	1,854	100.00	USD	1,854	
Evergreen Marine (UK) Limited	Island Equipment LLC	Investee of EMU accounted for by equity method	〃	-	USD	475	15.00	USD	475	
〃	Kingtrans Intl. Logistics (Tianjin) Co., Ltd.	〃	〃	-	USD	2,000	20.00	USD	2,000	
Armand Investment (Netherlands) N.V.	Armand Estate (Netherlands) B.V.	Indirect subsidiary of the Peony	〃	-	USD	10,650	100.00	USD	10,650	
Armand Estate (Nether lands) B.V.	Taipei Port Container Terminal Corporation	Investee of the Armand Estate B.V. accounted for by equity method	〃	32,000	USD	10,556	10.00	USD	10,556	
Evergreen Shipping Agency (France) S.A.	SGAM IA.LIQU EURO S.BC (Monetary Funds) MONEVALOR	None	Financial asset carried at cost-non current	-	EUR	100	-	EUR	100	
Greencompass Marine S.A.	UBS-Forward Arbitrage Strategy Note	None	Financial assets at fair value through profit or loss-current	50	USD	4,606	-	USD	4,606	
〃	Lydia Capital Alternative Investment Fund	〃	〃	8	USD	450	-	USD	450	
Evergreen Shipping Agency (Thailand) Co., Ltd.	Green Siam Air Service	〃	Financial asset carried at cost-non current	4	THB	1,160	2.00	USD	1,160	
Evergreen Shipping Agency (Singapore) Pte. Ltd.	RTW AIR SERVICES (S) PL	〃	〃	30	SGD	51	2.00	SGD	51	
Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Shipping Agency (Austria) GmbH	Investee of the EGD accounted for cost method	〃	-	EUR	18	100.00	USD	18	
〃	Zoll Pool	〃	〃	10	EUR	10	6.25	USD	10	

D. Purchases from or sales to related parties exceeding $100 million or 20% of the Company's paid-in capital for the six months ended June 30, 2008

			Transaction					Differences in transaction terms compared to third party transactions		Notes/accounts receivable (payable)		
Purchaser/seller	Counterparty	Relationship between counterparties	Purchases (sales)	Amount		Percentage of total purchases (sales)	Credit term	Unit price	Credit term	Balance	Percentage of total notes/accounts receivable (payable)	Remark
Greencompass Marine S.A.	Evergreen Marine Corp.	The parent	Sales	USD	6,820	0.75%	15-30 days	-	-	USD 9,373	4.99%	
	Evergreen International S.A.	Related Party	Sales	USD	3,256	0.46%	15-30 days	-	-	USD -	-	
	Evergreen Marine Corp.	The parent	Purchases	USD	9,022	0.90%	15-30 days	-	-	USD -	-	
	Evergreen International S.A.	Related Party	〃	USD	5,206	0.52%	15-30 days	-	-	(USD 24,703)	8.59%	
Evergreen Heavy Industrial Corp. (M) Berhad	Evergreen Marine Corp.	The parent	Sales	RM	117,382	63.44%	45 days	-	-	RM -	-	
Evergreen Shipping Agency (Deutschland) GmbH	Evergreen International S.A.	Related Party	〃	EUR	2,117	38.81%	30-60 days	-	-	EUR 316	-	
Hemlock Equipment LLC.	Evergreen Marine Corp.	The parent	〃	USD	6,647	69.00%	30-60 days	-	-	RM -	-	

E. Receivables from related parties exceeding $100 million or 20% of the Company's paid-in capital as at June 30, 2008

					Overdue receivables					
Creditor	Counterparty	Relationship with the Company	Balance as at June 30, 2008		Turnover rate	Amount	Action taken	Amount collected subsequent to the balance sheet date	Allowance for doubtful accounts	
Evergreen Marine (UK) Limited	Island Equipment LLC.	Indirect subsidiary of the Peony	USD	3,721		USD -	-	USD -	USD	-
〃	Greencompass Marine S.A.	Indirect subsidiary of the Peony	GBP	1,956		GBP -	GBP -	GBP 1,956	GBP	-
Clove Holding Ltd.	Island Equipment LLC.	〃	USD	8,931		USD -	-	USD -	USD	-
Greencompass Marine S.A.	Evergreen Marine Corp.	The parent	USD	9,373		USD -	USD -	USD 9,373	USD	-

The Subsidiary of Evergreen Marine Corporation — Greencompass Marine S. A.
Derivative financial instrument transactions
June 30, 2008

A. Derivative financial instruments transactions:

(a) The contract amounts (or notional principal) and credit risk (expressed in thousand dollars)

	June 30, 2008			
Financial Instruments	Notional Principal (Contract Amount)		Credit Risk	
Interest rate swaps (IRS)	USD	13,233	USD	43
Currency exchange swap (CCS)	USD	64,000	USD	-

The above credits risk amounts are based on the contracts with positive fair values on the balance sheet date and represent the possible loss that will be incurred by the Subsidiary in the event of counterparties' default. The counterparties of the Subsidiary are all well-known banks with good credit ratings. Thus, the credit risk is assessed to be remote.

(b) Market risk

The interest rate swaps are utilized to hedge against fluctuations in interest rates. The foreign exchange options are derivative financial instruments which are held for trading. Periodic reviews are conducted for evaluating the level of subsidiary's exposure to market risk, and a stop-loss mechanism has been established to minimize the impact of market risk on the Subsidiary's operations.

(c) Liquidity risk, cash flow risk and the amount, timing and uncertainty of demand for future cash flow.

As no principal accounts are exchanged upon settlement of the interest rate swaps and forward exchange options, no significant demand for cash flow is expected. Therefore, the subsidiary's working capital is assessed to be adequate and no funding risk is expected. In addition, since the interest rates, exchange rates and prices are predetermined, no significant cash flow risk is expected.

(d) The types, objectives and strategies of holding derivative financial instruments

The derivative financial instruments undertaken by the Subsidiary are held for trading and non-trading purposes. The primary objectives of derivative financial instruments held for non-trading purposes are to mitigate risk of debt obligations and commitments arising from fluctuations in interest rates and exchange rate. The hedging strategy of the Subsidiary focuses on mitigating market price risks. On the other hand, the primary objective of the derivative financial instruments held for trading purposes is to profit from exchange rate and price differentials.

(e) Financial statement disclosures for derivative financial instruments

a) Interest Rate Swaps:

The contracts are settled based on the difference between the spot interest rate and contracted interest rate. The amount received and paid upon settlement is recorded as a deduction from and an addition to the interest expense on shipping finance, respectively.

b) Foreign Exchange Option:

As the Subsidiary has actual position in the underlying assets, full settlements are conducted at expiration of the contracts. The difference between the spot exchange rate and the contracted rate is recorded as foreign exchange gain or loss upon settlement.

B. Fair values of financial instruments

	June 30, 2008			
Derivative financial instruments	Carrying Value		Fair Value	
Interest rate swaps(IRS)	USD	9	USD	9
Currency exchange swaps(CCS)	USD	(3,863)	USD	(3,863)

(3)Disclosure of information on indirect investments in Mainland China

Investee in Mainland China	Main activities	Paid-in capital	Investment method (Note 1)	Accumulated amount of remittance to Mainland China as of January 1, 2008	Amount remitted to Mainland China during the period	Amount remitted back to Taiwan during the period	Accumulated amount of remittance to Mainland China as of June 30, 2008	Ownership held by the Company (direct and indirect)	Investment income (loss) recognized by the Company for the period (Note 2)	Book value of investments in Mainland China as of June 30, 2008	Accumulated amount of investment income remitted back to Taiwan as of June 30, 2008
Shanghai Jifa Logistics Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB271,565	(2)	$ 182,343 (USD 6,000)	$ -	NOTE (a)	$ 182,343 (USD 6,000)	NOTE (a)	NOTE (a)	NOTE (a)	$ -
Ningbo Victory Container Co., Ltd.	Inland container transportation, container storage, loading and discharging	RMB24,119	(2)	$ 30,938 (USD 1,018)	$ -	$ -	$ 30,938 (USD 1,018)	40.00	$ 5,479 (USD 177)	$ 78,772 (USD 2,592)	$ -
Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB92,500	(2)	$ 135,147 (USD 4,447)	$ -	$ -	$ 135,147 (USD 4,447)	40.00	$ 12,940 (USD 418)	$ 188,421 (USD 6,200)	$ -
Shenzhen Greentrans Transportation Co., Ltd.	Inland container loading, discharging, storage, repair cleaning and related activities	RMB44,960	(2)	$ 95,244 (USD 3,134)	$ -	$ -	$ 95,244 (USD 3,134)	55.00	($ 2,136) (USD -69)	$ 108,403 (USD 3,567)	$ -

Note a : The Company had been authorized to sell all shares of shanghai Jifa Logistics Co., Ltd. However, the selling price has been waited for approval by the administration.

Investee in Mainland China	Main activities	Paid-in capital	Investment method	Accumulated amount of remittance to Mainland China as of January 1, 2008	Amount remitted to Mainland China during the period	Amount remitted back to Taiwan during the period	Accumulated amount of remittance to Mainland China as of June 30, 2008	Ownership held by the Company (direct and indirect)	Investment income (loss) recognized by the Company for the period	Book value of investments in Mainland China as of June 30, 2008	Accumulated amount of investment income remitted back to Taiwan as of June 30, 2008
Shenzhen Hutchison Inland Container Depots Co., Ltd.	Inland container yard	HKD92,000	(2)	$ 24,557	$ -	$ -	$ 24,557	6.85	$ -	$ 24,557	$ -
				(HKD 6,304)			(HKD 6,304)			(HKD 6,304)	
Kingtrans Intl. Logistics (Tianjin) Co.,Ltd.	Inland container loading, discharging, storage, repair, cleaning and related activities	USD10,000	(2)	$ 121,562	$ -	$ -	$ 121,562	40.00	($ 1,300)	$ 127,427	$ -
				(USD 4,000)			(USD 4,000)		(USD -42)	(USD 4,193)	

Balance of Investments in Mainland China as at June 30, 2008	Investment Amount Approved by the Investment Commission of the Ministry of Economic Affairs (MOEA) (Note 3)	Quota of Investments in Mainland China Imposed by the Investment Commission of the Ministry of Economic Affairs (MOEA)	
$589,791 (USD 18,599) (HKD 6,304)	$1,096,854 (USD 36,092)	Net worth under $5,000,000 (40%)	$ 2,000,000
		Net worth between $5,000,000 and $10,000,000 (30%)	1,500,000
		Net worth over $10,000,000 (20%)	10,640,896
			$ 14,140,896

(Net worth of the Company: NT$ 63,204,482)

Note 1: Investments in Mainland China can be conducted by the following ways:

(1) Remitting the funds to Mainland China via a third country
(2) Via a new investee to be set up in a third country
(3) Via an existing investee set up in a third country
(4) Investing directly in Mainland China
(5) Others

Note 2: Investment income (loss) for the year

"(1)" denotes that the investee is still in the start-up stage.
"(2)" denotes the basis on which the investment income (loss) is recognized.

(a) Based on the investee's financial statements audited by an international accounting firm other than the Company's auditor
(b) Based on the investee's financial statements audited by the Company's auditor
(c) Others

Note 3: The numbers in this table is expressed in New Taiwan dollars.

12.SEGMENT INFORMATION

The Company is engaged in only one single industry, i.e. international marine transportation and shipping agency. Therefore, no disclosure is required.

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS JUNE 30, 2008 AND 2007

For the convenience of readers and for information purpose only, the auditors' report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. In the event of any discrepancy between the English version and the original Chinese version or any differences in the interpretation of the two versions, the Chinese-language auditors' report and financial statements shall prevail.

PRICEWATERHOUSECOOPERS

資誠會計師事務所
PricewaterhouseCoopers, Taiwan
11012台北市基隆路一段333號27樓
27F, 333 Keelung Rd., Sec. 1
Taipei, Taiwan 11012
Tel: (886) 2 2729 6666
Fax: (886) 2 2757 6371
www.pwc.com/tw

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS TRANSLATED FROM CHINESE

To the Board of Directors and Shareholders of Evergreen Marine Corporation

We have reviewed the accompanying consolidated balance sheets of Evergreen Marine Corporation (the "Company") and its subsidiaries as of June 30, 2008 and 2007, and the related consolidated statements of income, of changes in stockholders' equity and of cash flows for the six-month periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a review report on these consolidated financial statements based on our review. We did not review all the affiliated companies included in the consolidated financial statements of Peony Investment S.A., a subsidiary of the Company, which statements reflect total assets of 56,755,754 thousand New Taiwan dollars and 79,614,431 thousand New Taiwan dollars, constituting 42.71% and 64.95% of the consolidated total assets as of June 30, 2008 and 2007, and net operating revenues of 21,624,602 thousand New Taiwan dollars and 57,799,818 thousand New Taiwan dollars, constituting 33.79% and 80.09% of the consolidated net operating revenues for the six-month periods then ended. In addition, we did not review the financial statements of all the investee companies accounted for under the equity method. Long-term investments in these companies amounted to 16,947,849 thousand New Taiwan dollars and 17,573,346 thousand New Taiwan dollars, constituting 12.75% and 14.34% of the consolidated total assets as of June 30, 2008 and 2007, and the related investment loss was 989,022 thousand New Taiwan dollars and 720,133 thousand New Taiwan dollars for the six-month periods then ended. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our report expressed herein, insofar as it relates to the amounts included for those investee companies accounted for under the equity method, is based solely on the reports of the other auditors.

We conducted our review in accordance with the Statement of Auditing Standards No. 36 "Review of Financial Statements" issued by the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the

---

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.
As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

PRICEWATERHOUSECOOPERS

Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review and the reports of other auditors, we are not aware of any material modifications or adjustments that should be made to the financial statements referred to above in order for them to be in conformity with the "Rules Governing Preparation of Financial Statements by Securities Issuers", "Business Entity Accounting Law", "Regulations on Business Entity Accounting Handling" and generally accepted accounting principles in the Republic of China.

As stated in Note 3 to the financial statements, effective January 1, 2008, the Company and its subsidiaries adopted EITF96-052 of the R.O.C. Accounting Research and Development Foundation, dated March 16, 2007, "Accounting for Employees' Bonuses and Directors' and Supervisors' Remuneration". Under the EITF96-052, the costs of employees' bonuses and directors' and supervisors' remuneration are accounted for as expenses and liabilities, provided that such recognition is required under legal obligation or constructive obligation and those amounts can be estimated reasonably.

PricewaterhouseCoopers

PricewaterhouseCoopers
August 27, 2008
Taipei, Taiwan
Republic of China

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(UNAUDITED)

	2008	2007
ASSETS		
Current Assets		
Cash and cash equivalents (Note 4(1))	$ 20,405,320	$ 11,623,976
Financial assets at fair value through profit or loss - current (Note 4(2))	1,395,146	2,950,257
Notes receivable, net	86,469	1,420
Accounts receivable (Note 4(3))	12,082,556	11,764,278
Accounts receivable, net - related parties (Notes 4(3) and 5)	348,858	151,181
Other receivables (Note 4(4))	1,561,598	854,076
Other receivables - related parties (Notes 4(4) and 5)	1,344,207	922,971
Other financial assets - current (Note 4(5))	127,517	106,894
Inventories (Note 4(6))	4,180,603	2,765,530
Prepaid expenses	462,571	762,517
Prepayments	513,809	19,656
Deferred income tax assets - current (Note 4(28))	290,887	93,626
Restricted assets (Note 6)	220,997	134,374
Other current assets - other (Notes 4(7) and 5)	4,004,749	3,751,177
Total current assets	47,025,287	35,901,933
Funds and Investments		
Available-for-sale financial assets - non-current (Note 4(8))	791,107	711,860
Financial assets carried at cost - non-current (Notes 4(9) and 6)	4,818,252	5,033,201
Investments in bonds without active markets - non- current (Note 4(10))	11,708	11,726
Long-term equity investments accounted for under the equity method (Note 4(11))	25,516,383	26,135,078
Other long-term investments (Note 4(12))	3,870	4,024
Total funds and investments	31,141,320	31,895,889
Property, Plant and Equipment, Net (Notes 4(13), 5 and 6)		
Land	2,219,220	2,168,485
Buildings	2,984,053	2,156,772
Machinery and equipment	744,919	745,605
Loading and discharging equipment	7,116,766	7,218,080
Computer and communication equipment	360,215	153,117
Transportation equipment	24,164,650	20,767,055
Ships and equipment	55,269,148	60,780,254
Dock and wharf equipment	223,081	418,813
Office equipment	544,991	329,087
Leasehold improvements	15,925	-
Cost and revaluation increments	93,642,968	94,737,268
Less: Accumulated depreciation	(40,324,839)	(40,807,976)
Construction in progress and prepayments for equipment	918,960	221,133
Total property, plant and equipment, net	54,237,089	54,150,425
Intangible assets		
Deferred pension costs	151,012	186,700
Other Assets		
Refundable deposits (Note 6)	124,698	232,917
Deferred expenses	200,748	151,479
Long-term installment receivables (Note 4(14))	-	56,298
Other assets - other	5,053	-
Total other assets	330,499	440,694
TOTAL ASSETS	$ 132,885,207	$ 122,575,641

(Continued)

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(UNAUDITED)

	2008	2007
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Short-term loans (Note 4(15))	$ 2,167,941	$ 3,374,951
Financial liabilities at fair value through profit or loss - current (Note 4(16))	1,322,517	427,340
Notes payable	2,277	9,013
Accounts payable	7,014,532	4,060,858
Accounts payable - related parties (Note 5)	1,093,510	464,657
Income tax payable (Note 4(28))	873,699	488,857
Accrued expenses (Note 4(17))	16,269,162	17,567,374
Other payables - related parties (Notes 4(18) and 5)	232,519	126
Other payables (Note 4(18))	6,101,830	1,373,661
Long-term liabilities - current portion (Note 4(19))	3,316,932	4,102,441
Other current liabilities (Note 5)	3,379,206	1,932,180
Total current liabilities	41,774,125	33,801,458
Long-term Liabilities		
Derivative financial liabilities for hedging - non-current (Note 4(20))	-	7,752
Financial liabilities carried at cost - non-current (Note 4(21))	9,004	9,004
Bonds payable (Note 4(22))	31,400	2,985,488
Long-term loans (Note 4(23))	18,399,765	19,516,592
Total long-term liabilities	18,440,169	22,518,836
Other Liabilities		
Accrued pension liabilities	750,548	754,904
Guarantee deposits received	39,026	4,081
Deferred income tax liabilities - non-current (Note 4(28))	1,994,397	1,256,351
Other liabilities - other	799,251	1,872,522
Total other liabilities	3,583,222	3,887,858
Total liabilities	63,797,516	60,208,152
Stockholders' Equity		
Capital (Note 4(24))		
Common stock	30,608,440	29,234,827
Capital Reserves (Note 4(25))		
Paid-in capital in excess of par value of common stock	4,786,654	3,416,068
Capital reserve from donated assets	372	372
Capital reserve from long-term investments	1,551,975	1,515,410
Capital reserve - other	6,713	6,713
Retained Earnings (Note 4(26))		
Legal reserve	7,522,314	6,484,143
Special reserve	957,344	957,344
Undistributed earnings	18,718,866	15,091,670
Other Adjustments to Stockholders' Equity		
Unrealized gain or loss on financial instruments	468,352	402,315
Cumulative translation adjustments	(946,793)	2,212,086
Unrecognized pension cost	(469,755)	(521,237)
Minority interest	5,883,209	3,567,778
Total stockholders' equity	69,087,691	62,367,489
Commitments And Contingent Liabilities (Note 7)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 132,885,207	$ 122,575,641

The accompanying notes are an integral part of these consolidated financial statements.
See review report of independent accountants dated August 27, 2008.

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(UNAUDITED)

	2008	2007
Operating income (Notes 4(27) and 5)	$ 63,989,722	$ 72,166,894
Operating costs (Notes 4(30) and 5)	(58,367,084)	(69,038,842)
Gross profit, net	5,622,638	3,128,052
Operating Expenses (Notes 4(30) and 5)		
General and administrative expenses	(3,061,794)	(1,466,695)
Operating income	2,560,844	1,661,357
Non-operating Income and Gains		
Interest income	342,466	307,945
Gain on valuation of financial liabilities	-	179,433
Dividend income	143,878	148,428
Gain on disposal of property, plant and equipment	793,366	449,468
Gain on disposal of investments	82,047	139,295
Foreign exchange gain, net	124,113	149,437
Rental income (Note 5)	62,748	38,228
Other non-operating income	132,950	474,708
Non-operating Income and Gains	1,681,568	1,886,942
Non-operating Expenses and Losses		
Interest expense	(445,509)	(622,244)
Loss on valuation of financial assets	(55,085)	(59,821)
Loss on valuation of financial liabilities	(750,767)	-
Investment loss accounted for under the equity method (Note 4(11))	(774,944)	(521,167)
Loss on disposal of property, plant and equipment	(1,693)	(683)
Financing charges	(6,398)	(17,848)
Impairment loss (Note 4(9))	-	(163,864)
Other non-operating losses	(10,231)	(7,685)
Non-operating Expenses and Losses	(2,044,627)	(1,393,312)
Income from continuing operations before income tax	2,197,785	2,154,987
Income tax expense (Note 4(28))	(699,700)	(429,029)
Income from continuing operations	1,498,085	1,725,958
Consolidated net income	$ 1,498,085	$ 1,725,958
Attributable to:		
Equity holders of the Company	$ 1,196,430	$ 1,629,712
Minority interest	301,655	96,246
	$ 1,498,085	$ 1,725,958

	2008 Before Tax	2008 After Tax	2007 Before Tax	2007 After Tax
Basic earnings per share (Note 4(29))				
Net income from continuing operations	$ 0.72	$ 0.49	$ 0.74	$ 0.59
Minority interest income	(0.14)	(0.10)	(0.04)	(0.03)
Net income	$ 0.58	$ 0.39	$ 0.70	$ 0.56
Diluted earnings per share (Note 4(29))				
Net income from continuing operations	$ 0.72	$ 0.49	$ 0.70	$ 0.56
Minority interest income	(0.14)	(0.10)	(0.04)	(0.03)
Net income	$ 0.58	$ 0.39	$ 0.66	$ 0.53

The accompanying notes are an integral part of these consolidated financial statements.
See review report of independent accountants dated August 27, 2008.

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(UNAUDITED)

	Common stock	Capital reserves	Retained Earnings: Legal reserve	Retained Earnings: Special reserve	Retained Earnings: Undistributed earnings	Unrealized gain or loss on financial instruments	Cumulative translation adjustments	Unrecognized pension cost	Minority interest	Total
2007										
Balance at January 1, 2007	$ 29,159,293	$ 4,876,090	$ 6,442,985	$ 957,344	$ 14,420,781	$ 89,683	$ 1,888,153	($ 521,237)	$ 3,699,417	$ 61,012,509
Appropriation of 2006 earnings										
Legal reserve	-	-	41,158	-	(41,158)	-	-	-	-	-
Cash dividend	-	-	-	-	(877,045)	-	-	-	-	(877,045)
Bonuses to employees	-	-	-	-	(33,620)	-	-	-	-	(33,620)
Remuneration to directors and supervisors	-	-	-	-	(7,000)	-	-	-	-	(7,000)
Conversion of convertible bonds into common stock	75,534	62,466	-	-	-	-	-	-	-	138,000
Adjustments on retained earnings due to changes in investees' capital surplus based on percentage of shareholding	-	7	-	-	-	35,429	63,946	-	-	99,382
Translation adjustments arising from investees' financial statements denominated in foreign currencies	-	-	-	-	-	-	259,987	-	-	259,987
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	86,629	-	-	-	86,629
Unrealized gain on cash flow hedges	-	-	-	-	-	190,574	-	-	-	190,574
Consolidated net income for the six-month period ended June 30, 2007	-	-	-	-	1,629,712	-	-	-	96,246	1,725,958
Minority interest	-	-	-	-	-	-	-	-	(227,885)	(227,885)
Balance at June 30, 2007	$ 29,234,827	$ 4,938,563	$ 6,484,143	$ 957,344	$ 15,091,670	$ 402,315	$ 2,212,086	($ 521,237)	$ 3,567,778	$ 62,367,489
2008										
Balance at January 1, 2008	$ 30,338,695	$ 6,016,190	$ 6,484,143	$ 957,344	$ 23,843,660	$ 453,193	$ 2,074,210	($ 469,755)	$ 5,784,158	$ 75,481,838
Appropriation of 2007 earnings										
Legal reserve	-	-	1,038,171	-	(1,038,171)	-	-	-	-	-
Cash dividend	-	-	-	-	(5,201,453)	-	-	-	-	(5,201,453)
Bonuses to employees	-	-	-	-	(36,000)	-	-	-	-	(36,000)
Remuneration to directors and supervisors	-	-	-	-	(45,600)	-	-	-	-	(45,600)
Conversion of convertible bonds into common stock	269,745	293,354	-	-	-	-	-	-	-	563,099
Adjustments on retained earnings due to changes in investees' capital surplus based on percentage of shareholding	-	36,170	-	-	-	(7,317)	(815,580)	-	-	(786,727)
Translation adjustments arising from investees' financial statements denominated in foreign currencies	-	-	-	-	-	-	(2,205,423)	-	-	(2,205,423)
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	19,557	-	-	-	19,557
Unrealized gain on cash flow hedges	-	-	-	-	-	2,919	-	-	-	2,919
Consolidated net income for the six-month period ended June 30, 2008	-	-	-	-	1,196,430	-	-	-	301,655	1,498,085
Minority interest	-	-	-	-	-	-	-	-	(202,604)	(202,604)
Balance at June 30, 2008	$ 30,608,440	$ 6,345,714	$ 7,522,314	$ 957,344	$ 18,718,866	$ 468,352	($ 946,793)	($ 469,755)	$ 5,883,209	$ 69,087,691

The accompanying notes are an integral part of these consolidated financial statements.
See review report of independent accountants dated August 27, 2008.

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(UNAUDITED)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Consolidated net income	$ 1,498,085	$ 1,725,958
Adjustments to reconcile consolidated net income to net cash provided by operating activities:		
Depreciation	2,625,974	2,311,419
Amortization	20,359	15,848
Reclassification of depreciation of dock facilities to operating costs and others	223,615	306,186
Reclassification of amortization of deferred charges to others	14,236	24,060
Net gain on disposal of property, plant and equipment	(760,822)	(448,785)
Excess of equity-accounted investment gain over cash dividends	1,114,062	910,024
Loss on impairment of financial assets carried at cost	-	163,864
Interest amortization of financial assets and unrealized exchange gains	449	(595)
Interest compensation of convertible bonds	(2,397)	(2,226)
Gain on disposal of long-term equity investment accounted for under the equity method	(65,286)	-
Gain on disposal of available-for-sale financial assets	(6,396)	(2,923)
Changes in assets and liabilities:		
Financial assets and liabilities at fair value through profit or loss	138,765	866,814
Notes and accounts receivable	54,744	281,118
Other receivables	(1,689,897)	(204,306)
Other financial assets	(21,790)	(811)
Inventories	(2,271,066)	(484,413)
Prepayments	1,322,464	296,825
Restricted assets	(36,586)	541
Agent accounts	(770,524)	(1,183,831)
Agency reciprocal accounts	(65,544)	(46)
Other current assets	108,111	1,795
Refundable deposits	(20,878)	326,853
Other assets	48,034	-
Notes and accounts payable	(4,416,308)	(956,189)
Income tax payable	268,021	(189,922)
Accrued expenses	5,463,532	1,170,400
Other payables	613,639	(68,794)
Other current liabilities	(743,357)	(11,145)
Net change in accrued pension liability	30,325	30,398
Other liabilities	(449,155)	(26,584)
Net change in deferred income tax assets / liabilities	139,550	(37,612)
Taxes due to unrealized gain or loss on cash flow hedge	(973)	63,525
Net cash provided by operating activities	2,362,986	4,877,446

(Continued)

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(UNAUDITED)

	2008	2007
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of long-term equity investment accounted for under the equity method	($ 517,489)	($ 302,503)
Proceeds from sale of long-term equity investment accounted for under the equity method	328,580	-
Proceeds from capital reduction by investee	-	3,408
Proceeds from sale of available-for-sale financial assets - non current	6,910	3,180
Proceeds from sale of financial assets carried at cost - non current	-	581,000
Acquisition of property, plant and equipment	(2,226,441)	(1,095,034)
Proceeds from disposal of property, plant and equipment	940,215	473,320
Increase in deferred expenses	(95,789)	(22,529)
Decrease in long-term receivables	64,963	37,569
Net cash used in investing activities	(1,499,051)	(321,589)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in short-term loans	2,075,573	2,639,471
Decrease in long-term loans	(2,300,193)	(2,153,866)
Decrease in bonds payable	(1,500,000)	(2,500,100)
Increase (decrease) in guarantee deposits received	261	(34)
Net change in minority interest	(202,604)	(227,885)
Net cash used in financing activities	(1,926,963)	(2,242,414)
Effect of exchange rate changes	(133,959)	(789,605)
(Decrease) increase in cash and cash equivalents	(1,196,987)	1,523,838
Cash and cash equivalents at beginning of period	21,602,307	10,100,138
Cash and cash equivalents at end of period	$ 20,405,320	$ 11,623,976
Supplemental Information		
Interest paid	$ 244,128	$ 621,021
Less: Interest capitalized	-	-
Interest paid, net of interest capitalized	$ 244,128	$ 621,021
Income tax paid	$ 302,863	$ 686,724
Financing Activities Not Affecting Cash Flows		
Long-term liabilities due within one year	$ 3,316,932	$ 4,102,441
Capitalization of retained earnings	$ -	$ -
Conversion of convertible bonds into common stock	$ 563,100	$ 138,000

The accompanying notes are an integral part of these consolidated financial statements.
See review report of independent accountants dated August 27, 2008.

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008 AND 2007
(UNAUDITED)
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS AND FOREIGN CURRENCIES, UNLESS OTHERWISE STATED)

1. HISTORY AND ORGANIZATION

(1)The Company

Established on September 25, 1968, Evergreen Marine Corporation (the "Company") is mainly engaged in domestic and international marine transportation, shipping agency services and the distribution of containers. The Company was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF) (currently known as the Securities and Futures Bureau (SFB), Financial Supervisory Commission, Executive Yuan) to be a public company on November 2, 1982 and was further approved by the SFC to be a listed company on July 6, 1987. The Company's shares have been publicly traded on the Taiwan Stock Exchange since September 21, 1987. As of June 30, 2008, the Company and its subsidiaries included in the consolidated financial statements had 4,561 employees. The Company and its subsidiaries are collectively referred herein as the Group.

(2)Subsidiaries included in the consolidated financial statements and their changes in 2008

Investor	Subsidiary	Main activities	Ownership (%) June 30, 2008	Ownership (%) June 30, 2007	Description
The Company	TTSC	Cargo loading and discharging	55.00	55.00	
	Peony	Investments in transport-related businesses	100.00	100.00	
Peony	GMS	Container shipping	100.00	100.00	
	Clove	Investments in container yards and port terminals	100.00	100.00	
	Vigor	Investments in container manufacturing	100.00	100.00	
	EMU	Container shipping	51.00	51.00	
	EHIC (M)	Manufacturing of dry steel containers and container parts	84.44	84.44	

Investor	Subsidiary	Main activities	Ownership (%) June 30, 2008	Ownership (%) June 30, 2007	Description
Peony	Armand N.V.	Investments in container yards and port terminals	70.00	70.00	
	SGTC	Loading, discharging, storage, repairs, cleaning and inland transportation of containers	55.00	55.00	
	MBPI	Container storage and inspections of containers at the customs house	95.30	95.30	
	MBT	Inland transportation, repairs and cleaning of containers	86.91	86.91	MBT is 17.39% directly owned by Peony and 72.95% indirectly owned by Peony through MBPI. Therefore, Peony's total equity interest in MBT is 86.91%.
	Island	Investments in operating machinery and equipment of port terminals	43.65	43.65	Peony indirectly holds 15% and 36% equity interest in Island through EMU and Clove, respectively. Therefore, Peony's total equity interest in Island is 43.65%.
	EGS	Agency services dealing with port formalities	51.00	25.50	
	EGK	〃	100.00	50.00	
	EMI	〃	51.00	25.44	
	EGT	〃	51.00	25.50	
	EGI	〃	99.99	49.98	

Investor	Subsidiary	Main activities	Ownership (%) June 30, 2008	Ownership (%) June 30, 2007	Description
	EMA	〃	51.00	25.50	
Peony	EIT	Agency services dealing with port formalities	55.00	-	
	EES	〃	55.00	-	
	ERU	〃	51.00	-	
	EGD	〃	100.00	-	
	EGU(DBL)	〃	100.00	-	
	EGD(WWX)	〃	100.00	-	
	EGF	〃	99.40	-	
	EGN	〃	100.00	-	
	EGV	〃	51.00	-	
	EGB	〃	99.99	-	
Clove	Ample	Investments in container yards and port terminals	90.00	90.00	
Armand N.V.	Armand B.V.	〃	100.00	100.00	
Island	Whitney	Investments and leases of operating machinery and equipment of port terminals	100.00	100.00	
	Hemlock	〃	100.00	100.00	

A. The information of investee companies include in the consolidated financial statements for the six-month period ended for June 30, 2008. Please refer Note 11.

B. Subsidiaries that are included in the consolidated financial statements:

a) EGS, EGK, EMI, EGT, EGI, and EMA were acquired by Peony in December 31, 2007. As of December 31, 2007, Peony's equity interest were 51%, 100%, 51%, 51%, 99.99% and 51%, respectively.

b) EIT, EES, ERU, EGD, EGU (DBL), EGD (WWX), EGF, EGN, EGV and EGB were acquired by Peony in December 31, 2007. As of December 31, 2007, Peony's equity interest were 55%, 55%, 51%, 100%, 100%, 100%, 99.4%, 100%, 51% and 99.99%, respectively.

(3)Subsidiaries that is not included in the consolidated financial statements:
None.

(4)Adjustments for subsidiaries with different balance sheet dates: None.

(5)Special operating risks in foreign subsidiaries: None.

(6)Nature and extent of the restrictions on fund remittance from subsidiaries to the parent company:
None.

(7)Contents of subsidiaries' securities issued by the parent company: None.

(8)Information on convertible bonds and common stock issued by subsidiaries: None.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of the Group are prepared in accordance with "Rules Governing the Preparation of Financial Statements by Securities Issuers", "Business Entity Accounting Law", "Regulations on Business Entity Accounting Handling" and accounting principles generally accepted in the Republic of China. The Group's significant accounting policies are as follows:

(1)Basis for preparation of consolidated financial statements

All majority-owned subsidiaries and controlled entities are included in the consolidated financial statements. Effective January 1, 2008, the Company prepares consolidated financial statements on a quarterly basis.

Significant inter-company transactions and assets and liabilities arising from inter-company transactions are eliminated.

(2)Translation of financial statements of foreign subsidiaries

Assets and liabilities of foreign subsidiaries are translated into New Taiwan dollars using the exchange rates at the balance sheet date. Equity accounts are translated at historical rates except for beginning retained earnings, which is carried forward from prior year's balance. Dividends are translated at the rates prevailing at the date of declaration. Profit and loss accounts are translated at weighted-average rates of the year. The resulting translation differences are included in "cumulative translation adjustments" under stockholders' equity.

(3)Classification of current and non-current assets and liabilities

A. Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as non-current assets:

a) Assets arising from operating activities that are expected to be realized or consumed, or are intended to be sold within the normal operating cycle;

b) Assets held mainly for trading purposes;

c) Assets that are expected to be realized within twelve months from the balance sheet date;

d) Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than twelve months after the balance sheet date.

B. Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as non-current liabilities:

a) Liabilities arising from operating activities that are expected to be paid off within the normal operating cycle;

b) Liabilities arising mainly from trading activities;

c) Liabilities that are to be paid off within twelve months from the balance sheet date;

d) Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date.

C. Financial liabilities that expire within 12 months from the balance sheet date which meet the following conditions are classified as non-current liabilities:

a) The original contract term exceeds one year.

b) Intended for long-term refinancing.

c) Have completed long-term refinancing and extended the period of liabilities before the balance sheet date, or have the intention to refinance or extend the period of liabilities by one year after balance sheet date.

(4)Foreign currency transactions

A. The Group maintains its accounts in New Taiwan dollars. Transactions denominated in foreign currencies are translated into New Taiwan dollars and functional currencies at the spot exchange rates prevailing at the transaction dates. Exchange gains or losses due to the difference between the exchange rate on the transaction date and the exchange rate on the date of actual receipt and payment are recognized in current year's profit or loss.

B. Receivables, other monetary assets and liabilities denominated in foreign currencies are translated at the spot exchange rates prevailing at the balance sheet date. Exchange gains or losses are recognized in profit or loss.

C. When a gain or loss on a non-monetary item is recognized directly in equity, any exchange component of that gain or loss shall be recognized directly in equity. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss. However, non-monetary items that are measured on a historical cost basis are translated using the exchange rate at the date of the transaction.

(5)Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments which are readily convertible to known amount of cash and which are subject to insignificant risk of changes in value resulting from fluctuations in interest rates.

The consolidated statements of cash flows were prepared on the basis of cash and cash equivalents.

(6)Financial assets and financial liabilities at fair value through profit or loss

A. Financial assets and financial liabilities at fair value through profit or loss are recognized and derecognized using trade date accounting and are recognized initially at fair value.

B. These financial instruments are subsequently remeasured and stated at fair value, and the gain or loss is recognized in profit or loss. The fair value of listed stocks, TSE/OTC stocks, closed-end mutual funds and GDRs is based on latest quoted fair prices of the accounting period. The fair value of open-end and balanced mutual funds is based on the net asset value at the balance sheet date.

(7)Held-to-maturity financial assets

A. Held-to-maturity financial assets are recognized or derecognized using trade date accounting and are stated initially, at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. The financial assets are carried at amortized cost.

C. If there is any objective evidence that the financial asset is impaired, the impairment loss is recognized in loss. If the fair value of the financial asset subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed to the extent of the loss previously recognized in profit or loss.

(8)Investments in bonds without active markets

A. Investments in bonds without active markets are recognized and derecognized using trade date accounting and are stated initially at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. This financial asset is carried at amortized cost. Any change in the fair value of the assets to be received during the period between the trade date and settlement date is not recognized.

C. If there is any objective evidence that the financial asset is impaired, the impairment loss is recognized in profit or loss. If, subsequently, the fair value of the asset increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed to the extent of the loss previously recognized in profit or loss.

(9)Available-for-sale financial assets

A. Available-for-sale financial assets are recognized and derecognized using trade date accounting and are initially stated at fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. The financial assets are remeasured and stated at fair value, and the gain or loss is recognized in equity, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity shall be recognized in profit or loss. The fair values of listed stocks, TSE/OTC stocks, closed-end mutual funds and GDRs are based on latest quoted fair prices of the accounting period. The fair values of open-end and balanced mutual funds are based on the net asset value at the balance sheet date.

C. If there is any objective evidence that the financial asset is impaired, the cumulative loss that had been recognized directly in equity shall be transferred from equity to profit or loss. When the fair value of an equity instrument subsequently increases, impairment losses recognized previously in profit or loss shall not be reversed. When the fair value of a debt instrument subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed to the extent of the loss recognized in profit or loss.

(10)Financial assets and financial liabilities carried at cost

A. Investments in unquoted equity instruments are recognized or derecognized using trade date accounting and are stated initially at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. If there is any objective evidence that the financial asset is impaired, the impairment loss is recognized in profit or loss. Such impairment loss shall not be reversed when the fair value of the asset subsequently increases.

(11)Derivative financial assets for hedging

Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the hedged item.

A. Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss. Changes in the fair value of the hedged asset or liability that are attributable to the hedged item are recognized in profit or loss as an adjustment to the carrying amount of the hedged item.

B. Cash flow hedges:

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

a) If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognized directly in equity are transferred to profit or loss in the same period or periods when the hedged item affects profit or loss.

b) If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, or a forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, then the entity shall choose either one of the following methods and apply the method selected consistently : the associated gains and losses that were recognized directly in equity are transferred into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss. However, any loss or portion of a loss recognized directly in equity that is not expected to be recovered in the future is reclassified to profit or loss.

(12)Derecognition of financial assets and liabilities

A. All or part of a financial asset is derecognized when the contractual rights that compose the asset has expired. When all or part of a financial asset is transferred and contractual rights that composes the asset is given up, the cash flow received from the clearing house within a certain limit is treated as a sale. When the transfer of financial asset does not qualify as loss of contractual rights, then such transfer of asset is recognized as a guaranteed loan. Reacquiring rights of such assets will no longer be accounted as derivative financial assets.

B. All or part of a financial liability is derecognized when the obligation specified in the contract binding the financial liability is either discharged, cancelled or expired. Where there has been an exchange between an existing borrower of debt instruments and the Company with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, then the transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Any gain or loss from extinguishment of the original financial liability is recognized in the income statement.

(13)Allowance for doubtful accounts

Allowance for doubtful accounts is provided according to the evaluation of the collectibles of notes, accounts and other receivables, taking into account the bad debts incurred in prior years and the aging analysis of the receivables.

(14)Inventories

Fuel inventories are physically measured by the crew of each ship and reported back to the Head Office through telegraph for recording purposes at year-end. Valuation of inventories is based on the exchange rate prevailing at the end of the fiscal year.

(15)Long-term equity investments accounted for under the equity method

A. Long-term equity investments in which the Company holds more than 20% of the investee company's voting shares or has the ability to exercise significant influence on the investee's operational decisions are accounted for under the equity method. The excess of the initial investment cost over the acquired net asset value of the investee attributable to goodwill is no longer amortized, effective January 1, 2006. Retrospective adjustment of the amount of goodwill amortized in previous year is not required. The excess of acquired net asset value of investee over the initial investment cost is allocated proportionately and applied as a reduction to the book values of identifiable non-current assets, and any remaining amount of such excess after this allocation is credited to extraordinary gains. The unrealized gain or loss resulted from transactions between investor and investee should be eliminated.

B. Foreign currency denominated financial statements of overseas subsidiaries and investees are translated into New Taiwan dollars. The translation differences are recorded as "cumulative translation adjustments" under stockholders' equity.

(16)Property, plant and equipment

A. Property, plant and equipment are stated at cost. Interests incurred on the loans used to bring the assets to the condition and location necessary for their intended uses are capitalized.

B. Depreciation is calculated on a straight-line basis according to the respective assets' useful lives regulated by the Ministry of Finance plus one year for salvage value.

C. Major improvements and renewals are capitalized and depreciated accordingly. Maintenance and repairs are expensed as incurred.

D. For ships and equipment that are still in use after expiration of their useful life, depreciation is provided based on the original method and the reassessed useful life and salvage value. For other assets that are still in use after expiration of their useful life, depreciation is provided based on the original method to the extent that the salvage value falls below $3,000. Where impairment loss is recognized, property, plant and equipment shall be depreciated over their remaining useful life based on their carrying value adjusted after the impairment loss.

(17) Deferred charges

Deferred charges refer to the expenses incurred for decoration, issuance of corporate bonds, computer software and cable installation. The expenses incurred for decoration are amortized on a straight-line basis over five years, expenses incurred for issuance of corporate bonds are amortized over the issuance period, expenses incurred for issuance of convertible bonds are amortized over the period from the issuance date to the expiry date of the redemption rights and the remaining deferred charges are amortized over 2-3 years.

(18) Impairment of non-financial assets

The Group recognizes impairment loss when there is indication that the recoverable amount of an asset is less than its carrying amount. The recoverable amount is the higher of the fair value less costs to sell and value in use. The fair value less costs to sell is the amount obtainable from the sale of the asset in an arm's length transaction after deducting any direct incremental disposal costs. The value in use is the present value of estimated future cash flows to be derived from continuing use of the asset and from its disposal at the end of its useful life. When the impairment no longer exists, the impairment loss recognized in prior years shall be recovered. However, impairment loss of goodwill is not recoverable.

(19) Convertible bonds

Bonds payable issued before December 31, 2005 are accounted for as follows:

A. Convertible bonds are stated at their issuance price. The excess of the redemption price over the face value of the convertible bonds is amortized using the interest method over the redemption period.

B. When bonds are converted, the par value of the bonds is credited to common stock and any excess is credited to capital reserve. No gain or loss is recognized on bond conversion.

C. Expenditures incurred on issuance of convertible bonds are classified as deferred assets and amortized over the life of the bonds. In cases where the bonds are converted or redeemed before the maturity date, the issuance expenditures are expensed in proportion to the amount of bonds converted or redeemed.

D. Where bonds are not redeemed during the redemption period, the interest on redemption is amortized under the interest method over the remaining life of the bonds. If the fair value of the underlying shares at the expiry date of the redemption option exceeds the redemption price, the interest on redemption is reclassified to capital reserve.

(20)Pensions

A. The Company and its subsidiary-TTSC's pension plan applies to all permanent employees. Under the defined benefit pension plan, net periodic pension costs are recognized in accordance with the actuarial calculations. Net periodic pension costs include service cost, interest cost, expected return on plan assets, and amortization of unrecognized net transition obligation and gains or losses on plan assets. Unrecognized net transition obligation is amortized on a straight-line basis over 15 years. Under the defined contribution pension plan, net periodic pension costs are recognized as incurred.

B. The Labor Pension Act ("the Act"), which adopts a defined contribution scheme, took effect from July 1, 2005. In accordance with the Act, employees of the Company and its subsidiary-TTSC's may elect to be subject to either the Act, and maintain their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. For employees subject to the Act, the Company and TTSC shall make monthly contributions to the employees' individual pension accounts based on at least 6% of the employees' monthly wages.

C. In accordance with the ROC SFAS No. 18, "Accounting for Pension", the Company and its subsidiary-TTSC recognize pension costs based on the actuarial report. Under the defined benefit pension scheme, net periodic pension cost is contributed based on the actuarial report, which includes current service cost, interest cost, expected rate of return on plan assets, and amortization of unrecognized net transition assets. The part of accumulated benefit obligation which exceeds fair value of pension fund is recorded as minimum pension liability on the balance sheet. Unrecognized net transition assets and net benefit obligation are amortized on a straight-line basis over 15 years. Prior service cost and gain or loss is amortized over the average remaining service period on a straight-line basis. While preparing interim financial statements, the amount of minimum pension liability is adjusted by the difference between net periodic pension cost and contribution. Under the defined benefit pension scheme, contribution is recognized in the year when the expenditures are incurred. The amount of the minimum pension liability does not have to be re-evaluated. In accordance with the SFAS No. 23 "Presentation and Disclosure for Interim Financial Reports", information related to pension is not disclosed.

D. The overseas subsidiaries were not obligated to contribute to pension accounts and to establish contribution plans by the local laws.

(21)Income taxes

A. Inter-period and intra-period income taxes are allocated in accordance with the ROC SFAS No. 22, "Accounting for Income Taxes". Income tax effects arising from taxable temporary differences are recognized as deferred income tax liabilities. Income tax effects arising from deductible temporary differences, loss carry forwards and income tax credits are recognized as deferred income tax assets and a valuation allowance is provided based on the expected reliability of the deferred income tax assets. Over or under provision of prior years' income tax liabilities is included in current year's income tax.

B. Investment tax credits arising from expenditures incurred on acquisitions of equipment or technology, research and development, employees' training, and equity investments are recognized in the year the related expenditures are incurred.

C. An additional 10% tax is levied on the unappropriated retained earnings and is recorded as income tax expense in the year the stockholders resolve to retain the earnings.

(22)Employees' bonuses and directors' and supervisors' remuneration

Effective January 1, 2008, pursuant to EITF96-052 of the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007, "Accounting for Employees' Bonuses and Directors' and Supervisors' Remuneration", the costs of employees' bonuses and directors' and supervisors' remuneration are accounted for as expenses and liabilities, provided that such a recognition is required under legal obligation or constructive obligation and those amounts can be estimated reasonably. However, if the accrued amounts for employees' bonuses and directors' and supervisors' remuneration are significantly different from the actual distributed amounts resolved by the stockholders at their annual stockholders' meeting subsequently, the differences shall be recognized as gain or loss in the following year.

(23)Revenue, cost and expense recognition

Revenues are recognized when the earning process is substantially completed and are realized or realizable. Costs and expenses are recognized as incurred.

(24)Basic (diluted) earnings per share

Basic earnings per share is calculated based on the net income (loss) attributed to common stockholders and the weighted-average number of common shares outstanding during the period. Any capital increase (reduction) through cash infusion (withdrawal), treasury stock transactions or other factors that would cause a change in the number of outstanding shares are incorporated in the calculation on a weighted-average basis according to the circulation period. Adjustments are made retroactively to the weighted-average number of outstanding shares if there is any increase (decrease) in the number of outstanding shares which does not result in changes in the stockholders' percentage of equity interest. Where the effective dates of the above mentioned events fall between the balance sheet date and the issue date of the financial statements, retroactive adjustments are also required. For the purpose of calculating diluted earnings per

share, it is assumed that the convertible bonds are converted into the common stock on the date of issuance of the bonds, and the weighted-average number of outstanding shares is adjusted for the dilutive effect of the convertible bonds.

(25)Derivative financial instruments and hedge trading

A. Oil swaps and interest rate swaps are utilized to hedge against fluctuations in interest rates and oil prices. The initial recognization and subsequent valuation of derivative financial instruments are carried at fair value. The assets are recognized for positive fair values, the liabilities are recognized for negative fair value.

B. The changes in fair value of derivatives are recognized in the income statement when such instrument does not qualify for hedge accounting.

Hedge relationship is classified into the following three categories:

a) Fair value hedges: to mitigate the risk of changes in the fair value of a recognized asset or liability or unrecognized commitment.

b) Cash flow hedges: to mitigate the risk of volatility in cash flow. The volatility is attributable to a recognized asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction that might affect profit or loss.

c) Hedge of net investment in a foreign operation: to mitigate the risk of the exchange rate fluctuations associated with net investment in a foreign operation.

The Group used cash flow hedge to avoid the exchange risk arising from existing commitments.

C. The hedging relationship, management and strategy are documented at the beginning of a designated hedge. The hedge instruments, related hedge items or transactions and identification of hedged risk, and the method for measuring the hedge effectiveness, are also documented. The Group expects that the hedge could offset the volatility of fair value and cash flow during the period under hedge. The Group also assesses the effectiveness of hedge, and makes sure the hedge is highly effective during the period.

D. In the case where the hedge trading meets the criteria of hedge accounting, the accounting for hedging is set forth below:

a) Fair value hedge

The fair value hedge is used to mitigate the risk of a fair value change of the recognized assets or liabilities, unrecognized commitment, or designated part of such items, which could arise from certain specific risk and affect income. In a fair value hedge, the gain or loss on the hedged items arising from hedged risks are recognized in the income statement. The gain or loss on derivative financial instruments measured at fair value on the subsequent measurement is also recognized in the income statement.

For the fair value hedge associated with hedged items that are initially measured at amortized cost, the adjustment is amortized using effective interest method by the budging

period and recognized in the income statement. The amortization begins either when the adjustment is recognized or when hedge accounting ceases to apply.

For the unrecognized commitment that is designated as a hedge item, the cumulative fair value changes due to hedged risk are classified as assets or liabilities and recognized in the income statement.

The Group discontinues hedge accounting when the hedging instrument is settled, sold, terminated or exercised, and no longer qualifies for hedge since it does not meet the criteria of hedge relationship, or when the Group decides to revoke the designation.

b) Cash flow hedge

Cash flow hedge avoids risk of volatility in cash flow arising from specific risks associated with recognized assets or liabilities, or highly expected transaction which will affect income statement. The gain or loss that is attributable to effective hedge is recognized in equity directly and that is attributable to ineffective hedge is recognized in income statement.

In the case where the expected transaction being hedged is likely to result in the recognition of financial assets or financial liabilities, the gain or loss previously recognized directly as adjustments in equity is to be transferred to income statement as profit or loss in the period when such assets or liabilities affect net income. In other cases where the expected transaction under hedge is likely to result in the recognition of non-financial assets or non-financial liabilities, the gain or loss previously recognized directly as adjustments in equity for such hedging instrument is treated as valuation adjustments to the book value of such assets or liabilities.

When the occurrence of the expected transaction is deemed unlikely, the accumulated profit or loss previously recognized as adjustments in equity is recognized as profit or loss for the period. When hedging instruments are matured, sold, terminated or executed, or when the Group cancelled designated hedging instruments under initial recognition, the accumulated amount previously recognized directly as adjustments in equity remains in equity as an adjustment item when such expected transaction does occur. However, when such expected transaction is not likely to occur, the accumulated amount is recognized in current income.

c) Hedge of net investment in a foreign operation

Accounting for hedge of net investment in a foreign operation is similar to accounting for cash flow hedge. The hedge instruments are recognized directly in equity when deemed effective and recognized in the income statement when deemed ineffective. Cumulative gains or losses recognized as adjustments in equity are transferred to income statement upon disposal of foreign operation.

(26)Use of estimates

A. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those assumptions and estimates.

B. Accrued expenses are recorded at the amounts stated in the original supporting documents. Foreign port charges without supporting documents are estimated based on past records and period-end sailing schedules. Differences between the expenses actually incurred in the following year and the estimated accrued expenses are credited or charged to operating costs or expenses in the following year.

3.CHANGES IN ACCOUNTING PRINCIPLES

(1) Effective January 1, 2007, the Group adopted the Statement of Financial Accounting Standards (SFAS) No. 37, "Accounting for Intangible Assets". Such change in accounting principle had no effect on net income, earnings per share (EPS) and total assets as of and for the six months ended June 30, 2008.

(2) Effective January 1, 2008, the Group adopted SFAS No. 39, "Accounting for Share-based Payment". Such change in accounting principle had no effect on net income, EPS and total assets as of and for the six months ended June 30, 2008.

(3) Effective January 1, 2008, the Group adopted EITF96-052 of the Accounting Research and Development Fundation, R.O.C., dated March 16, 2007. As a result of the adoption of EITF96-052, consolidated net income decreased by $25,732 and EPS decreased by $0.01 for the six months ended June 30, 2008.

4.DETAILS OF SIGNIFICANT ACCOUNTS

(1)Cash and cash equivalents

	June 30, 2008	June 30, 2007
Cash	$ 19,796	$ 22,646
Checking accounts	28,040	36,912
Demand deposits	37,610	18,411
Foreign currency deposits	3,670,943	3,235,501
Time deposits (New Taiwan dollars)	451,500	2,816,452
Time deposits (Foreign currencies)	16,191,755	5,514,709
Cash equivalent-short-term notes	9,992	-
Less：Unrealized foreign exchange loss	(4,316)	(20,655)
	$ 20,405,320	$ 11,623,976
Interest rates on the above time deposits (Incusive of NTD and foreign currencies)	0.55%~17.50%	0.05%~11.75%

(2)Financial assets at fair value through profit or loss - current

	June 30, 2008	June 30, 2007
Financial assets held for trading		
Listed (TSE and OTC) stocks	$ 32,458	$ 67,210
Beneficiary certificates	1,355,624	1,726,261
Interest rate swap (IRS)	8,214	46,638
Currency exchange swap (CCS)	-	53,044
Oil swap	4,034	16,033
Foreign exchange rate option	-	319
Structured financial instruments	135,151	1,096,967
Equity-linked financial instruments	-	24,475
	1,535,481	3,030,947
Adjustment of financial assets held for trading	(140,335)	(80,690)
	$ 1,395,146	$ 2,950,257

A. The Group recognized net loss of $55,085 and $59,821 for the six-month periods ended June 30, 2008 and 2007, respectively.

B. As of June 30, 2008 and 2007, the outstanding interest rate swap contracts are set forth below:

	June 30, 2008 Contract period	Notional Amount		Carrying Value
Interest rate swap	03.08~08.08	NTD	500,000	$ 185
〃	04.07~09.07	USD	25,000	6,735
〃	03.07~08.07	USD	15,000	942
〃	06.01~11.05	USD	22,352	224
〃	06.01~11.05	USD	22,352	128
				$ 8,214

	June 30, 2007				
	Contract period	Notional Amount		Carrying Value	
Interest rate swap	03.08~07.08	USD	5,000	$	2,660
〃	04.05~07.09	USD	1,400		737
〃	03.08~07.08	USD	7,500		4,013
〃	05.03~09.03	USD	10,000		7,323
〃	03.08~08.08	NTD	500,000		191
〃	03.11~08.11	USD	20,000		26
〃	05.03~09.03	USD	15,000		10,192
〃	04.07~09.07	USD	25,000		9,312
〃	04.05~09.03	USD	7,500		1,084
〃	03.07~08.07	USD	7,500		7,246
〃	06.01~07.12	USD	10,588		695
〃	05.12~08.07	USD	11,250		1,026
〃	06.01~11.05	USD	8,829		996
〃	06.01~11.05	USD	8,829		1,137
				$	46,638

C. As of June 30, 2008 and 2007, the outstanding currency exchange swap contracts are set forth below:

June 30, 2008: None.

	June 30,2007				
	Contract period	Notional Amount		Carrying Value	
Currency exchange swap	07.03~07.12	USD	3,000	$	164
〃	07.03~07.12	USD	3,000		381
〃	07.04~08.05	USD	3,000		3,473
〃	06.09~07.09	USD	3,000		2,434
〃	07.06~08.12	USD	3,000		4,972
〃	07.05~10.05	USD	1,267		41,620
				$	53,044

D. As of June 30, 2008 and 2007, the outstanding oil swap contracts are set forth below:

	June 30, 2008			
	Contract period	Notional Quantity (Ton)	Carrying Value	
Oil swap	08.05~10.10	399,230	$	4,034

	June 30, 2007		
	Contract period	Notional Quantity (Ton)	Carrying Value
Oil swap	06.09~09.02	399,230	$ 16,033

E. As of June 30, 2008 and 2007, the outstanding foreign exchange rate options are set forth below:

June 30, 2008: None.

	June 30, 2007		
	Contract period	Notional Amount	Carrying Value
Foreign exchange rate option	07.06~07.07	USD 17,000	$ 319

F. As of June 30, 2008 and 2007, the contracts of structural financial instruments and equity-linked financial instruments are set forth below:

	June 30, 2008	
	Notional Amount	Carrying Value
Structural financial instruments	USD 4,100	$ 117,952

	June 30, 2007	
	Notional Amount	Carrying Value
Structural financial instruments	USD29,128/JPY508,150	$ 1,070,788
Equity-linked financial instruments	NTD20,500/HKD 1,000	24,544
		$ 1,095,332

(3)Accounts receivable, net

	June 30,	
	2008	2007
Non-related parties	$ 12,090,766	$ 11,773,961
Add: Unrealized foreign exchange gain (loss)	3,008	(4,268)
Less: Allowance for doubtful accounts	(11,218)	(5,415)
	12,082,556	11,764,278
Related parties	348,858	151,181
	$ 12,431,414	$ 11,915,459

(4)Other receivables

	June 30, 2008		June 30, 2007
Non-related parties			
Accrued income	$	40,508	$ 9,952
Tax refundable		18,247	19,465
Dividends receivable		112,531	23,875
Accounts receivable from disposal of investment		377,449	180,008
Current portion of long-term installment receivable		-	256,049
Incentive from Kaohsiung Harbor Bureau		51,163	-
Others		961,700	364,727
		1,561,598	854,076
Related parties			
Dividends receivable		320,936	388,856
Financing receivable		936,783	-
Others		86,488	534,115
	$	1,344,207	$ 922,971
	$	2,905,805	$ 1,777,047

(5)Other financial assets – current

	June 30, 2008	June 30, 2007
Future transaction margin	$ 127,517	$ 106,894

(6)Inventories

	June 30, 2008	June 30, 2007
Fuel	$ 3,384,571	$ 2,314,385
Steel and others	796,032	451,145
	$ 4,180,603	$ 2,765,530

(7)Other current assets

	June 30, 2008	June 30, 2007
Agency accounts	$ 3,709,557	$ 3,634,119
Agency reciprocal accounts	138,307	15,879
Temporary debits and others	156,885	101,179
	$ 4,004,749	$ 3,751,177

A. Agency accounts

The Group has entered into agreements with foreign agents to deal with the port formalities related to foreign ports such as arrival and departure of ships, cargo loading, discharging and forwarding, collection of freight and payment of expenses incurred with foreign ports. The above transactions are booked in the agency accounts.

B. Agency reciprocal accounts

The Group has been appointed by Evergreen International S.A., Gaining Enterprise S.A., Greencompass Marine S.A., Italia Marittima S.P.A. and Evergreen Marine (UK) Limited and Evergreen Marine (Hong Kong) LTD. as their agent to pay the petty cash required by their vessels, crew salaries and insurance premiums in Taiwan. The above transactions are booked in the agency reciprocal accounts.

(8)Available-for-sale financial assets - non-current

	June 30,	
	2008	2007
Listed (TSE and OTC) securities		
Central Reinsurance Corp.	$ 490,801	$ 490,801
Fubon Financial Holding Co., Ltd.	5,673	7,087
	496,474	497,888
Add: Valuation adjustment	294,633	213,972
	$ 791,107	$ 711,860

(9)Financial assets carried at cost - non-current

	June 30,	
	2008	2007
Non-listed securities	$ 4,818,252	$ 5,033,201

A.The Group's investment in non-listed securities were measured at cost since its fair value cannot be measured reliably.

B.In April 2007, Taishin International Telecommunication Co., Ltd. purchased publicly-listed shares of Taiwan Fixed Network Co. Ltd. The Company sold all its shares of Taiwan Fixed Network based on the purchase price of $8.3 (in dollars) per share. The Company's investment cost was $700,000, and the purchase price was $581,000. As a result, a realized impairment loss of $119,000 was recognized for the year ended December 31, 2007.

C.In April 2007, Power World Fund Inc. (PWF) reduced its capital at a conversion rate of 18.93%. The amount returned to the stockholders was $10 (in dollars) par value per share. As a result of the capital reduction, the proceeds received by the Company based on its proportionate equity interest in PWF amounted to $3,409, and the carrying amount of the Company's investment in PWF was written down by $3,409. No gain or loss was incurred.

D.The shares of Classic Outlook Investment Ltd. and Everup Profits Ltd. have been pledged as collaterals for the loans borrowed by Clove Holding Ltd. Please refer to Notes 4(23) and 6 for details.

(10)Investments in bonds without active markets

Item	Period	Coupon Rate	June 30, 2008	June 30, 2007
Convertible Bond - Tuntex (Thailand) Public Company Limited	03.10.05 ~ 03.10.13	0%	$ 10,457	$ 11,384
Add: Unrealized exchange gain			1,251	342
			$ 11,708	$ 11,726

A. In 1997, the Company purchased US$180 thousand of the convertible bonds issued by Tungtex (Thailand) Public Company Limited (Tungtex). As Tungtex encountered financial difficulties, it defaulted at maturity of the bonds. Accordingly, the Company fully recognized the losses on the bonds in 2001. Tungtex subsequently filed an application to the court for corporate restructuring and reached a consensus with the creditors to reissue the abovementioned bonds. The convertible bonds allocated to the Company were recorded at their face value of THB15,737 thousand (NT$12,581 thousand), and the Company recognized $12,581 thousand income under "non-operating income – others" for the year ended December 31, 2005.

B.For stock conversion right of the above convertible bonds, please refer to Note 4(21).

(11)Long-term equity investments accounted for under the equity method

	June 30, 2008		June 30, 2007	
Investee company	Carrying Amount	Percentage of Ownership	Carrying Amount	Percentage of Ownership
Charng Yang Development Co., Ltd.	$ 471,952	40.00 %	$ 445,474	40.00 %
Evergreen International Storage and Transport Corporation	7,211,341	39.74 %	7,396,154	39.74 %
Evergreen Security Corporation	59,192	31.25 %	53,576	31.25 %
EVA Airways Corp.	6,856,983	19.04 %	8,665,451	19.37 %
Taipei Port Container Terminal Corporation	962,411	30.00 %	493,188	30.00 %
Shanghai Jifa Logistics Co., Ltd.	-	-	282,843	21.06 %
Ningbo Victory Container Co., Ltd.	78,767	40.00 %	75,731	40.00 %
Qingdao Evergreen Container Storage and Transportation Co., Ltd.	188,435	40.00 %	179,711	40.00 %
Kingtrans International Logistics (Tianjin) Co., Ltd.	127.580	40.00 %	134,105	40.00 %
Luanta Investment (Netherlands) N.V.	506.313	50.00 %	561,668	50.00 %
Balsam Investment (Netherlands) N.V.	5.990.484	49.00 %	4,750,504	49.00 %
Evergreen Shipping Agency (Singapore) Pte. Ltd.	-	-	50,693	25.50 %
Evergreen Shipping Agency (Korea) Corporation	-	-	66,185	50.00 %
Evergreen Shipping Agency (Thailand) Co., Ltd.	-	-	34,335	25.50 %
Colon Container Terminal S.A.	2,053,461	40.00 %	2,120,421	40.00 %
PT. Evergreen Shipping Agency Indonesia	-	-	35,598	25.44 %
Evergreen Container Terminal (Thailand) Ltd.	772,087	48.18 %	781,592	48.18 %
Evergreen Shipping Agency (India) Pvt. Ltd.	-	-	3,478	49.98 %
Evergreen Shipping Agency (Australia) Pty. Ltd.	-	-	4,371	25.50 %
Green Peninsula Agencies SDM. BHD	237,377	30.00 %	-	-
	$ 25,516,383		$ 26,135,078	

B. Investment income (loss) accounted for under the equity method for the six-month periods ended June 30, 2008 and 2007 is set forth below:

	For the six-month periods ended June 30,	
	2008	2007
Charng Yang Development Co., Ltd.	$ 20,881	$ 18,576
Evergreen International Storage and Transport Corporation	175,862	180,522
Evergreen Security Corporation	5,515	5,190
EVA Airways Corp.	(1,144,921)	(327,039)
Taipei Port Container Terminal Corporation	21,092	(2,149)
Shanghai Jifa Logistics Co., Ltd.	-	2,641
Ningbo Victory Container Co., Ltd.	5,475	8,251
Qingdao Evergreen Container Storage and Transportation Co., Ltd.	12,940	9,647
Kingtrans International Logistics (Tianjin) Co., Ltd.	(1,291)	54
Luanta Investment (Netherlands) N.V.	(82,555)	(47,481)
Balsam Investment (Netherlands) N.V.	28,822	(667,667)
Evergreen Shipping Agency (Singapore) Pte. Ltd.	-	3,297
Evergreen Shipping Agency (Korea) Corporation	-	4,953
Evergreen Shipping Agency (Thailand) Co., Ltd.	-	11,557
Colon Container Terminal S.A.	119,977	223,523
PT. Evergreen Shipping Agency Indonesia	-	11,978
Evergreen Container Terminal (Thailand) Ltd.	37,314	38,261
Evergreen Shipping Agency (India) Pvt. Ltd.	-	1,619
Evergreen Shipping Agency (Australia) Pty. Ltd.	-	3,100
Green Peninsula Agencies SDM. BHD.	25,945	-
	($ 774,944)	($ 521,167)

C. EGS, EGK, EMI, EGT, EGI, and EMA were acquired by Peony in December 31, 2007. As of December 31, 2007, Peony's equity interest were 51%, 100%, 51%, 51%, 99.99% and 51%, respectively. The subsidiaries' revenues and expenses were included in the consol danced financial statements when control of the Subsidiaries was gained.

D The Company and its subsidiary-Armand Estate (Netherlands) B.V.'s Board of Directors passed a resolution for the Company to infuse additional cash in Taipei Port Container Terminal Corporation as a shareholder. The Company subscribed to 72,000 thousand shares at $10 (in dollars) per share amounting to $720,000. As of June 30, 2008 and 2007, percentage of ownership was 30%.

(12)Other long-term investments

	June 30,	
	2008	2007
Membership fee and service charges paid to Marshall golf country club	$ 312	$ 312
Membership fee paid to Mission Hills golf club	3,558	3,712
	$ 3,870	$ 4,024

(13)Property, plant and equipment, net

	June 30, 2008		
Asset	Initial cost	Accumulated depreciation	Net book value
Land	$ 2,219,220	$ -	$ 2,219,220
Buildings	2,984,053	(1,125,772)	1,858,281
Machinery equipment	744,919	(520,843)	224,076
Loading / discharging equipment	7,116,766	(3,918,839)	3,197,927
Computer equipment	360,215	(293,551)	66,664
Transportation equipment	24,164,650	(13,460,118)	10,704,532
Ships and equipment	55,269,148	(20,621,044)	34,648,104
Dock facilities	223,081	-	223,081
Office equipment	544,991	(373,643)	171,348
Lease improvement	15,925	(11,029)	4,896
	93,642,968	(40,324,839)	53,318,129
Prepayments for equipment	918,960	-	918,960
	$ 94,561,928	($ 40,324,839)	$ 54,237,089

Asset	June 30, 2007 Initial cost	Accumulated depreciation	Net book value
Land	$ 2,168,485	$ -	$ 2,168,485
Buildings	2,156,772	(619,793)	1,536,979
Machinery equipment	745,605	(497,421)	248,184
Loading / discharging equipment	7,218,080	(3,443,524)	3,774,556
Computer equipment	153,117	(103,305)	49,812
Transportation equipment	20,767,055	(15,460,671)	5,306,384
Ships and equipment	60,780,254	(20,441,356)	40,338,898
Dock facilities	418,813	-	418,813
Office equipment	329,087	(241,906)	87,181
	94,737,268	(40,807,976)	53,929,292
Prepayments for equipment	221,133	-	221,133
	$ 94,958,401	($ 40,807,976)	$ 54,150,425

A. All the aforementioned ships and equipment have been insured based on the market value of each vessel or the requirement of the creditor banks. As of June 30, 2008 and 2007, the insurance coverage amounted to USD1,662,291 and USD1,668,400, respectively. In addition, the ships were covered by the protection and indemnity insurance with GARD. The indemnity amounts were unlimited except for oil pollution which was limited to USD 8 billion as of June 30, 2008 and 2007, respectively.

B. The Group's loading/discharging equipment has been covered by the general insurance for construction machinery with insurance coverage amounting to $16,799,134 and $6,434,761 as of June 30, 2008 and 2007, respectively. The fire insurance coverage for office equipment and building were $3,453,662 and $3,039,388 as of June 30, 2008 and 2007, respectively. Container facilities were insured with full coverage amounting to USD387,448 and USD660,325 as of June 30, 2008 and 2007, respectively.

C. The Group entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Pier No. 116 of Kaohsiung Harbor. The Group is entitled to use the port free of charge for 16 years commencing from the date of completion. Upon expiration of the 16-year period, the Group is obliged to return the port to the Bureau but has the priority to lease the port. The construction project was reclassified to dock facilities upon its completion on January 1, 1992, and is amortized on a straight-line basis over 16 years with the amortization charged to loading/discharging expenses.

D. The Group entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Piers No. 79~81 of Kaohsiung Harbor. The Group is entitled to use the ports free of charge for 10 years commencing from the date of completion. Upon expiration of the 10-year period, the Group is obliged to return the ports to the Bureau but has the priority to lease the ports. The construction project was reclassified to dock facilities upon its completion in the beginning of 2000, and is amortized on a straight-line basis over 10 years with the amortization charged to loading/discharging expenses.

(14)Long-term installment receivables

	June 30, 2008	June 30, 2007
Receivables from sales of vessels	$ -	$ 328,902
Less: Unrealized foreign exchange loss	-	(16,555)
	-	312,347
Less: Current portion	-	(256,049)
Long-term installment receivables, net	$ -	$ 56,298

The above installment receivables were derived from the sale of four vessels, GLEE, GLOW, GRUP and GALT, in 2001 and 2002 with a total price of USD54,648. The interest charged on the receivables is LIBOR (London InterBank Offered Rate) plus 1.5%. As of June 30, 2007, the accrued amount of the receivables was USD 9,511. As of June 30, 2008, all accrued amount was received.

(15)Short-term loans

	June 30, 2008	June 30, 2007
Unsecured loans		
Company	$ 1,250,000	$ 3,194,000
Subsidiaries	917,941	180,951
	$ 2,167,941	$ 3,374,951
Interest rate (includes New Taiwan Dollars and foreign currencies)	2.20%~3.65%	2.20%~5.99%

(16)Financial liabilities at fair value through profit or loss – current

	June 30, 2008	June 30, 2007
Financial liabilities held for trading		
Interest rate swap	$ 12,409	$ 17,249
Oil swap	774,480	102,167
Currency exchange swap	164,772	166,248
Foreign exchange rate option	370,856	141,676
	$ 1,322,517	$ 427,340

A. The Group recognized net loss of $750,767 and net gain of $179,433 for six-month periods ended June 30, 2008 and 2007, respectively.

B. As of June 30, 2008 and 2007, the outstanding interest rate swap contracts are set forth below:

	June 30, 2008			
	Contract period	Notional Amount		Carrying Value
Interest rate swap	05.03~09.03	USD	15,000	$ 4,868
〃	03.11~08.11	USD	20,000	2,049
〃	05.03~09.03	USD	10,000	3,449
〃	03.07~08.07	NTD	500,000	1,027
〃	04.05~09.03	USD	12,000	790
〃	05.12~08.07	USD	22,500	226
				$ 12,409

	June 30, 2007			
	Contract period	Notional Amount		Carrying Value
Interest rate swap	02.07~07.07	NTD	62,500	$ 260
〃	03.07~08.07	NTD	500,000	15,954
〃	99.09~08.03	USD	9,706	1,035
				$ 17,249

C. As of June 30, 2008 and 2007, the outstanding oil swap contracts are set forth below：

	June 30, 2008		
	Contract period	Notional Quantity (Ton)	Carrying Value
Oil swap	07.07~09.12	245,385	$ 772,375
〃	08.04~10.09	798,462	1,462
〃	08.05~10.10	399,230	643
			$ 774,480

	June 30, 2007		
	Contract period	Notional Quantity (Ton)	Carrying Value
Oil swap	07.02~09.01	184,615	$ 15,116
〃	07.03~09.02	184,615	25,690
〃	07.03~09.02	184,615	30,210
〃	07.07~07.12	46,152	30,631
〃	07.07~07.12	46,152	520
			$ 102,167

D. As of June 30, 2008 and 2007, the outstanding currency exchange swap contracts are set forth below：

	June 30, 2008				
	Contract period	Notional Amount		Carrying Value	
Currency exchange swap	07.10~09.10	EUR	24,000		23,174
〃	07.10~09.10	EUR	24,000		24,204
〃	07.10~09.10	USD	48,000		64,032
〃	07.10~09.10	USD	48,000		53,362
				$	164,772

	June 30, 2007				
	Contract period	Notional Amount		Carrying Value	
Currency exchange swap	07.01~08.01	USD	2,000	$	8,509
〃	07.03~08.03	USD	2,000		27,025
〃	07.04~08.04	USD	3,000		2,357
〃	07.04~08.07	USD	3,000		9,195
〃	07.05~07.11	USD	3,000		6,303
〃	07.06~09.04	USD	3,000		110,014
〃	07.05~08.05	USD	3,000		2,845
				$	166,248

E. As of June 30, 2008 and 2007, the outstanding foreign exchange rate option contracts are set forth below：

	June 30, 2008				
	Contract period	Notional Amount		Carrying Value	
Foreign exchange rate option	04.05~09.05	EUR	25,000	$	118,936
〃	06.12~11.12	USD	140,000		251,920
				$	370,856

	June 30, 2007				
	Contract period	Notional Amount		Carrying Value	
Foreign exchange rate option	04.05~09.05	EUR	56,000	$	24,744
〃	07.06~07.07	JPY	2,600,000		352
〃	01.10~11.12	USD	533,000		115,451
〃	07.06~07.07	GBP	7,000		1,129
				$	141,676

(17)Accrued expenses

	June 30, 2008	June 30, 2007
Accrued expenses	$ 13,933,809	$ 14,195,041
Estimated accrued expenses	2,427,366	3,362,285
Add : Unrealized foreign exchange (gain) loss	(92,013)	10,048
	$ 16,269,162	$ 17,567,374

The estimated accrued expenses represent the estimated expenses to be incurred with the foreign agents and on the agency services rendered by the Group to the foreign marine transportation companies. The estimated accrued expenses as of December 31, 2007 was $3,169,357, of which $1,959,402 was reversed as of June 30, 2008, constituting 61.51% of the estimated amount. The estimated accrued expenses as of December 31, 2006 was $3,724,730, of which $2,209,766 was reversed as of June 30, 2007, constituting 59.33% of the estimated amount.

(18)Other payables

	June 30, 2008	June 30, 2007
Non-related parties		
Accrued agency payables	$ 2,683	$ 2,604
Dividend payables	5,226,319	905,136
Remuneration to directors and supervisors and bonus to employees	82,845	40,620
Financing payables	256,333	367,014
Others	533,650	58,287
	6,101,830	1,373,661
Related parties	232,519	126
	$ 6,334,349	$ 1,373,787

(19)Long-term liabilities due within one year

	June 30, 2008	June 30, 2007
Corporate bonds payable	$ 205,068	$ 1,500,000
Long-term bank loans	1,700,000	1,230,000
Long-term loans by its subsidiary	1,411,864	1,372,441
	$ 3,316,932	$ 4,102,441

(20)Derivative financial liabilities for hedging - non-current

June 30, 2008 : None.

	June 30, 2007				
	Contract period	Notional Amount		Carrying Value	
Interest rate swap	03.06~08.06	NTD	300,000	$	4,646
〃	03.06~08.06	NTD	200,000		3,106
				$	7,752

(21)Financial liabilities carried at cost - non-current

			June 30,	
	Item	Period	2008	2007
Stock Conversion Right	Tuntex (Thailand) Public Company Limited	03.10.13	$ 9,004	$ 9,004

The above financial liability is the embedded stock conversion right obtained by the Company through acquisition of convertible corporate bond issued by Tuntex (Thailand) Public Company Limited (TUNTEX) during the first quarter of 2005. As stated in the terms of the agreement, TUNTEX can choose either to pay back by cash at face value of corporate bonds (THB15,737 thousand dollars) or convert to stock on the maturity date. On initial acquisition, such transaction was not recorded separately, and subsequently measured at cost using the historical exchange rate.

(22)Corporate bonds payable

	June 30,			
	2008		2007	
Secured corporate bonds	$	-	$	1,500,000
Unsecured corporate bonds		233,900		2,978,100
Add: Accrued interest compensation		2,568		7,388
		236,468		4,485,488
Less: Current portion	(	205,068)	(	1,500,000)
	$	31,400	$	2,985,488

A.On January 12, 2004, the Company issued its first unsecured domestic convertible bonds (referred herein as the "Bonds") at face value, totaling $4 billion. The major terms of the issuance are set forth below:

a) Period: 5 years (January 12, 2004 to January 11, 2009)

b) Coupon rate: 0% per annum

c) Principal repayment and interest payment

Unless the Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Bonds shall be repaid in lump sum by cash at maturity based on the face value of the Bonds.

d) Collaterals

The Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the bondholders to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e) Redemption at the Company's option

(a) During the period from 3 months after the issuance of the Bonds to 40 days before the maturity of the Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to or more than 50% of the conversion price for a period of 30 consecutive trading days, the Company may redeem 100% of the outstanding bonds in cash at the redemption price calculated based on the predetermined yield rate on redemption within 30 trading days after the abovementioned 30 consecutive trading days. The yield rate on redemption is 0.20% per annum during the period from 3 months to 3 years after the Bonds' issuance. During the period from 3 years after the Bonds' issuance to 40 days before the maturity of the Bonds, the Bonds are redeemable at their face value.

(b) During the period from 3 months after the issuance of the Bonds to 40 days before the maturity of the Bonds, if the total amount of the Bonds outstanding after the conversion by the bondholders is less than $400 million (10% of the total issued amount), the Company may redeem the outstanding bonds in cash in accordance with the terms stated in Paragraph (a) above.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f) Redemption at the bondholders' option

During the period from 30 days before the 3-year maturity of the Bonds to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at the face value plus interest compensation (i.e. 100.60% of the face value with a yield rate of 0.20% per annum).

g) Terms on conversion

(a) Conversion period

The bondholders may convert the Bonds into the Company's common stock during the period from 3 months after the Bonds are issued to 10 days before the maturity of the Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b) Conversion price

The conversion price is the lowest among the three average closing prices of the Company's common stock during the 10, 15 and 20 trading days before October 3, 2003 multiplied by 115%. If any cash or stock dividends are distributed before October 3, 2003, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Bonds was set at $28.60 (in dollars). On August 27, 2008, the adjusted conversion price was $21.65 (in dollars).

h) Others

(a) Entitlement to cash dividends

The bondholders who request to convert the Bonds on a date which is more than 3 trading days before the announcement of cash dividends are entitled to the cash dividends resolved by the stockholders in the current year.

The bondholders who request to convert the Bonds 3 trading days before the announcement of cash dividends or later are not entitled to the cash dividends resolved by the stockholders in the current year, but are entitled to the cash dividends resolved by the stockholders in the following year.

(b) The affiliated companies of the Company may subscribe the Bonds, but do not have the right to convert the Bonds into the Company's common stock.

B.On September 6, 2004, the Company issued its second unsecured domestic convertible bonds (referred herein as the "Second Bonds") at face value, totaling $4.5 billion. The major terms of the issuance are set forth below:

a) Period: 5 years (September 6, 2004 to September 5, 2009)

b) Coupon rate: 0% per annum

c) Principal repayment and interest payment

Unless the Second Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Second Bonds shall be repaid in lump sum by cash at maturity based on the face value of the Second Bonds.

d) Collaterals

The Second Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the holders of the Second Bonds to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e) Redemption at the Company's option

(a) During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to or more than 50% of the conversion price for a period of 30 consecutive trading days, the Company may redeem the outstanding bonds in cash at the face value of the Second Bonds within 30 trading days after the abovementioned 30 consecutive trading days.

(b) During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the total amount of the Second Bonds outstanding after the conversion by the bondholders is less than $450 million (10% of the total issued amount), the Company may redeem the outstanding bonds at their face value any time during the 40 days before the maturity of the Second Bonds.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f) Redemption at the bondholders' option

During the period from 30 days before the 3.5-year maturity of the Second Bonds to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at the face value.

g) Terms on conversion

(a) Conversion period

The bondholders may convert the Second Bonds into the Company's common stock during the period from 1 month after the Second Bonds are issued to 10 days before the maturity of the Second Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b) Conversion price

The conversion price can be any of the three average closing prices of the Company's common stock during the 1, 3 and 5 trading days before August 24, 2004 multiplied by 103%. If any cash or stock dividends are distributed before August 24, 2004, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Second Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Second Bonds was set at $28.50 (in dollars). On August 27, 2008, the adjusted conversion price was $18.07 (in dollars).

h) Entitlement to cash dividends

The bondholders who request to convert the Second Bonds during the period from January 1 of the current year to any date which is more than 3 trading days before the announcement of cash or stock dividends are entitled to the cash or stock dividends resolved by the stockholders in the current year. Conversion of the Second Bonds is prohibited during the period from 3 trading days before the announcement of cash or stock dividends to the ex-dividend date.

The bondholders who request to convert the Second Bonds during the period from the date following the ex-dividend date to December 31 of the current year are not entitled to the cash or stock dividends resolved by the stockholders in the current year, but are entitled to the cash or stock dividends resolved by the stockholders in the following year.

(23)Long-term loans

	June 30,	
	2008	2007
Secured bank loans	$ 1,861,778	$ 2,843,351
Unsecured bank loans	17,745,847	16,418,434
	19,607,625	19,261,785
Less: Current portion	(3,111,864)	(2,602,441)
Others	1,904,004	2,857,248
	$ 18,399,765	$ 19,516,592
Interest rate	2.18%~9.38%	2.18%~6.60%

Please refer to Note 6 for details of the collaterals pledged for the above long-term loans.
The above other long-term loans belong to its subsidiary – CLOVE financed from Edge ware Profits Ltd. for Classic Outlook Investment Ltd. and Ever up Profits Ltd.'s equity. Such loans were secured by shares of stock of the said equity investments as collated.

(24)Capital stock

A. As of June 30, 2008 and 2007, the Company's authorized capital was $36,000,000 for both periods, and the paid-in capital was $30,608,440 and $29,234,827, respectively, divided into 3,060,844 thousand and 2,923,483 thousand shares of common stocks, respectively, with a par value of $10 per share.

B. Details of the common stock converted from the unsecured domestic convertible bonds issued by the Company for the six-month periods ended June 30, 2008 and 2007 are set forth below:

	For the six-month periods ended June 30,			
	2008		2007	
	No. of Shares (in '000)	Amount	No. of Shares (in '000)	Amount
First unsecured convertible bonds	19,629	$ 196,292	-	$ -
Second unsecured convertible bonds	7,345	73,453	7,553	75,534
	26,974	$ 269,745	7,553	$ 75,534

(25)Capital surplus

The Securities and Exchange Act Law requires that capital surplus shall be exclusively used to cover accumulated deficit or to increase capital and shall not be used for any other purpose. However, capital surplus arising from paid-in capital in excess of par value on issuance of common stock and donations can be capitalized once a year, provided that the Company has no accumulated deficit and the amount to be capitalized does not exceed 10% of the paid-in capital.

(26)Appropriation of retained earnings and dividend policy

A. On June 23, 2006, the Company's Board of Stockholders resolved to amend the Company's policy on dividends and distribution of earnings effective 2006. The newly revised policies are as follows:

According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company shall first make provision for income tax, and cover prior years' losses, then appropriate 10% of the residual amount as legal reserve. Dividends shall be proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees shall be at least 0.5% of the total distributed amount and the remuneration paid to the directors and supervisors shall not exceed 5% of the total distributed amount. The Company is currently at the stable growth stage. In order to facilitate future expansion plans, dividends to stockholders are distributed mutually in the form of both cash and stocks with the basic principle that the ratio of cash dividends to total dividends shall not be lower than 10%.

B. Legal reserve

Pursuant to the Company Law, the Company is required to set aside 10% of its annual after-tax net income as legal reserve until the balance of such reserve equals the Company's paid-in capital. Utilization of the legal reserve is limited to offsetting deficit and capital increase. Appropriation of the legal reserve as cash dividends is prohibited.

C. Special reserve

If there is any negative stockholders' equity item recorded by the Company, such as unrealized loss on the decline in market value of long-term equity investments and cumulative translation adjustments, the Company is required to set aside an amount equal to the amount of the negative stockholders' equity item as special reserve from the after-tax net income. If the negative stockholders' equity items are subsequently reversed, an amount not exceeding the reversed amount can be appropriated from the special reserve.

D. Appropriation of the 2007 and 2006 earnings as resolved by the stockholders on June 18, 2008 and June 27, 2007, respectively, is set forth below:

	2007		2006	
	Amount	Dividend Per Share (in dollars)	Amount	Dividend Per Share (in dollars)
Legal reserve	$ 1,038,171		$ 41,158	
Cash dividends	5,201,453	$ 1.70	877,045	$ 0.30
Remuneration to directors and supervisors	45,600		7,000	
Cash bonus to employees	36,000		33,620	
	$ 6,321,224		$ 958,823	

Information relating to the appropriation of the Company's 2007 earnings as proposed by the Board of Directors on April 22, 2008 and resolved by the stockholders is posted on the "Market Observation Post System" at the website of the Taiwan Stock Exchange.

(27)Operating revenues

	For the six-month periods ended June 30,	
	2008	2007
Marine freight income	$ 59,877,402	$ 67,156,552
Ship rental income	687,168	2,774,226
Commission income and Agency service income	1,132,125	114,073
Container manufacturing income	630,827	1,525,823
Container income and Others	1,662,200	596,220
	$ 63,989,722	$ 72,166,894

(28)Income tax

	For the six-month periods ended June 30,	
	2008	2007
Income tax expense	$ 699,700	$ 429,029
Add (Less):		
Prepaid and withholding taxes	(2,354)	(4,101)
Separate income tax	(202)	(58)
Adjustments for changes in tax estimates	312,906	104,453
Net change in deferred income tax assets	(137,324)	23,059
Income tax effect arising from equity adjustments	973	(63,525)
Income tax payable	$ 873,699	$ 488,857

A. Deferred income tax assets and liabilities

	June 30,	
	2008	2007
Deferred income tax assets	$ 505,111	$ 398,592
Deferred income tax liabilities	($ 2,208,621)	($ 1,560,180)
Valuation allowance	($ -)	($ 1,137)

B. Details of temporary differences, resulting in deferred income tax assets and liabilities are as follows:

	June 30,			
	2008		2007	
	Amount	Tax effect	Amount	Tax effect
Current items:				
Bad debts	$ 631	$ 157	$ 508	$ 127
Unrealized foreign exchange (gain) loss	(60,181)	(15,045)	40,231	10,058
Loss (gain) on valuation of financial assets	64,733	16,183	(24,788)	(6,197)
Loss on valuation of financial liabilities	1,158,368	289,592	358,551	89,638
		$ 290,887		$ 93,626

	June 30,			
	2008		2007	
	Amount	Tax effect	Amount	Tax effect
Non-current items:				
Unrealized investment loss	-	-	1,300	325
Deferred income on disposal of shipping equipment	550,302	137,575	994,579	248,645
Unrealized expenses and losses	16,779	5,034	21,021	6,143
Pension expense	223,382	55,846	162,293	40,573
Loss on valuation of financial liabilities for hedging	-	-	7,752	1,938
Foreign investment revenue	(8,640,227)	(2,161,713)	(6,081,419)	(1,521,693)
Property, plant and equipment and others	(120,503)	(31,139)	(115,775)	(31,145)
Valuation allowance		-		(1,137)
		($1,994,397)		($1,256,351)

C. As of June 30, 2008, the Company's income tax returns through 2005 have been assessed and approved by the Tax Authority.

D. Unappropriated retained earnings

	June 30, 2008	June 30, 2007
Earnings generated in and before 1997	$ 5,570,596	$ 5,570,596
Earnings generated in and after 1998	11,951,840	7,891,362
	$ 17,522,436	$ 13,461,958

The unappropriated retained earnings represents the accumulated unappropriated retained earnings accounted for in accordance with the Business Entity accounting Law. Consolidated net income for the six-month periods ended June 30, 2008 and 2007 was not included.

E. As of June 30, 2008 and 2007, the balance of the imputation tax credit account was $2,885,915 and $2,163,820, respectively. The creditable tax rate was 24.45% for 2007 and is estimated to be 15.80% for 2008.

(29)Earnings per share

	For the six-month periods ended June 30, 2008				
	Amount		Weighted-average outstanding common shares	Earnings per share (in dollars)	
	Before tax	After tax	(in thousand shares)	Before tax	After tax
Basic earnings per share					
Consolidated net income from continuing operations	$ 2,197,785	$ 1,498,085	3,049,152	$ 0.72	$ 0.49
Less: Minority interest	(442,547)	(301,655)		(0.14)	(0.10)
Consolidated net income	$ 1,755,238	$ 1,196,430		$ 0.58	$ 0.39
Diluted earnings per share					
Consolidated net income from continuing operations	$ 2,197,785	$ 1,498,085		$ 0.72	$ 0.49
Less: Minority interest	(442,547)	(310,655)		(0.14)	(0.10)
Dilutive effect of common stock equivalents:					
Convertible bonds	6	4	22,783	-	-
Bonus to employees	-	-	1,083	-	-
Consolidated net income attributable to common stockholders with dilutive effect of common stock	$ 1,755,244	$ 1,196,434	3,073,018	$ 0.58	$ 0.39

	For the six-month periods ended June 30, 2007				
	Amount		Weighted-average outstanding common shares	Earnings per share (in dollars)	
	Before tax	After tax	(in thousand shares)	Before tax	After tax
Basic earnings per share					
Consolidated net income from continuing operations	$ 2,154,987	$ 1,725,958	2,919,960	$ 0.74	$ 0.59
Less: Minority interest	(120,170)	(96,246)		(0.04)	(0.03)
Consolidated net income	$ 2,034,817	$ 1,629,712		$ 0.70	$ 0.56
Diluted earnings per share					
Consolidated net income from continuing operations	$ 2,154,987	$ 1,725,958		$ 0.70	$ 0.56
Less: Minority interest	(120,170)	(96,246)		(0.04)	(0.03)
Dilutive effect of common stock equivalents:					
Convertible bonds	792	594	151,871	-	-
Consolidated net income attributable to common stockholders with dilutive effect of common stock	$ 2,035,609	$ 1,630,306	3,071,831	$ 0.66	$ 0.53

(30)Expenses relating to personnel, depreciation, depletion and amortization

Personnel, depreciation, depletion and amortization expenses are summarized as follows:

	For the six-month periods ended June 30, 2008		
	Operating cost	Operating expense	Total
Personnel expenses			
Salaries	$ 888,595	$ 1,477,325	$ 2,365,920
Labor and health insurance	19,263	118,120	137,383
Pension	73,519	144,449	217,968
Others	87,037	97,090	184,127
Depreciation	2,506,059	119,915	2,625,974
Depletion	-	-	-
Amortization	224,134	19,840	243,974

	For the six-month periods ended June 30, 2007		
	Operating cost	Operating expense	Total
Personnel expenses			
Salaries	$ 903,873	$ 551,450	$ 1,455,323
Labor and health insurance	20,632	32,381	53,013
Pension	63,315	44,334	107,649
Others	76,178	19,519	95,697
Depreciation	2,128,671	182,748	2,311,419
Depletion	-	-	-
Amortization	306,186	15,845	322,031

5.RELATED PARTY TRANSACTIONS

(1)Names of the related parties and their relationship with the Company

Related Party	Relationship with the Company
Evergreen International S.A. (EIS)	Major stockholder of the Company
Evergreen International Storage and Transport Corporation (EITC)	Investee accounted for under the equity method
EVA Airways Corporation (EVA)	Investee accounted for under the equity method
Evergreen Security Corporation (ESRC)	Investee accounted for under the equity method
Charng Yang Development Co., Ltd. (CYD)	Investee accounted for under the equity method
Taipei Port Container Terminal Corporation (TPCT)	Investee accounted for under the equity method
Evergreen International Corporation (EIC)	Investee of the Company's major stockholder
Evergreen State Transport Co., Ltd. (Evergreen State)	Investee of the Company's major stockholder
Evergreen Star Transport Co., Ltd. (Evergreen Star)	Investee of the Company's major stockholder
Evergreen Airline Service Corporation (EAS)	Investee of the Company's major stockholder
Chang Yuag-Fa Charity Foundation	Its chairman being the Company's director
Chang Yung-Fa Foundation	Its chairman being the Company's director
Luanta Investment (Netherlands) N.V. (Luanta)	Investee of Peony
Evergreen Shipping Agency (Deutschland) GmbH (EGD)	Investee of Peony (Note)
Evergreen Shipping Agency (Ireland) Ltd. (EGU-DBL)	Investee of Peony (Note)
Evergreen Shipping Agency (Netherlands) B.V. (EGN)	Investee of Peony (Note)
Evergreen Shipping Agency (Poland) SP. ZO. O (EGD-WWX)	Investee of Peony (Note)
Evergreen Argentina S.A. (EGB)	Investee of Peony (Note)
Evergreen Shipping Agency France S.A. (EGF)	Investee of Peony (Note)
Evergreen Shipping (Spain) S.L. (EES)	Investee of Peony (Note)
Evergreen Shipping Agency (Italy) S.P.A. (EIT)	Investee of Peony (Note)
Evergreen Shipping Agency (Vietnam) Corp. (EGV)	Investee of Peony (Note)
Green Peninsula Agencies SDM. BHD. (GPA)	Investee of Peony
Evergreen Shipping Agency (Australia) Pty. Ltd. (EMA)	Investee of Peony (Note)
Shanghai Jifa Logistics Co., Ltd. (SJL)	Investee of Peony
Ningbo Victory Container Co., Ltd. (NVC)	Investee of Peony
Qingdao Evergreen Container Storage and Transportation Co., Ltd. (QECT)	Investee of Peony
Taranto Container Terminal S.P.A. (TCT)	Investee of Peony

Related Party	Relationship with the Company
Italia Marittima S.P.A (ITS)	Investee of Peony
Evergreen Container Terminal (Thailand) Ltd. (ECTT)	Investee of Peony
Colon Container Terminal S.A. (CCT)	Investee of Peony
PT. Evergreen Shipping Angency Indonesia (EMI)	Investee of Peony (Note)
Evergreen Shipping Agency (Thailand) Co., Ltd. (EGT)	Investee of Peony (Note)
Evergreen Shipping Agency (Singapore) Pte. Ltd. (EGS)	Investee of Peony (Note)
Evergreen Shipping Agency (Korea) Corporation (EGK)	Investee of Peony (Note)
Evergreen Shippimg Agency (India) Pvt. Ltd. (EGI)	Investee of Peony (Note)
Evergreen Shipping Agency (Russia) Ltd. (ERU)	Investee of Peony (Note)
Gaining Enterprise S.A. (GESA)	Investee of EITC
Seaside Transportation Service LLC (STS)	Investor of ISLAND with significant influence
Sinotrans Group Shenzhen Co. (SGSC)	Investor of SGTC with significant influence

(Note) Peony had effective control over the investee as of December 31, 2007.

(2)Significant transactions and balances with related parties

A. Operating revenues from related parties

	For the six-month periods ended June 30,			
	2008		2007	
	Amount	% of Total Operating Revenues	Amount	% of Total Operating Revenues
EIC	$ 2,512,390	4	$ 890,230	1
EITC	47,870	-	51,540	-
EVA	25	-	25	-
EIS	612,750	1	207,741	-
ITS	342,796	-	193,487	-
GESA	10,374	-	12,260	-
STS	24,891	-	-	-
EMI	-	-	16,288	-
	$ 3,551,096	5	$ 1,371,571	1

B. Expenditures on services rendered by related parties

	For the six-month periods ended June 30,			
	2008		2007	
	Amount	% of Total Operating Costs and Expenses	Amount	% of Total Operating Costs and Expenses
EITC	$ 419,946	1	$ 416,040	-
EIC	189,689	-	185,232	-
ESRC	21,189	-	22,173	-
EVA	5,705	-	2,505	-
EAS	823	-	980	-
GESA	859,977	2	893,215	1
EIS	214,024	-	240,993	-
EMI	-	-	24,387	-
EGT	-	-	24,364	-
EGS	-	-	11,561	-
EGK	-	-	7,136	-
ITS	42,608	-	294,305	-
SGSC	513	-	-	-
	$ 1,754,474	3	$ 2,122,891	1

The terms on the above transactions with related parties are not materially different from those with non-related parties.

C. Asset transactions

a) Acquisitions of property, plant and equipment

	Items	June 30, 2008	June 30, 2007
ESRC	Office equipment	$ 1,036	$ -

D. Leases

a) Rental income (recorded as non-operating income) generated from the operating premises and parking lots leased to the related parties are as follows:

		For the six-month periods ended June 30,			
		2008		2007	
	Lease Property	Amount	% of Total Rental Income	Amount	% of Total Rental Income
EIC	Office buildings	$ 47,864	76	$ 36,205	95
EIC	Transportation equipment	802	1	842	2
EVA	Parking lots	128	-	144	-
ESRC	Parking lots	48	-	48	-
		$ 48,842	77	$ 37,239	97

b) Rent expenses (recorded as general and administrative expenses) incurred for operating premises and parking lots leased from the related parties are as follows:

		For the six-month periods ended June 30,			
		2008		2007	
	Lease Property	Amount	% of Total Rental Expenses	Amount	% of Total Rental Expenses
EIC	Office buildings	$ 23,299	99	$ 18,378	95
EITC	Office buildings	-	-	608	3
EVA	Parking lots	277	-	314	1
		$ 23,576	99	$ 19,300	99

c) Rent expenses incurred for the vessels and slot leased from the related parties are recorded as direct operating costs. Details are set forth below:

	For the six-month periods ended June 30,			
	2008		2007	
	Amount	% of Total Vessel and Slot Rental Expenses	Amount	% of Total Vessel and Slot Rental Expenses
EITC	$ 297,931	16	$ 315,499	15
ITS	42,608	2	255,211	13
EIS	214,025	12	241,044	12
GESA	859,977	47	895,405	44
	$ 1,414,541	77	$ 1,707,159	84

E. Receivables from and payables to related parties

The receivables from and payables to related parties which bear no interest, are set forth as follows:

	June 30,			
	2008		2007	
	Amount	% of Account Balance	Amount	% of Account Balance
Accounts receivable				
EIC	$ 125,465	1	$ 73,672	1
EITC	22,975	-	24,827	-
GESA	2,631	-	-	-
EIS	167,322	2	7,230	-
ITS	30,198	-	37,457	-
STS	267	-	402	-
EMI	-	-	7,593	-
	$ 348,858	3	$ 151,181	1

	June 30,			
	2008		2007	
	Amount	% of Account Balance	Amount	% of Account Balance
Other receivables				
EITC	$ 296,852	10	$ 381,664	22
TPCT	1,168	-	-	-
EIC	36,053	1	17,818	1
CYD	13,760	-	7,200	-
Luanta	849,927	29	-	-
CCT	422	-	1,487	-
EIS	15,705	1	466,627	26
ITS	9,890	-	6,465	-
ECTT	-	-	432	-
EGI	-	-	41,050	3
GPA	10,332	-	-	-
SGSC	18,512	1	-	-
KTIL	91,408	3	-	-
Others	178	-	228	-
	$ 1,344,207	45	$ 922,971	52

	June 30,					
	2008			2007		
Accounts payable						
EITC	$	5,300	-	$	11,222	-
EIC		18,403	-		13,659	-
EVA		49	-		225	-
ESRC		3,713	-		3,884	-
CCT		-	-		6,279	-
EIS		980,469	12		63,948	2
ITS		84,878	1		365,181	8
SGSC		555	-		-	-
Others		143	-		259	-
	$	1,093,510	13	$	464,657	10

	June 30,					
	2008			2007		
Other payables						
EIC	$	-	-	$	126	-
ITS		113,088	2		-	-
EIS		119,431	2		-	-
	$	232,519	4	$	126	-

(3)Endorsements and guarantees for related parties

Endorsements and guarantees provided to related parties are as follows：

	June 30, 2008		June 30, 2007	
TCT	USD	-	USD	77,981
CCT	USD	53,000	USD	53,000
ITS	USD	10,000	USD	10,000

(4)Significant contracts with related parties

A. The Company has entered into an agreement with EIC for various consulting services on business management, computer information, and shipping affairs. Except for payments made on behalf of the Company which are charged on actual amounts, the remaining fees are charged on an hourly basis or by cost plus method. The contract took effect on July 1, 1996 and continues to be in effect unless terminated.

B. The Company has entered into an agency agreement with EIC. Under the agreement, EIC has served as the Company's agent for cargo forwarding and freight collection since 2002. As of June 30, 2008 and 2007, the amount receivable under the agency agreement was $59,206 and $73,157, respectively.

C. The Company has entered into an agreement with ESRC. Under the agreement, ESRC shall provide security service in the Taipei office, Kaohsiung office, and container yards. The service fees for Taipei office was $940, and for the Kaohsiung office and container yards was $1,614 per month. The fees are paid monthly. For long-term contracts, please refer to Note 7.

D. The Company has entered into agency agreements with its related parties to manage petty cash required by their vessels, and payments of native crew salaries and insurance premiums in Taiwan. The transactions are recorded under "agency reciprocal accounts". As of June 30, 2008 and 2007, the debit balances of the accounts are as follows:

	June 30, 2008	June 30, 2007
EIS	$ 12,425	$ 10,721
GESA	6,235	5,158
	$ 18,660	$ 15,879

E. The Company has entered into agency agreements with its related parties, whereby the related parties act as the Company's overseas agents to deal with the port formalities related to foreign ports, such as arrival and departure of the Company's ships, cargo stevedoring and forwarding, freight collection and payment of expenses incurred in foreign ports. The transactions are recorded under "agency accounts". As of June 30, 2008 and 2007, the balances of the accounts are as follows:

a) Debit balances of agency accounts

	June 30, 2008	June 30, 2007
EIC	$ -	$ 4,348
GESA	27,008	18,230
ITS	733,265	1,383,581
EMI	-	17,547
EGT	-	51,319
EGI	-	68,259
	$ 760,273	$ 1,543,284

b) Credit balances of agency accounts

	June 30, 2008	June 30, 2007
EIC	$ 205,801	$ -
EIS	1,472,192	1,343,718
EGK	-	10,270
EGS	-	6,972
	$ 1,677,993	$ 1,360,960

F. The Company has been commissioned by its related parties to manage their vessel affairs. The management fees are charged monthly and are recorded as operating revenues. Details of the management fees recognized for the six-month periods ended June 30, 2008 and 2007 are as follows:

	For the six-month periods ended June 30,	
	2008	2007
EITC	$ 43,836	$ 47,406
EIS	55,877	53,691
ITS	1,048	639
GESA	10,374	12,260
	$ 111,135	$ 113,996

(5)In order to give back to society, the Company sponsored charities for the public good through Chang Yung-Fa Foundation totaling $54,000 in the six months ended June 30, 2008.

6.PLEDGED ASSETS

The Company's assets pledged as collateral as of June 30, 2008 and 2007 are as follows:

	Book value		
Pledged asset	June 30, 2008	June 30, 2007	Purpose
Restricted assets-current			
-Time deposits	$ 220,997	$ 134,374	Performance guarantee
Refundable deposits			
-Time deposits	2,000	2,000	〃
Property, plant and equipment			
-Land	1,800,093	1,800,093	Long-term loan
-Building	904,083	929,853	〃
-Loading and unloading equipment	1,932,614	2,306,746	〃
Financial assets carried at cost			
-Classic Outlook Investment Ltd.	3,110,734	3,361,461	Other long-term loan
-Everup Profits Ltd.	7	7	〃
	$ 7,970,528	$ 8,534,534	

7.COMMITMENTS AND CONTINGENT LIABILITIES

A. Details of the stand-by letters of credit issued by the banks on behalf of the Group are as follows: (expressed in thousand dollars)

Guarantor	June 30, 2008	June 30, 2007
Bank of America	USD 5,000	USD 5,000

B. Endorsements and guarantees issued by the Group are as follows: (expressed in thousand dollars)

Companies receiving guarantees	June 30, 2008		June 30, 2007	
TCT	USD	-	USD	77,981
CCT	USD	53,000	USD	53,000
ITS	USD	10,000	USD	10,000

C. A former stockholder of the Company sold some of its shares through issuance of global depository receipts (GDRs). The issuance of GDRs was approved by the SEC on June 19, 1996 as per Letter (85) Tai-Cai-Zheng (1) No. 35410. On August 2, 1996, the GDRs were approved by the UK governing authority to be listed on the London Stock Exchange and were issued in Asia, Europe and the US. The initial number of units issued was 5,449,592, representing 54,495,920 shares of the Company's common stock at $50.50 (in dollars) per share, and the number of supplementary units issued was 817,438. In total, the number of units issued was 6,267,030, representing 62,670,300 shares of the Company's common stock at $50.50 (in dollars) per share, and the GDRs issued amounted to USD 115 million. Another 2,053,122 units, representing 20,531,279 shares of the Company's common stock, were issued during the period from 1997 to June 30, 2008. As of June 30, 2008, 7,755,802 units were redeemed and 564,330 units were outstanding, representing 5,643,359 shares of the Company's common stock.

D. In 1999, due to the conflicts from the contract to import and export goods, a lawsuit was filed against Shenzhen Greentrans Transportation Co., Ltd. (SGTC) by another company. SGTC had authorized the agent lawyer to litigate, requesting an indemnity of RMB10,527 thousand plus the interest, by June 30, 2008. In this case, our company rendered a favorable decision judged by the Shenzhen Intermediate People's Court as the winning party of this lawsuit. However, the plaintiff appealed the case to a higher court, the Gung Dong High People's Court, which in 2001 had decided against the company and had secured part of the transportation equipment. (As of June 30, 2008, the book value of the fixed asset was RMB5,619 thousand). However, the company contested the results and requested for a retrial. As of the report date of the financial report, the case is still pending. As such, the cost of the second case is not yet listed.

E. As of June 30, 2008, the medium-term loan facilities granted by the financial institutions with the resolution from the Board of Directors to finance the Company's purchase of new containers and general working capital requirement amounted to $18,069,441, and the unutilized credit were $10,129,441.

F. As of June 30, 2008, details of the loading and discharging equipment acquired to support the operations of the No. 4 and No. 5 Container terminal at Kaohsiung Harbor were as follows: (expressed in thousand dollars)

Item	Contract Amount		Amount Paid		Amount Accrued	
Spreaders	USD	598	USD	538	USD	60
Gantry	USD	5,500	USD	4,400	USD	1,100
Medical instruments	NTD	7,429	NTD	1,486	NTD	5,943
Digital exchange system	NTD	6,730	NTD	2,019	NTD	4,711

G. As of June 30, 2008, the machineries that EHIC(M) purchased were as follows: (expressed in thousand dollars)

Item	Contract Amount		Amount Paid		Amount Accrued	
Forklift	MYR	230	MYR	46	MYR	184

H. As of June 30, 2008, the estimated amounts of rent payable in the following years under the long-term lease agreements entered into by the Group for the rental of ships and equipment were as follows:

Year	Amount (in thousand dollars)	
2008	USD	139,999
2009		168,900
2010		82,983
	USD	391,882

I. As of June 30, 2008, the estimated amount of security service in the succeeding years under the long-term contract that the Company entered into with ESRC amounted to $34,686.

J. As of June 30, 2008, the guaranteed notes issued by the Company for loans borrowed amounted to $2,000,000.

8.SIGNIFICANT CATASTROPHE

NONE.

9.SUBSEQUENT EVENTS

NONE.

10.OTHERS

(1) Significant donation expense

As of June 30, 2008, the Company donated USD4,000 to Association for Relations Across the Taiwan straits in response to Sichuan earthquake fund raising activities.

(2) Financial statement disclosure

Certain accounts in the six months ended June 30, 2007 financial statements have been reclassified to conform to the six months ended June 30, 2008 financial statement presentation.

(3) Fair value information of financial instruments:

	June 30, 2008		
		Fair value	
	Book value	Quotations in an active market	Estimated using a valuation technique
Non-derivative financial instruments			
Assets			
Cash and cash equivalents	$20,405,320	$ -	$20,405,320
Notes and accounts receivable	15,423,688	-	15,423,688
Financial assets at fair value through profit or loss			
Equity securities	20,428	20,428	-
Beneficiary certificates	1,244,518	1,244,518	-
Other financial assets-current	127,517	-	127,517
Restricted assets-current	220,997	-	220,997
Available-for-sale financial assets-non current	791,107	791,107	-
Financial assets carried at cost-non current	4,818,252	-	-
Bond investments with no active market-non Current	11,708	-	-
Refundable deposits	124,698	-	124,698
Liabilities			
Short-term loans	2,167,941	-	2,167,941
Notes and accounts payable	31,587,529	-	31,587,529
Corporate bonds payable (including current portion)	236,468	-	236,468
Long-term loans (including current portion)	21,511,629	-	21,511,629
Guarantee deposits received	39,026	-	39,026
Derivative financial instruments			
Assets			
Interest rate swap (IRS)	8,214	-	8,214
Oil swap	4,034	-	4,034
Structured and equity-linked financial instruments	117,952	-	117,952
Liabilities		-	
Interest rate swap (IRS)	12,409	-	12,409
Currency exchange contracts (CCS)	164,772	-	164,772
Oil swap	774,480	-	774,480
Foreign exchange option (FX Option)	370,856	-	370,856
Conversion right of stock	9,004	-	9,004

	June 30, 2007		
		Fair value	
	Book value	Quotations in an active market	Estimated using a valuation technique
Non-derivative financial instruments			
Assets			
Cash and cash equivalents	$11,623,976	$ -	$11,623,976
Notes and accounts receivable	13,437,877	-	13,437,877
Financial assets at fair value through profit or loss			
Equity securities	70,308	70,308	-
Beneficiary certificates	1,668,583	1,668,583	-
Other financial assets-current	106,894	-	106,894
Restricted assets-current	134,374	-	134,374
Available-for-sale financial assets-non current	711,860	711,860	-
Financial assets carried at cost-non current	5,033,201	-	-
Bond investments with no active market-non Current	11,726	-	-
Long-term receivables (including current portion)	312,347	-	312,347
Refundable deposits	232,917	-	232,917
Liabilities			
Short-term loans	3,374,951	-	3,374,951
Notes and accounts payable	23,964,546	-	23,964,546
Corporate bonds payable (including current portion)	4,485,488	-	4,485,488
Long-term loans (including current portion)	22,119,033	-	22,119,033
Guarantee deposits received	4,081	-	4,081
Derivative financial instruments			
Assets			
Interest rate swap (IRS)	46,638	-	46,638
Currency exchange contracts (CCS)	53,044	-	53,044
Oil swap	16,033	-	16,033
Foreign exchange option (FX Option)	319	-	319
Structured and equity-linked financial instruments	1,095,332	-	1,095,332
Liabilities			
Interest rate swap (IRS)	25,001	-	25,001
Currency exchange contracts (CCS)	166,248	-	166,248
Oil swap	102,167	-	102,167
Foreign exchange option (FX Option)	141,676	-	141,676
Conversion right of stock	9,004	-	9,004

The following summarizes the methods and assumptions used in estimating the fair value of financial instruments:

a. For short-term instruments the fair value, were determined based on their carrying values because of the short maturities of the instruments. This method was applied to cash and cash equivalents, Notes and Accounts receivable (payable), other financial assets, restricted assets, refundable deposits, short-term loans, and guarantee deposits received.
b. For financial assets at fair value through profit or loss and available-for-sale financial assets with quoted market price available in an active market, the fair value is determined using the quoted market price. When there is no quoted market price for reference, a substitute valuation technique is used to measure the fair value which incorporates all factors that market participants would consider in making estimations and assumptions for setting a price and wherein such information is available to the Group.
c. Financial assets carried at cost consist of unlisted stocks or those not actively traded in an active market. Their fair value could not be measured reliably; hence, such instruments are measured at cost in compliance with applicable accounting standards. For debt investments with no active market, the carrying value is used to estimate its fair value when there is no market price for reference.
d. Long-term accounts receivable are interest-bearing financial assets with floating interest rate, thus the carrying value is close to the fair value.
e. Fair values of long-term loans are estimated based on the present values of future cash flows. For bank loans associated with floating interest rate, the carrying value represents their fair value.
f. Fair values of corporate bonds payable are determined based on quoted market prices when available. When the quoted market prices are not available, fair values are estimated based on financial information or other information.
g. Financial liabilities carried at cost are equity-linked instruments which are to be settled with equity instruments with no quoted market prices or with fair values that can not be reliably measured. Such instruments are measured at costs in accordance with the rules stipulated in the "Guidelines for Preparation of Financial Statements by Securities Issuers".
h. The fair values of derivative financial instruments, except for section "g" are determined based on the estimated amounts to be received or paid if the Group terminates the contract on the balance sheet date. Unrealized gains or losses arising from unsettled contracts are generally included. Ask price from counterparties are available for reference in setting fair values for the Group's derivative financial instruments.

(4)Information on significant gain/loss on financial instruments and equity items

For available-for-sale financial assets, during the six-month periods ended June 30, 2008 and 2007, the credit amount recognized directly in equity was $24,802 and $89,422, respectively, and the amount removed from equity and recognized in profit or loss was $5,245 and $2,793, respectively.

(5)Information on interest rate risk positions

As of June 30, 2008 and 2007, the financial assets with fair value risk due to the change of interest rate amounted to $8,214 and $46,638, respectively, the financial liabilities with fair value risk due to the change of interest rate amounted to $12,409 and $25,001, respectively; the financial assets with cash flow risk due to the change of interest rate amounted to $3,708,713 and $1,667,388, respectively; and the financial liabilities with cash flow risk due to the change of interest rate amounted to $19,107,624 and $5,072,833, respectively.

(6)Risk policy and hedging strategy

The financial instruments held by the Group, other than derivative instruments, are composed of cash and cash equivalents, stocks, funds, bank loan, and corporate bonds. Such financial instruments are held for maintaining adequate operating capital. The Group also held other accounts receivable and payable generated from operating activity.

The transactions associated with derivative instruments mainly include interest rate swap and oil swap. The primary objective is to avoid the interest rate risk and fuel price variation arising from operating and financing activities.

The primary risks of financial instruments are cash flow risk associated with interest rate fluctuations, exchange rate risk, credit risk, and liquidity risk. The risk management policies are set forth below:

Cash flow risk associated with interest rate variations

The Group's major exposure to cash flow risk associated with interest rate variations comes primarily from long-term financing with floating interest. The Group adopts a combination of fixed and floating interest rate methods in issuance of loans to manage such interest rate risks. In addition, the Group also engages in interest rate swaps to minimize cost of borrowings.

As of June 30, 2008, the carrying values of the Group's financial instruments exposed to interest rate are summarized in the order of maturity as follows:

A. Fixed interest rate

	Within 1 year	1~2 years	2~3 years	Over 3 years	Total
Cash and cash equivalents	$16,648,781	$ -	$ -	$ -	$16,648,781
Bank loan (Mitsubishi UFJ Financial Group)	(950,000)	-	-	-	(950,000)
Bank loan (First Bank)	(300,000)	-	-	-	(300,000)
Bank loan (CALYON)	(500,000)	-	-	-	(500,000)
MAY bank loan	(116,792)	-	-	-	(116,792)
RHB bank loan	(193,339)	-	-	-	(193,339)
KBC bank loan	(212,734)	-	-	-	(212,734)
The Hong Kong and Shanghai Banking Corporation Limited	(395,076)	-	-	-	(395,076)

B. Floating interest rate

	Within 1 year	1~2 years	2~3 years	Over 3 years	Total
Cash and cash equivalents	$ 3,708,713	$ -	$ -	$ -	$ 3,708,713
Bank loan (Bank of Taiwan)	(533,333)	-	-	-	(533,333)
Bank loan (Bank of Taiwan)	(666,667)	(333,333)	-	-	(1,000,000)
Bank loan (Taishin Bank)	-	-	-	(2,900,000)	(2,900,000)
Bank loan (Bank of East Asia)	-	-	-	(430,000)	(430,000)
Bank loan (Taipei Fubon Bank)	-	(51,000)	(102,000)	(357,000)	(510,000)
SG Bank	(212,338)	(236,064)	(205,349)	(76,985)	(730,736)
HSH Nordbank	(104,679)	(130,330)	(138,112)	(1,099,481)	(1,472,602)
Landes Bank	(100,317)	(124,110)	(131,100)	(1,241,964)	(1,597,491)
ING Bank	(481,586)	(571,364)	(574,535)	(5,530,315)	(7,157,800)
A&L Bank	(184)	(231)	(244)	(1,446,557)	(1,447,216)
Lasalle Bank	(331,395)	(105,336)	-	-	(436,731)
DnB Nor Bank	(181,366)	(181,366)	(181,366)	(347,617)	(891,715)

The interest of financial instruments associated with the floating interest rates is remeasured within 1 year period and the interest for financial instruments associated with the fixed interest rate is fixed to maturity. The financial instruments not included in the above table are not subject to interest payments and thus do not have inherent interest rate risk.

Exchange rate risk

Although the Group is exposed to exchange rate risk, the Group has stable cash inflows denominated in foreign currencies for meeting cash outflows denominated in foreign currency due to the fact that the Group operates in international transportation industry. In order to minimize exchange rate risk, the Group also engages in activities, such as borrowing of US dollar loans, etc.

Credit risk

The Group only deals with third parties with good credit standing. In compliance with the Group's policies, strict credit assessment is to be performed by the Group prior to providing credit to customers. The occurrence of bad debts is also minimized by the Group's practice of continuously monitoring and assessing collections on accounts and notes receivable and making adjustments to the credit terms granted to each customer based on the conclusion drawn from such assessment. Moreover, the Group is restricted from engaging in credit trading with other business units operating under other functional currencies unless permission from the highest instruction unit has been received.

Other financial instruments held by the Group are subject to credit risk arising from the failure of counterparty to settle their contractual obligations as and when they fall due. Since the Group only deals with third parties with qualifying credit standings, no collateral is required by the Group which also represents that the maximum credit exposure amount equals to the relative carrying value. The maximum credit exposure amount for various financial assets held by the Group is analyzed as below:

	June 30, 2008	
Financial instruments	Carrying value	Maximum credit exposure amount
Financial assets at fair value through profit or loss		
Equity securities	$ 20,428	$ 20,428
Beneficiary certificates	1,244,518	1,244,518
Interest rate swap	8,214	8,214
Oil swap	4,034	4,034
Others	117,952	117,952
Available-for-sale financial assets-non current		
Equity securities	791,107	791,107
Financial assets carried at cost-non current		
Stocks	4,818,252	4,818,252
Bond investments with no active market-non current		
Corporate bonds	11,708	11,708

Financial instruments	June 30, 2007			
	Carrying value		Maximum credit exposure amount	
Financial assets at fair value through profit or loss				
Equity securities	$	70,308	$	70,308
Beneficiary certificates		1,668,583		1,668,583
Interest rate swap		46,638		46,638
Currency exchange swap		53,044		53,044
Oil swap		16,033		16,033
Foreign exchange option		319		319
Others		1,095,332		1,095,332
Available-for-sale financial assets-non current				
Equity securities		711,860		711,860
Financial assets carried at cost-non current				
Stocks		5,033,201		5,033,201
Bond investments with no active market-non current				
Corporate bonds		11,726		11,726

Credit risk refers to the risk of counterparty's failure to settle contractual obligations as and when they fall due. The credit risk presented in the above table is the positive net amount of all contracts with positive fair values at the balance sheet date. The credit risk amount presented is the loss that may be incurred by the Group in the case of counterparty's default. Since the counterparties of the Group are business enterprises or financial institutions with good credit rating, the potential credit risk event is remote. In addition, since the Group is not concentrated in transactions with one individual or counterparty, no concentration of credit risk is evident.

Liquity risk

The Group achieves the objectives of effective use of capital and stabilization of capital by adjusting capital through the use of cash and cash equivalents, financial instruments held for trading, bank loans and corporate bonds, etc. The operating capital of the Group is sufficient in meeting capital on demand; therefore, no significant liquidity risk is expected.

(7)Hedging activity

Cash flow hedge

The Group also engages in oil hedging transactions to minimize oil cost arising from variations in oil price. The Group compares the oil price and settles the contracts by cash to offset the oil cost (an expected transaction) and to avoid the cash flow risk from oil price monthly. As of now, the effectiveness of hedging was within a range of 80% to 125%. In addition, the Group holds interest rate swap contracts in avoiding the variation between floating and fixed rate, the effective hedge accounts for 80% to 125%.

	Designated hedging instrument				
	Financial instrument was designated as hedged	Fair value			Period of gain (loss) expected
Hedge item	Instrument	June 30, 2008	June 30, 2007	Period of anticipated cash flow	to be recognized
Floating interest debts	Interest rate swap	$ -	($ 7,752)	2002~2008	2002~2008

Items	June 30, 2008	June 30, 2007
Adjustment amount in equity	$ 2,919	$ 190,574
Adjustment amount from equity to income statement	(2,919)	(190,574)
Adjustment amount from equity to non financial assets (liabilities)	-	-

11.ADDITIONAL DISCLOSURES REQUIRED BY THE SECURITIES AND FUTURES BUREAU

(1)Related information of significant transactions

A. Endorsements and guarantees provided during the six-month period ended June 30, 2008

(Note 1) Number	Endorser/guarantor	Party being endorsed/guaranteed	(Note 2) Relationship with the endorser/guarantor	Limit on endorsements/guarantees provided for a single party	Maximum outstanding endorsement/guarantee amount during the six-month period ended June 30, 2008	Outstanding endorsement/guarantee amount at June 30, 2008	Amount of endorsements/guarantees secured with collateral	Ratio of accumulated endorsement/guarantee amount to net asset value of the Company	(Note 3) Ceiling on total amount of endorsements/ guarantees provided
0	Evergreen Marine Corporation	Greencompass Marine S.A.	3	$ 135,074,186	$ 26,313,777 (USD 817,706)	$ 21,381,020 (USD 703,543)	$ -	31.66%	$ 168,842,733
0	Evergreen Marine Corporation	Peony Investment S.A.	2	135,074,186	6,049,840 (USD 188,000)	151,952 (USD 5,000)	-	0.22%	
0	Evergreen Marine Corporation	Evergreen Marine (UK) Ltd.	3	135,074,186	20,739,968 (USD 644,499)	19,614,868 (USD 645,428)	-	29.04%	
0	Evergreen Marine Corporation	Taranto Container Terminal S.P.A.	1	31,900	2,790,281 (USD 91,507)	- USD 0	-	0.00%	
0	Evergreen Marine Corporation	Whitney Equipment LLC.	3	135,074,186	386,160 (USD 12,000)	364,686 (USD 12,000)	-	0.54%	
0	Evergreen Marine Corporation	Colon Container Terminal S.A.	6	33,768,547	1,705,540 (USD 53,000)	1,610,696 (USD 53,000)	-	2.38%	
0	Evergreen Marine Corporation	Italia Marittima S.P.A.	1	392,106	321,800 (USD 10,000)	303,905 (USD 10,000)	-	0.45%	

Note 1: The way filling in as following :

"1" "0" denotes the issuer.

"2" The investee is numbered from "1" in sequence by different company.

Note 2: Nature of the counterparty's relationship with the Company or its subsidiaries

"1" denotes the endorsements/guarantees provided to the companies which have transactions with the Company or its subsidiaries.

"2" denotes the endorsements/guarantees provided to the subsidiaries of which the Company holds more than 50% of the common stock.

"3" denotes the endorsements/guarantees provided to the investees of which the Company together with its subsidiaries hold more than 50% of the common stock.

"4" denotes the endorsements/guarantees provided to the subsidiaries which directly or indirectly hold more than 50% of the Company's common stock.

"5" denotes the endorsements/guarantees provided pursuant to construction contracts.

"6" denotes the endorsements/guarantees provided to joint venture companies based on the Company's or its subsidiaries' proportionate equity interest in the company.

Note 3: The equation of the maximum limits and amounts should be explained. If there are contingent losses in the financial statements, the amount should be interpreted by the Company.

Note 4: According to the Company's credit policy, the total amount of endorsements or guarantees provided by the Company or its subsidiaries should not exceed 250% of the net worth stated in the latest financial statements.

The calculation is as follows:

The Company: NT$67,537,093 * 250% = NT$168,842,733

B. Marketable securities held as at June 30, 2008

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of June 30, 2008 Number of shares (in thousands)	Book value	Ownership (%)	Market value	Remark
Evergreen Marine Corporation	Stock:							
	Peony Investment S.A.	Subsidiary of the Company	Long-term equity investment accounted for by the equity method	4,765	$ 49,329,467	100	$ 49,336,142	(Note)
	Taiwan Terminal Service Co., Ltd.	〃	〃	5,500	72,661	55	72,661	(Note)
	Charng Yang Development Co., Ltd.	Investee company accounted for under the equity method	〃	36,680	471,952	40	471,952	
	Evergreen International Storage and Transport Corp.	〃	〃	424,062	7,211,341	39.74	9,159,746	6/30 price
	Evergreen Security Corporation	〃	〃	4,000	59,192	31.25	59,192	
	EVA Airways Corporation	〃	〃	750,571	6,856,983	19.04	9,794,955	6/30 price
	Taipei Port Container Terminal Corporation	〃	〃	64,000	641,607	20	641,607	
	Power World Fund Inc.	None	Financial assets carried at cost-non current	1,460	14,602	5.68	-	Unable to acquire net worth in time
	Fubon Securities Finance Co., Ltd.	〃	〃	19,717	190,322	4.93	-	〃
	Taiwan HSR Consortium	〃	〃	126,735	1,250,000	1.2	-	〃
	GRETEC Construction Corp.	〃	〃	3,500	43,750	17.5	-	〃
	Linden Technologies, Inc.	〃	〃	50	15,372	2.53	-	〃
	Toplogis, Inc.	〃	〃	2,464	22,100	17.48	-	〃
	Central Reinsurance Corp.	〃	Available-for-sale financial assets-non current	44,343	722,799	8.45	722,799	
	Fubon Financial Holding Co., Ltd.	〃	〃	2,203	68,308	0.03	68,308	
	China Man-Made Fiber Corporation	〃	Financial assets held for trading	22	209	-	209	
	Shih Wei Navigation Co.,Ltd.	〃	〃	50	2,820	-	2,820	
	Solar Applied Materials Technology Corp.	〃	〃	10	1,320	-	1,320	
	Sunfar Computer Co. Ltd.	〃	〃	404	16,079	-	16,079	

Note: when edited the consolidated financial statements, the investment had been written off.

B. Marketable securities held as at June 30, 2008

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of June 30, 2008 Number of shares (in thousands)	Book value	Ownership (%)	Market value	Remark
Evergreen Marine Corporation	Beneficiary Certificates:							
	Cathay Bond Fund	None	Financial assets held for trading	10,090	$ 119,047		$ 119,047	
	YUANTA Global Realty & Infrastructure Fund-Accumulation	"	"	7,000	51,170		51,170	
	Polaris De-Li Bond Fund	"	"	17,697	273,078		273,078	
	TLAM Asia Pacific REITs Fund	"	"	500	4,175		4,175	
	JF First Bond Fund	"	"	9,037	130,029		130,029	
	Fuh-Hwa Bond Fund	"	"	6,077	83,012		83,012	
	Capital Income Fund	"	"	9,838	150,048		150,048	
	NITC Global REITs Fund	"	"	2,000	12,761		12,761	
	Cathay Global Infrastructure Fund	"	"	2,588	24,357		24,357	
	Fubon Ju-I Bond Fund	"	"	11,984	150,019		150,019	
	HUA NAN Private Placed Bond Fund No. 1	"	"	1,944	20,247		20,247	
	Lydia Capital Alternative Investment Fund	"	"	400	72,937		72,937	
	Foreign Corporate Bonds:							
	TUNTEX (THAILAND) PUBLIC COMPANY LIMITED	"	Debt investment with no active market - non current	16	11,708		11,708	

C. Acquisition or sale of the same security with the accumulated cost exceeding $100 million or 20% of the Company's paid-in capital during the six-month period ended June 30, 2008

					Balance as at January 1, 2008		Addition		Disposal				Balance as at June 30, 2008	
Investor	Marketable securities	General ledger account	Counterparty	Relationship with the Company	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Selling price	Book value	Gain (loss) on disposal	Number of shares (in thousands)	Amount
Evergreen Marine Corporation	Beneficiary Certificates: POLARIS DI-PO Fund	Financial assets held for trading	Open market transaction	None	13,078	$ 147,032	-	$ -	13,078	$ 147,412	$ 147,032	$ 380	-	$ -
	UPAMC JAMES Bond Fund	〃	〃	〃	-	-	27,648	435,000	27,648	435,662	435,000	662	-	-
	NITC Bond Fund	〃	〃	〃	-	-	2,793	469,000	2,793	469,266	469,000	266	-	-
	HSBC NTD Money Management Fund 2	〃	〃	〃	-	-	15,044	215,000	15,044	215,128	215,000	128	-	-
	Cathay Bond Fund	〃	〃	〃	-	-	54,679	644,000	44,589	525,652	524,989	663	10,090	119,011
	Capital Income Fund	〃	〃	〃	-	-	9,838	150,000	-	-	-	-	9,838	150,000
	Fubon Ju-I Bond Fund	〃	〃	〃	-	-	11,984	150,000	-	-	-	-	11,984	150,000
	Polaris De-Li Bond Fund	〃	〃	〃	8,497	130,000	54,731	843,000	45,531	700,748	700,000	748	17,697	273,000
	Fuh-Hwa Bond Fund	〃	〃	〃	-	-	32,717	446,000	26,640	363,549	363,000	549	6,077	83,000
	Mega Diamond Bond Fund	〃	〃	〃	-	-	18,351	216,000	18,351	216,151	216,000	151	-	-
	JF First Bond Fund	〃	〃	〃	9,752	139,000	157,241	2,256,000	157,956	2,267,221	2,265,000	2,221	9,037	130,000
	ING Taiwan Income Fund	〃	〃	〃	-	-	40,236	651,000	40,236	651,509	651,000	509	-	-

C. Acquisition or sale of the same security with the accumulated cost exceeding $100 million or 20% of the Company's paid-in capital during the six-month period ended June 30, 2008

					Balance as at January 1, 2008		Addition		Disposal				Balance as at June 30, 2008	
Investor	Marketable securities	General ledger account	Counterparty	Relationship with the Company	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Selling price	Book value	Gain (loss) on disposal	Number of shares (in thousands)	Amount
Evergreen Marine Corporation	Taishin Lucky Fund	"	"	"	24,002	250,000	480	5,000	24,482	255,377	255,000	377	-	-
	The Rsit Enhanced Bond Fund	"	"	"	16,895	189,000	8,878	100,000	25,773	289,817	289,000	817	-	-
	PCA Well Pool Fund	"	"	"	-	-	15,658	200,000	15,658	200,538	200,000	538	-	-

D. Purchases from or sales to related parties exceeding $100 million or 20% of the Company's paid-in capital during the six-month period ended June 30, 2008

			Transaction				Differences in transaction terms compared to third party transactions		Notes/accounts receivable (payable)		
Purchaser/seller	Counterparty	Relationship with the Company	Purchases (sales)	Amount	Percentage of total purchases (sales)	Credit term	Unit price	Credit term	Balance	Percentage of total notes/accounts receivable (payable)	Remark
Evergreen Marine Corporation	Evergreen International Storage & Transport Corp. (EITC)	Investee accounted for by equity method	Purchases	$ 419,946	3.56%	30~60 days	$ -	-	($ 5,300)	0.22%	
	Evergreen International Corp.	Investee of the Company's major stockholder	Sales	2,509,829	21.27%	30~60 days	-	-	59,206	7.30%	
			Purchases	188,150	1.60%	30~60 days	-	-	(18,403)	0.77%	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Purchases	400,887	3.40%	30~60 days	-	-	(51,433)	2.14%	Note
	Greencompass Marine S.A.	Indirect subsidiary of the Company	Sales	165,937	1.41%	30~60 days	-	-	19,221	2.37%	Note
			Purchases	176,957	1.50%	30~60 days	-	-	(27)	1.14%	Note
	Gaining Enterprise S.A.	Subsidiary of EITC accounted for by equity method	Purchases	859,977	7.30%	30~60 days	-	-	-	-	

Note: When edited the consolidated financial statements, the transaction had been written off.

E. Receivables from related parties exceeding $100 million or 20% of the Company's paid-in capital as at June 30, 2008

					Overdue receivables			
Creditor	Counterparty	Relationship with the Company	Balance as at June 30, 2008	Turnover rate	Amount	Action taken	Amount collected subsequent to the balance sheet date	Allowance for doubtful accounts
Evergreen Marine Corporation	Evergreen International Storage & Transport Corp. (EITC)	Investee account for by equity method	$ 319,827	-	-	-	$ 22,983	-

(2)Disclosure information of investee companies

A.The investee, location and related information are as follows:

				Initial investment amount		Shares held as at June 30, 2008					
Investor	Investee	Location	Main activities	Balance as at June 30, 2008	Balance as at January 1, 2008	No. of shares (in thousands)	Ownership (%)	Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Evergreen Marine Corporation	Peony Investment S.A.	53Rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama	Investment activities	USD 476,500	USD 476,500	4,765	100.00	$ 49,329,467	$ 2,519,341	$ 2,536,186	Subsidiary of the Company (Note)
	Taiwan Terminal Services Co., Ltd.	2F, No.177, Szu Wei 4th Rd., Lingya District, Kaohsiung, Taiwan	Loading and discharging operations of container yards	55,000	55,000	5,500	55.00	72,661	15,163	7,655	〃
	Charng Yang Development Co., Ltd.	2F, No. 369, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Development, rental and sales of residential and commercial buildings	320,000	320,000	36,680	40.00	471,952	52,203	20,881	Investee accounted for by equity method
	Evergreen International Storage and Transport Corporation	No. 899, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Container transportation and gas stations	4,753,514	4,753,514	424,062	39.74	7,211,341	380,784	175,862	〃
	Evergreen Security Corporation	4&5F, No. 111, Sungjiang Rd., Taipei, Taiwan	General security guard services	25,000	25,000	4,000	31.25	59,192	17,649	5,515	〃
	EVA Airways Corporation	11F, No. 376, Section 1, Hsinnan Rd.,Lu Chu Township, Taoyuan County, Taiwan	International passenger and cargo transportation	9,267,879	9,267,879	750,571	19.04	6,856,983	(5,967,395)	(1,144,921)	〃
	Taipei Port Container Terminal Corporation	6F-1, No. 220, Songjiang Rd., Taipei, Taiwan	Container distribution and cargo stevedoring	640,000	340,000	64,000	20.00	641,607	70,308	14,062	〃

A.The investee, location and related information are as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at June 30, 2008	Initial investment amount: Balance as at January 1, 2008	Shares held as at June 30, 2008: No. of shares (in thousands)	Shares held as at June 30, 2008: Ownership (%)	Shares held as at June 30, 2008: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony Investment S.A.	Greencompass Marine S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Marine transportation	USD 353,500	USD 353,500	3,535	100.00	USD 964,209	USD 60,203	USD 60,203	Indirect subsidiary of the Company (Note)
	Vigor Enterprise S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Investment holding company	USD 500	USD 500	5	100.00	USD 558	(USD 1)	(USD 1)	〃
	Clove Holding Ltd.	Craigmuir Chambers, P. O. Box 71, Road Town, Tortola, B. V. I.	Investment holding company	USD 10	USD 10	10	100.00	USD 107,303	USD 3,746	USD 3,746	〃
	Evergreen Marine (UK) Limited	160 Euston Road, London NW 12 DX, U.K.	Marine transportation	USD 1,503	USD 1,503	765	51.00	USD 159,803	USD 5,433	USD 2,711	〃
	Evergreen Heavy Industrial Co. (Malaysia) Berhad	Lot 139, Jalan, Cecair, Phase 2 Free Trade Zone Johor Port Authority, B1700 Pasir Gudang, Johor, Johore Bahru, Malaysia	Container manufacturing	USD 27,295	USD 27,295	42,120	84.44	USD 40,868	USD 2,369	USD 2,001	〃
	PT. Multi Bina Pura International	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	USD 20,204	USD 20,204	68	95.30	USD 11,781	USD 931	USD 887	〃
	PT. Multi Bina Transport	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	RP 1,800,000	RP 1,800,000	2	17.39	USD 389	USD 235	USD 41	〃

A.The investee, location and related information are as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at June 30, 2008	Initial investment amount: Balance as at January 1, 2008	Shares held as at June 30, 2008: No. of shares (in thousands)	Shares held as at June 30, 2008: Ownership (%)	Shares held as at June 30, 2008: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony Investment S.A.	PT. Evergreen Shipping Agency Indonesia	Gedung Pricewaterhouse Coopers 9-10th Floors Jl. H.R. Rasuna said kav. C-03 Jakarta 12920, Indonesia	Shipping agency	USD 973	USD 258	-	51.00	USD 1,851	USD 780	USD 398	Indirect subsidiary of the Company (originally owning 25.44%) (Note)
	Luanta Investment (Netherlands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 21,973	USD 21,973	460	50.00	USD 16,660	(USD 5,334)	(USD 2,667)	Investee company of Peony accounted for under equity method
	Balsam Investment (Netherlands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 50,715	USD 50,715	-	49.00	USD 197,587	USD 2,044	USD 1,002	〃
	Shanghai Jifa Logistics Co., Ltd.	12F, Jifa Building, No. 4049C, Jungong Rd., Shanghai City	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	-	USD 6,635	-	-	USD -	USD -	USD -	〃
	Shenzhen Greentrans Transportation Co., Ltd.	San Jiao Long Warehouse & Storage Zone, Fu Kang Road, Hengang Town, Shenzhen, China	Loading, discharging, storage, repair, cleaning and transportation of containers	USD 3,134	USD 3,134	-	55.00	USD 3,567	(USD 125)	(USD 69)	Indirect subsidiary of the Company (Note)
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	No.114 Huangho E Rd. Huangdao District Qingdao, China	Inland container transportation, container storage, loading, discharging, leasing, repair, clearing and related activities	USD 4,447	USD 4,447	-	40.00	USD 6,200	USD 1,045	USD 418	Investee company of Peony accounted for under equity method

A.The investee, location and related information are as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at June 30, 2008	Initial investment amount: Balance as at January 1, 2008	Shares held as at June 30, 2008: No. of shares (in thousands)	Shares held as at June 30, 2008: Ownership (%)	Shares held as at June 30, 2008: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony Investment S.A.	Ningbo Victory Container Co., Ltd.	No. 201 Area, Beilun Xiaoshan Industrial Estate, Ningbo Economic and Technical Development Zone, China	Inland container transportation, container storage, loading, discharging, leasing, repair, clearing and related activities	USD 1,199	USD 1,199	-	40.00	USD 2,592	USD 442	USD 177	Investee company of Peony accounted for under equity method
	Kingstrans International Logistics (Tianjin) Co., Ltd.	The Tienjin harbor protects tax area 120 rooms for nine 90th of roadses of sea beaches	Inland container transportation, container storage, loading, discharging, leasing, repair, clearing and related activities	USD 2,000	USD 1,000	-	20.00	USD 2,169	(USD 208)	(USD 42)	〃
	Evergreen Container Terminal (Thailand) Ltd.	33/4 Moo 1, Chaokhun Tahan Road, Sun District Klong 3, Lat Krabang District, Bangkok 10520	Inland container storage and loading	USD 28,636	USD 28,636	12,250	48.18	USD 25,406	USD 2,502	USD 1,205	〃
	Evergreen Shipping Agency (Singapore) Pte. Ltd.	333 Jalan Besar, Singapore 209018	Shipping agency	USD 2,157	USD 219	765	51.00	USD 4,193	USD 652	USD 332	Indirect subsidiary of the Company (originally owning 25.5%) (Note)
	Evergreen Shipping Agency (Thailand) Co., Ltd.	Green Tower, 24-25th Floors 3656/81 Rama IV Road Klongton Klongtoey Bangkok 10110	Shipping agency	USD 1,474	USD 238	408	51.00	USD 2,323	USD 1,921	USD 980	Indirect subsidiary of the Company (originally owning 25.5%) (Note)
	Evergreen Shipping Agency (Korea) Corp.	15th Fl, Korea Express Center, 83-5,4-Ka, Jung-Ang Dong Jung-Ku, Pusan, Republic of Korea	Shipping agency	USD 2,426	USD 238	121	100.00	USD 2,646	USD 378	USD 378	Indirect subsidiary of the Company (originally owning 50%) (Note)

A.The investee, location and related information are as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at June 30, 2008	Initial investment amount: Balance as at January 1, 2008	Shares held as at June 30, 2008: No. of shares (in thousands)	Shares held as at June 30, 2008: Ownership (%)	Shares held as at June 30, 2008: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony Investment S.A.	Armand Investment (Netherlands) N.V.	Van Engelenweg 21A Curacao Netherlands Antilles	Investment holding company	USD 3,710	USD 1,750	4	70.00	USD 7,459	USD 212	USD 148	Indirect subsidiary of the Company (Note)
	Evergreen Shipping Agency (India) Pvt. Ltd.	J.N. Heredia Marg Ballard Estate Mumbai 400 038, India	Shipping agency	USD 184	USD 12	100	99.997	USD 1,919	USD 883	USD 883	Indirect subsidiary of the Company (originally owning 50%) (Note)
	Evergreen Shipping Agency (Australia) Pty. Ltd.	Level 13,181 Miller Street, North Sydney NSW 2060 Australia	Shipping agency	USD 232	USD -	1	51.00	USD 161	USD 25	USD 13	Indirect subsidiary of the Company (originally owning 25.5%) (Note)
	Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Building Amsinckstrasse 55 20097 Hamburg, Germany	Shipping agency	USD 8,316	USD -	-	100.00	USD 9,275	USD 410	USD 410	Indirect subsidiary of the Company
	Evergreen Shipping Agency (Ireland) Ltd.	22 Fiztwilliam Place, Dublin 2, Ireland	Shipping agency	USD 95	USD -	-	100.00	USD 137	USD 13	USD 13	〃
	Evergreen Shipping Agency (Netherlands) B.V.	Oudelandseweg 33, 3194AR , Hoogvliet, Rotterdam, The Netherlands	Shipping agency	USD 3,977	USD -	-	100.00	USD 4,256	(USD 12)	(USD 12)	〃
	Evergreen Shipping Agency (Poland) SP. ZO. 0	UL. POSTEPU 18, 02-676 WARSZAWA, POLAND	Shipping agency	USD 662	USD -	-	100.00	USD 783	USD 12	USD 12	〃

A.The investee, location and related information are as follows:

				Initial investment amount		Shares held as at June 30, 2008			Net income (loss) of	Investment income (loss)	
Investor	Investee	Location	Main activities	Balance as at June 30, 2008	Balance as at January 1, 2008	No. of shares (in thousands)	Ownership (%)	Book value	the investee	recognized by the Company	Remark
Peony Investment S.A.	Evergreen Argentina S.A.	Pje. Carabelas 344, CABA, Bs. As. Argentina	Leasing	USD 140	USD -	100	99.99	USD 333	USD 286	USD 286	*
	Evergreen Shipping Agency France S.A.	Tour Franklin-La Defense 8, 92042 PARIS LA DEFENSE CEDEX-FRANCE	Shipping agency	USD 907	USD -	1	99.40	USD 1,149	USD 29	USD 29	*
	Evergreen Shipping (Spain) S.L.	CALLE SIETE AGUAS, 11-ENTLO. 46023 VALENCIA, SPAIN	Shipping agency	USD 3,870	USD -	3	55.00	USD 7,000	USD 4,954	USD 2,725	*
	Evergreen Shipping Agency (Italy) S.P.A.	SCALI CERERE, 9 LIVORNO ITALY	Shipping agency	USD 2,352	USD -	1	55.00	USD 3,322	USD 1,710	USD 940	*
	Evergreen Shipping Agency (Russia) Limited	6 Sofiyskaya Street, ST Petersburg, 192236 RUSSIA	Shipping agency	USD 848	USD -	-	51.00	USD 1,436	USD 1,043	USD 532	Indirect Subsidiary of the Company
	Evergreen Shipping Agency (Vietnam) Corp.	13F, 37 Ton Duc Thang St., Dist 1., HCMC, Vietnam	Shipping agency	USD 472	USD -	-	51.00	USD 1,037	USD 1,466	USD 748	*
	Green Peninsula Agencies SDM. BHD.	NO.7, JALAN JURUTERA U1/23, SECTION U1, HICOM GLENMARIE INDUSTRIAL PARK, 40150 SHAN ALAM SELANGOR DARUL EHSAN, MALAYSIA	Investment holding company	USD 7,255	USD -	1,500	30.00	USD 7,811	USD 2,794	USD 838	Investee company of Peony accounted for under equity method

Note: When edited the consolidated financial statements, the investment had been written off.

B. Loans granted during the six-month period ended June 30, 2008

Number	Creditor	Borrower	General ledger account	Maximum outstanding balance during the six-month ended June 30, 2008	(Note 4) Balance at June 30, 2008	Interest rate	Nature of loan	Amount of transactions with the borrower	Reason for short-term financing	Allowance for doubtful accounts	Collateral Item	Collateral Value	Limit on loans granted to a single party	Ceiling on total loans granted
1	Peony Investment S.A.	Evergreen Shipping Agency (India) Private Limited.	Receivables from related parties	USD 2,000	USD 2,000	3.313~3.355	2	USD -	Working capital requirement	USD -	-	USD -	NTD 13,507,419	NTD 27,014,837
2	〃	Kingtrans Intl. Logistics (Tianjin) Co., LTD	〃	USD 1,500	USD 1,500	3.8006	2	USD -	〃	USD -	-	USD -	NTD 13,507,419	NTD 27,014,837
3	〃	Luanta Investment (NETHER LANDS) N.V.	〃	USD 27,825	USD 27,825	5.953	2	USD -	〃	USD -	-	USD -	NTD 13,507,419	NTD 27,014,837
4	Clove Holding Ltd.	Island Equipment LLC.	〃	USD 8,931	USD 8,931	3.6838	2	USD -	〃	USD -	-	USD -	NTD 13,507,419	NTD 27,014,837
5	Evergreen Marine (UK) Limited	Island Equipment LLC.	〃	USD 3,721	USD 3,721	3.6838	2	USD -	〃	USD -	-	USD -	NTD 13,507,419	NTD 27,014,837
6	〃	Kingtrans Intl. Logistics (Tianjin) Co., LTD	〃	USD 1,500	USD 1,500	3.8006	2	USD -	〃	USD -	-	USD -	NTD 13,507,419	NTD 27,014,837

Note 1: Nature of loans extended

"1" denotes the loans extended to the companies which have transactions with the Company or its subsidiaries. The annual amount of the transactions is stated accordingly.

"2" denotes the loans extended to the companies which require short-term financing. The reason for short-term financing is stated accordingly.

Note 2: When character of loans is "2", it should describe the reason and target of loans specifically.

Note 3: Limit on loans extended

1. According to the Company's credit policy, the total amount of loans granted to a single company should not exceed 20% of the net worth stated in the latest financial statements. The calculation is as follows:
   The Company: NT$67,537,093 thousand * 20% = NT$13,507,419 thousand
2. According to the Company's credit policy, the total amount of loans granted by the Company or its subsidiaries should not exceed 40% of the net worth stated in the latest financial statements. The calculation is as follows:
   The Company: NT$67,537,093 thousand * 40% = NT$27,014,837 thousand

Note 4: When edited the consolidated financial statements, the transaction had been written off.

C. Marketable securities held as at June 30, 2008

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of June 30, 2008 Number of shares (in thousands)	Book value		Ownership (%)	Market value		Remark
Peony Investment S.A.	Clove Holding Ltd.	Subsidiary of the Company	Long-term equity investment accounted for by the equity method	10	USD	107,303	100.00	USD	107,303	(Note)
	Evergreen Shipping Agency (Deutschland) GmbH	〃	〃	-	USD	9,275	100.00	USD	9,275	(Note)
	Evergreen Shipping Agency (Ireland) Ltd.	〃	〃	-	USD	137	100.00	USD	137	(Note)
	Evergreen Shipping Agency (Korea) Corporation	〃	〃	121	USD	2,646	100.00	USD	2,646	(Note)
	Evergreen Shipping Agecny (Netherlands) B.V.	〃	〃	-	USD	4,256	100.00	USD	4,256	(Note)
	Evergreen Shipping Agency (Poland) SP. ZO. O	〃	〃	-	USD	783	100.00	USD	783	(Note)
	Greencompass Marine S.A.	〃	〃	3,535	USD	964,209	100.00	USD	964,209	(Note)
	Vigor Enterprise S.A.	〃	〃	5	USD	558	100.00	USD	558	(Note)
	Evergreen Shipping Agency (India) Private Limited.	〃	〃	100	USD	1,919	99.997	USD	1,919	(Note)
	Evergreen Argentina S.A.	〃	〃	100	USD	333	99.99	USD	333	(Note)
	Evergreen Shipping Agency France S.A.	〃	〃	1	USD	1,149	99.40	USD	1,149	(Note)
	PT Multi Bina Pura International	〃	〃	68	USD	11,781	95.30	USD	11,781	(Note)
	Pt Multi Binatransport	〃	〃	2	USD	389	17.39	USD	389	(Note)
	Evergreen Heavy Industrial Corp (M) Berhad	〃	〃	42,120	USD	40,868	84.44	USD	40,868	(Note)
	Armand Investment (Netherlands) N.V.	〃	〃	4	USD	7,459	70.00	USD	7,459	(Note)
	Evergreen Shipping (Spain) S.L.	〃	〃	3	USD	7,000	55.00	USD	7,000	(Note)
	Evergreen Shipping Agency (Italy) S.P.A.	〃	〃	1	USD	3,322	55.00	USD	3,322	(Note)
	Shenzhen Greentrans Transportation Co., Ltd.	〃	〃	-	USD	3,567	55.00	USD	3,567	(Note)
	Evergreen Marine (UK) Ltd.	〃	〃	765	USD	159,803	51.00	USD	159,803	(Note)
	Evergreen Shipping Agency (Australia) Pty Ltd.	〃	〃	1	USD	161	51.00	USD	161	(Note)

C. Marketable securities held as at June 30, 2008

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of June 30, 2008: Number of shares (in thousands)	Book value		Ownership (%)	Market value		Remark
Peony Investment S.A.	Evergreen Shipping Agency (Russia) Limited	Subsidiary of the Company	Long-term equity investment accounted for by the equity method	-	USD	1,436	51.00	USD	1,436	(Note)
	Evergreen Shipping Agency (Singapore) Pte Ltd.	〃	〃	765	USD	4,193	51.00	USD	4,193	(Note)
	Evergreen Shipping Agency (Thailand) Co., Ltd.	〃	〃	408	USD	2,323	51.00	USD	2,323	(Note)
	Evergreen Shipping Agency (Vietnam) Corp.	〃	〃	-	USD	1,037	51.00	USD	1,037	(Note)
	PT. Evergreen Shipping Agency Indonesia	〃	〃	-	USD	1,851	51.00	USD	1,851	(Note)
	Luanta Investment (Netherlands) N.V.	Investee of Peony Investment S.A. accounted for by the equity method	〃	460	USD	16,660	50.00	USD	16,660	
	Balsam Investment (Netherlands) N.V.	〃	〃	-	USD	197,587	49.00	USD	197,587	
	Evergreen Container Terminal (Thailand) Limited	〃	〃	12,250	USD	25,406	48.18	USD	25,406	
	Ningbo Victory Container Co., Ltd.	〃	〃	-	USD	2,592	40.00	USD	2,592	
	Qingdao Evergreen Container Transportation Co., Ltd.	〃	〃	-	USD	6,200	40.00	USD	6,200	
	Green Peninsula Agencies SDM, BHD	〃	〃	1,500	USD	7,811	30.00	USD	7,811	
	Kingtrans Intl. Logistics (Tianjin) Co., Ltd.	〃	〃	-	USD	2,169	20.00	USD	2,169	
	Dongbu Pusan Container Terminal Co., Ltd.	None	Financial assets carried at cost-non current	300	USD	1,556	15.00	USD	1,556	
	Hutchison Inland Container Depots Ltd.	〃	〃	1	USD	1,492	7.50	USD	1,492	
	Colombo-South Asia Gateway Terminal	〃	〃	18,942	USD	2,412	5.00	USD	2,412	
PT. Multi Bina Pura International	PT. Multi Bina Transport	Indirect subsidiary of Peony	Long-term equity investment accounted for by the equity method	8	USD	1,632	72.95	USD	1,632	(Note)
Clove Holding Ltd.	Ample Holding Ltd.	〃	〃	9	USD	32,086	90.00	USD	32,086	(Note)
	Classic Outlook Investment Ltd.	Investee of Clove accounted for under cost method	Financial assets carried at cost-non current	-	USD	102,359	2.25	USD	102,359	
	Everup Profits Ltd.	〃	〃	-	USD	-	2.25	USD	-	

C. Marketable securities held as at June 30, 2008

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of June 30, 2008 Number of shares (in thousands)		Book value	Ownership (%)		Market value	Remark
Clove Holding Ltd.	Island Equipment LLC	Indirect subsidiary of Peony	Long-term equity investment accounted for by equity method	-	USD	1,125	36.00	USD	1,125	(Note)
Ample Holding Ltd.	Colon Container Terminal S.A.	Investee of Ample accounted for by equity method	〃	22,860	USD	67,569	40.00	USD	67,569	
Island Equipment LLC	Whitney Equiment LLC	Investee of Island accounted for by equity method	〃	-	USD	1,118	100.00	USD	1,118	(Note)
	Hemlock Equipment LLC	〃	〃	-	USD	1,854	100.00	USD	1,854	(Note)
Evergreen Marine (UK) Limited	Island Equipment LLC	Investee of EMU accounted for by equity method	〃	-	USD	475	15.00	USD	475	(Note)
	Kingtrans Intl. Logistics (Tianjin) Co., Ltd.	〃	〃	-	USD	2,000	20.00	USD	2,000	
Armand Investment (Netherlands) N.V.	Armand Estate (Netherlands) B.V.	Indirect subsidiary of Peony	〃	-	USD	10,650	100.00	USD	10,650	(Note)
Armand Estate (Netherlands) B.V.	Taiwan Terminal Services Co., Ltd.	Investee of Armand Estate B.V. accounted for by equity method	〃	32,000	USD	10,556	10.00	USD	10,556	
Evergreen Shipping Agency (France) S.A.	SGAM IA LIQU EURO S. BC (Monetary Funds) MONEVALOR	None	Financial assets carried at cost – non current	-	EUR	100	-	EUR	100	
Greencompass Marine S.A.	UBS-Forward Arbitrage Strategy Note	None	Financial assets at fair value through profit or loss-current	50	USD	4,606	-	USD	4,606	
	Lydia Capital Alternative Investment Fund	〃	〃	8	USD	450	-	USD	450	
Evergreen Shipping Agency (Thailand) Co., Ltd.	Green Siam Air Service	〃	Financial assets carried at cost – non current	4	THB	1,160	2.00	THB	1,160	
Evergreen Shipping Agency (Singapore) Pte. Ltd.	RTW AIR SERVICES (S) PL	〃	〃	30	SGD	51	2.00	SGD	51	
Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Shipping Agency (Austria) GmbH	Investee of EGD accounted under cost method	〃	-	EUR	18	100.00	EUR	18	
	Zoll Pool	〃	〃	10	EUR	10	6.25	EUR	10	

C. Marketable securities held as at June 30, 2008

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of June 30, 2008 Number of shares (in thousands)	Book value	Ownership (%)	Market value	Remark
PT. Evergreen Shipping Agency Indonesia	PT. Perdana Andalan Air Service	Investee of EMI accounted under cost method	Financial assets carried at cost – non current	1,600	USD 62	2.00	USD 62	

Note: When edited the consolidated statements, the transaction had been written off.

D. Purchases from or sales to related parties exceeding $100 million or 20% of the Company's paid-in capital during the six-month ended June 30, 2008

			Transaction				Differences in transaction terms compared to third party transactions		Notes/accounts receivable (payable)		
Purchaser/seller	Counterparty	Relationship with the Company	Purchases (sales)	Amount	Percentage of total purchases (sales)	Credit term	Unit price	Credit term	Balance	Percentage of total notes/accounts receivable (payable)	Remark
Greencompass Marine S.A.	Evergreen Marine Corp.	The parent	Sales	USD 6,820	0.75%	15-30 days	-	-	USD 9,373	4.99%	(Note)
	Evergreen International S.A.	Related party	Sales	USD 3,256	0.46%	15-30 days	-	-	USD -	-	
	Evergreen Marine Corp.	The parent	Purchases	USD 9,022	0.90%	15-30 days	-	-	USD -	-	(Note)
	Evergreen International S.A.	Related party	〃	USD 5,206	0.52%	15-30 days	-	-	(USD 24,703)	8.59%	
Evergreen Heavy Industrial Corp. (M) Berhad	Evergreen Marine Corp.	The parent	Sales	RM 117,382	63.44%	45 days	-	-	RM -	-	(Note)
Evergreen Shipping Agency (Deutschland) GmbH	Evergreen International S.A.	Related party	〃	EUR 2,117	38.81%	30-60 days	-	-	EUR 316	-	
Hemlock Equipment LLC.	Evergreen Marine Corp.	The parent	Sales	USD 6,647	69.00%	30-60 days	-	-	-	-	(Note)

Note: When edited the consolidated statements, the transaction had been written off.

E. Receivables from related parties exceeding $100 million or 20% of the Company's paid-in capital as at June 30, 2008

					Overdue receivables			
Creditor	Counterparty	Relationship with the Company	Balance as at June 30, 2008	Turnover rate	Amount	Action taken	Amount collected subsequent to the balance sheet date	Allowance for doubtful accounts
Evergreen Marine (UK) Limited	Island Equipment LLC.	Indirect subsidiary of Peony	USD 3,721		USD -	-	USD -	USD -
〃	Greencompass Marine S.A.	Indirect subsidiary of Peony	GBP 1,956		GBP -	-	GBP 1,956	GBP -
Clove Holding Ltd.	Island Equipment LLC.	〃	USD 8,931		USD -	-	USD -	USD -
Greencompass Marine S.A	Evergreen Marine Corp.	The parent	USD 9,373		USD -	-	USD 9,373	USD -

Note: When edited the consolidated statements, the transaction had been written off.

The Subsidiary of Evergreen Marine Corporation—Greencompass Marine S. A.
Derivative financial instrument transactions
June 30, 2008

A. Derivative financial instruments transactions:

(a) The contract amounts (or notional principal) and credit risk (expressed in thousand dollars)

	June 30, 2008			
Financial Instruments	Notional Principal (Contract Amount)		Credit Risk	
Interest rate swaps (IRS)	USD	13,233	USD	43
Currency exchange swap (CCS)	USD	64,000	USD	-

The above credit risk amounts are based on the contracts with positive fair values at the balance sheet date and represent the possible loss that will be incurred by the Subsidiary in the event of counterparties' default. The counterparties of the Subsidiary are all well-known banks with good credit ratings. Thus, the credit risk is assessed to be remote.

(b) Market risk

The interest rate swaps are utilized to hedge against fluctuations in interest rates. The foreign exchange options are derivative financial instruments which are held for trading. Periodic reviews are conducted for evaluating the level of Subsidiary's exposure to market risk, and a stop-loss mechanism has been established to minimize the impact of market risk on the Subsidiary's operations.

(c) Liquidity risk, cash flow risk and the amount, timing and uncertainty of demand for future cash flow.

As no principals are exchanged upon settlement of the interest rate swaps and foreign exchange options, no significant demand for cash flow is expected. Therefore, the Subsidiary's working capital is assessed to be adequate and no funding risk is expected. In addition, since the interest rates, exchange rates and prices are predetermined, no significant cash flow risk is expected.

(d) The types, objectives and strategies of holding derivative financial instruments

The derivative financial instruments undertaken by the Subsidiary are held for trading and non-trading purposes. The primary objectives of derivative financial instruments held for non-trading purposes are to mitigate risk of debt obligations and commitments arising from fluctuations in interest rates and exchange rate. The hedging strategy of the Subsidiary focuses on mitigating market price risks. On the other hand, the primary objective of the derivative financial instruments held for trading purposes is to profit from exchange rate and price differentials.

(e) Financial statement disclosures for derivative financial instruments

a) Interest Rate Swaps:

The contracts are settled based on the difference between the spot interest rate and contracted interest rate. The amount received and paid upon settlement is recorded as a deduction from and an addition to the interest expense on shipping finance, respectively.

b) Foreign Exchange Option:

As the Subsidiary has actual position in the underlying assets, full settlements are conducted at expiration of the contracts. The difference between the spot exchange rate and the contracted rate is recorded as foreign exchange gain or loss upon settlement.

B. Fair values of financial instruments

	June 30, 2008			
Derivative financial instruments	Carrying Value		Fair Value	
Interest rate swaps (IRS)	USD	9	USD	9
Currency exchange swaps (CCS)	USD	(3,863)	USD	(3,863)

(3)Disclosure of information on indirect investments in Mainland China

Investee in Mainland China	Main activities	Paid-in capital	Investment Method (Note 1)	Accumulated amount of remittance to Mainland China as of January 1, 2008	Amount remitted to Mainland China during the six-month period	Amount remitted back to Taiwan during the six-month period	Accumulated amount of remittance to Mainland China as of June 30, 2008	Ownership held by the Company (direct and indirect)	Investment income (loss) recognized by the Company for the six-month period	Book value of investments in Mainland China as of June 30, 2008	Accumulated amount of investment income remitted back to Taiwan as of June 30, 2008
Shanghai Jifa Logistics Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB 271,565	(2)	$ 182,343	$ -	Note	$ 182,343	Note	Note	Note	$ -
				(USD 6,000)			(USD 6,000)				
Ningbo Victory Container Co., Ltd.	Inland container transportation, container storage, loading and discharging	RMB 24,119	(2)	$ 30,938	$ -	$ -	$ 30,938	40.00	$ 5,479	$ 78,772	$ -
				(USD 1,018)			(USD 1,018)		(USD 177)	(USD 2,592)	
Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB 92,500	(2)	$ 135,147	$ -	$ -	$ 135,147	40.00	$ 12,940	$ 188,421	$ -
				(USD 4,447)			(USD 4,447)		(USD 418)	(USD 6,200)	
Shenzhen Greentrans Transportation Co., Ltd.	Inland container loading, discharging, storage, repair cleaning and related activities	RMB 44,960	(2)	$ 95,244	$ -	$ -	$ 95,244	55.00	($ 2,136)	$ 108,403	$ -
				(USD 3,134)			(USD 3,134)		(USD -69)	(USD 3,567)	

Note: The Company sold all equity of Shanghai Jifa Logistics Co., LTD. The proceeds from disposal of long- term investment will receive after the organization in Mainland China authorized.

Investee in Mainland China	Main activities	Paid-in capital	Investment Method (Note 1)	Accumulated amount of remittance to Mainland China as of January 1, 2008	Amount remitted to Mainland China during the six-month period	Amount remitted back to Taiwan during the six-month period	Accumulated amount of remittance to Mainland China as of June 30, 2008	Ownership held by the Company (direct and indirect)	Investment income (loss) recognized by the Company for the six-month period	Book value of investments in Mainland China as of June 30, 2008	Accumulated amount of investment income remitted back to Taiwan as of June 30, 2008
Shenzhen Hutchison Inland Container Depots Co., Ltd.	Inland container yard	HKD 92,000	(2)	$ 24,557	$ -	$ -	$ 24,557	6.85	$ -	$ 24,557	$ -
				(HKD 6,304)			(HKD 6,304)			(HKD 6,304)	
Kingtrans Intl. Logistics (Tianjin) Co., Ltd.	Inland container loading, discharging, storage, repair, cleaning and related activities	USD 10,000	(2)	$ 121,562	$ -	$ -	$ 121,562	40.00	($ 1,300)	$ 127,427	$ -
				(USD 4,000)	-		(USD 4,000)		(USD -42)	(USD 4,193)	

Balance of Investments in Mainland China as at June 30,2008	Investment Amount Approved by the Investment Commission of the Ministry of Economic Affairs (MOEA) (Note3)	Quota of Investments in Mainland China Imposed by the Investment Commission of the Ministry of Economic Affairs (MOEA)	
$ 589,791	$ 1,096,854	Net worth under $5,000,000 (40%)	$ 2,000,000
(USD 18,599)	(USD 36,092)	Net worth between $5,000,000 and $10,000,000 (30%)	1,500,000
(HKD 6,304)		Net worth over $10,000,000 (20%)	10,640,896
			$ 14,140,896

(Net worth of the Company: NT$ 63,204,482)

Note 1: Investments in Mainland China can be conducted by the following ways:

(1) Remitting the funds to Mainland China via a third country

(2) Via a new investee to be set up in a third country

(3) Via an existing investee set up in a third country

(4) Investing directly in Mainland China

(5) Others

Note 2: Investment income (loss) for the year

"(1)" denotes that the investee is still in the start-up stage.

"(2)" denotes the basis on which the investment income (loss) is recognized.

(a) Based on the investee's financial statements audited by an international accounting firm other than the Company's auditor

(b) Based on the investee's financial statements audited by the Company's auditor

(c) Others

Note 3: The numbers in this table should be expressed in New Taiwan dollars.

Note 4: when edited consolidated financial statements, the investment transaction had been written off.

(4) Business and significant transactions between the Company and its subsidiary

June 30, 2008

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction: Account	Transaction: Amount	Transaction: Trade condition	Transaction: Ratio of total revenue or total (%)
0	Evergreen Marine Corporation	Taiwan Terminal Services Co., Ltd.	1	Operating revenue	$ 1,541	Note 3	-
		〃	1	Other receivables	270	〃	-
		〃	1	Operating cost	400,887	〃	0.63
		〃	1	Accounts payable	51,433	〃	0.04
		Peony Investment S.A.	1	Other receivables	61	〃	-
		Greencompass Marine S.A.	1	Operating revenues	165,936	〃	0.26
		〃	1	Accounts receivable	19,221	〃	0.01
		〃	1	Operating cost	176,957	〃	0.28
		〃	1	Accounts payable	27	〃	-
		〃	1	Other receivables	22,070	〃	0.02
		〃	1	Agency reciprocal accounts	11,907	〃	0.01
		〃	1	Agency accounts-credit	9,235	〃	0.01
		Evergreen Marine (UK) Limited	1	Operating revenue	28,581	〃	0.04
		〃	1	Accounts receivable	5,589	〃	-
		〃	1	Other receivables	34,150	〃	0.03
		〃	1	Agency reciprocal accounts	3,405	〃	-
		〃	1	Agency accounts-debit	275,724	〃	0.21
		PT. Evergreen Shipping Agency Indonesia	1	Operating cost	22,656	〃	0.04
		〃	1	Agency accounts-debit	6,260	〃	0.01
		Evergreen Shipping Agency (Singapore) Pte. Ltd.	1	Operating cost	4,796	〃	0.01
		〃	1	Agency accounts-debit	378	〃	-
		Evergreen Shipping Agency (Korea) Corporation	1	Operating cost	2,514	〃	-
		〃	1	Agency accounts-credit	589	〃	-
		Evergreen Shipping Agency (Netherlands) B.V.	1	Agency accounts-credit	1,171	〃	-
		Evergreen Shipping Agency (Thailand) Co., Ltd.	1	Operating cost	24,723	〃	0.04
		〃	1	Agency accounts-debit	91,600	〃	0.07
		Evergreen Shipping Agency (Italy) S.P.A.	1	Agency accounts-debit	14,988	〃	0.01
		Evergreen Shipping Agency (Deutschland) GmbH	1	Agency accounts-debit	318	〃	-
		Evergreen Shipping Agency (Ireland) Ltd.	1	Agency accounts-debit	574	〃	-
		Evergreen Shipping Agency (Vietnam) Corp.	1	Operating cost	5,042	〃	0.01

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction: Account	Transaction: Amount	Transaction: Trade condition	Transaction: Ratio of total revenue or total (%)
		Evergreen Shipping Agency (Vietnam) Corp.	1	Agency accounts-debit	4,675	〃	-
		Evergreen Shipping Agency (India) Pvt. Ltd.	1	Operating cost	6,509	〃	0.01
		〃	1	Agency accounts-debit	29,204	〃	0.02
		Evergreen Argentina S.A.	1	Agency accounts-debit	2,045	〃	-
		Evergreen Shipping Agency (Russia) Ltd.	1	Agency accounts-debit	32	〃	-
		PT. Multi Bina Pura International		Other receivables	1	〃	-
		Evergreen Heavy Industrial Co., (Malaysia) Berhad	1	Operating cost	1,149,162	〃	1.80
		〃	1	Other receivables	42	〃	-
		Evergreen Shipping Agency (Poland) SP. ZO.O	1	Agency accounts-credit	125	〃	-
		Evergreen Shipping Agency France S.A.	1	Agency accounts-credit	482	〃	-
		Evergreen Shipping (Spain) S.L.	1	Agency accounts-credit	987	〃	-
1	Clove Holding Ltd.	Island Equipment LLC.	3	Other receivables	271,412	〃	0.20
2	PT. Multi Bina Pura International	PT. Multi Bina Transport	3	Accounts receivable	358	〃	-
		〃	3	Operating cost	4,775	〃	0.01
		〃	3	Accounts payable	1,724	〃	-
		〃	3	Operating revenue	2,094	〃	-
		PT. Evergreen Shipping Agency Indonesia	3	Account receivable	1,261	〃	-
3	Evergreen Marine (UK) Limited	Island Equipment LLC.	3	Other receivables	113,080	〃	0.09
		Greencompass Marine S.A.	3	Agency accounts- debit	118,277	〃	0.09
		Evergreen Shipping Agency (Russia) Ltd.	3	Operating cost	57	〃	-
		〃	3	Accounts payable	4,416	〃	-
		Evergreen Shipping Agency (Deutschland) GmbH	3	Operating cost	71,214	〃	0.11
		〃	3	Account payable	10,796	〃	0.01
		〃	3	Agency accounts- credit	10,372	〃	0.01
		Evergreen Shipping Agency (Singapore) Pte. Ltd.	3	Operating cost	8,335	〃	0.01
		〃	3	Accounts payable	8,371	〃	0.01
		〃	3	Other payables	1,127	〃	-
		〃	3	Agency accounts- credit	2,480	〃	-
		Evergreen Shipping Agency (Korea) Corporation	3	Operating cost	5,861	〃	0.01
		〃	3	Agency accounts- debit	37,459	〃	0.03

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction: Account	Transaction: Amount	Transaction: Trade condition	Transaction: Ratio of total revenue or total (%)
3	Evergreen Marine (UK) Limited	Shenzhen Greentrans Transportation Co., Ltd.	3	Accounts payable	873	Note 3	-
		Evergreen Shipping Agency (Poland) SP. ZO.O	3	Operating cost	6,941	〃	0.01
		〃	3	Other payables	996	〃	-
		〃	3	Agency accounts- debit	36,815	〃	0.03
		Evergreen Shipping Agency France S.A.	3	Operating cost	31,104	〃	0.05
		〃	3	Other payables	8,280	〃	0.01
		〃	3	Agency accounts- debit	60,919	〃	0.05
		Evergreen Shipping Agency (Italy) S.P.A.	3	Operating cost	3,760	〃	0.01
		〃	3	Agency accounts- credit	10,072	〃	0.01
		Evergreen Shipping Agency (Vietnam) Corp.	3	Operating cost	12,883	〃	0.02
		〃	3	Agency accounts-credit	1,409	〃	-
		Evergreen Shipping Agency (India) Pvt. Ltd.	3	Operating cost	18,367	〃	0.03
		〃	3	Agency accounts-debit	11,019	〃	0.01
		P.T. Shipping Agency Indonesia	3	Operating cost	14,068	〃	0.02
		〃	3	Agency accounts-debit	1,942	〃	-
		Evergreen Shipping Agency (Ireland) Ltd.	3	Operating cost	5,407	〃	0.01
		〃	3	Agency accounts-debit	13,425	〃	0.01
		Evergreen Shipping Agency (Netherlands) B.V.	3	Operating cost	50,625	〃	0.08
		〃	3	Agency accounts-debit	61,997	〃	0.05
		Evergreen Shipping (Spain) S.L.	3	Operating cost	14,600	〃	0.02
		〃	3	Agency accounts-debit	90,711	〃	0.07
		Evergreen Shipping Agency (Thailand) Co., Ltd.	3	Operating cost	21,969	〃	0.03
4	Greencompass Marine S.A.	Evergreen Shipping Agency (Deutschland) GmbH	3	Accounts receivable	19,989	〃	0.02
		〃	3	Operating cost	43,284	〃	0.07
		〃	3	Accounts payable	6,562	〃	-

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total (%)
4	Greencompass Marine S.A.	Evergreen Shipping Agency (India) Pvt. Ltd.	3	Accounts receivable	14,537	Note 3	0.01
		〃	3	Operating cost	13,640	〃	0.02
		P.T. Evergreen Shipping Agency Indonesia	3	Accounts receivable	10,856	〃	0.01
		〃	3	Operating cost	17,412	〃	0.03
		〃	3	Agency accounts-debit	25,501	〃	0.02
		Evergreen Shipping Agency (Singapore) Pte. Ltd.	3	Accounts receivable	25,349	〃	0.02
		〃	3	Other payables	3,020	〃	-
		〃	3	Operating cost	16,585	〃	0.03
		Evergreen Shipping Agency (Korea) Corporation	3	Accounts receivable	75,418	〃	0.06
		〃	3	Operating cost	20,988	〃	0.03
		Evergreen Shipping Agency (Ireland) Ltd.	3	Accounts receivable	19,450	〃	0.01
		〃	3	Operating cost	3,471	〃	0.01
		Evergreen Shipping Agency (Netherlands) B.V.	3	Accounts receivable	71,702	〃	0.05
		〃	3	Operating cost	29,589	〃	0.05
		Evergreen Shipping Agency (Poland) SP. ZO.O	3	Accounts receivable	20,304	〃	0.02
		〃	3	Other payables	586	〃	-
		〃	3	Operating cost	3,060	〃	-
		Evergreen Shipping Agency France S.A.	3	Other payables	3,432	〃	-
		〃	3	Operating cost	35,440	〃	0.06
		〃	3	Agency accounts- debit	163,646	〃	0.12
		Evergreen Shipping Agency (Italy) S.P.A.	3	Operating cost	28,973	〃	0.05
		〃	3	Agency accounts- credit	16,396	〃	0.01
		Evergreen Argentina S.A.	3	Agency accounts-debit	62,492	〃	0.05
		Evergreen Shipping Agency (Thailand) Co., Ltd.	3	Operating cost	31,699	〃	0.05
		Evergreen Shipping (Spain) S.L.	3	Operating cost	22,168	〃	0.03
5	Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Shipping Agency (Russia) Ltd.	3	Accounts payable	18,493	〃	0.01
		〃	3	Operating cost	28,250	〃	0.04

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total (%)
6	Peony Investment S.A.	Shenzhen Greentrans Transportation Co., Ltd	3	Other payables	4,299	Note 3	-
		Evergreen Shipping Agency (India) Pvt. Ltd.	3	Other receivable	62,145	〃	0.05
		Evergreen Argentina S.A.	3	〃	14	〃	-
		Evergreen Shipping Agency (Vietnam) Corp.	3	〃	3,402	〃	-
		Armand Investment (Netherlands) N.V.	3	〃	40	〃	-

Note 1: Transaction between the Company and the subsidiary are shown as follows:

(1) the "0" represents the Company.

(2) the subsidiary are numbered from "1" in sequence.

Note 2: The relationships are shown as follows:

(1) the Company to subsidiary.

(2) the subsidiary to the Company.

(3) the subsidiary to subsidiary.

Note 3: There is no difference of trade type compared with ordinary transaction.

June 30, 2007

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction: Account	Amount	Trade condition	Ratio of total revenue or total (%)
0	Evergreen Marine Corporation	Taiwan Terminal Services Co., Ltd.	1	Accounts payable	$ 40,885	Note 3	0.03
		〃	1	Operating costs	369,159	〃	0.51
		〃	2	Rental expenditure	1,541	〃	-
		Greencompass Marine S.A.	1	Operating revenues	143,123	〃	0.11
		〃	1	Operating cost	214,245	〃	0.34
		〃	1	Accounts receivable	19,816	〃	0.02
		〃	1	Agency reciprocal accounts	15,367	〃	0.01
		〃	1	Agency accounts-debit	877,558	〃	0.72
		〃	1	Account payable	4,180	〃	-
		〃	2	Agency accounts-debit	13,059	〃	0.01
		Evergreen Marine (UK) Limited	1	Agency reciprocal accounts	5,527	〃	-
		〃	1	Accounts receivable	4,676	〃	-
		〃	1	Other receivables	5	〃	-
		〃	1	Account payable	46,514	〃	0.04
		〃	1	Agency accounts-credit	74,611	〃	0.06
		〃	1	Operating revenue	18,387	〃	0.03
		〃	1	Operating cost	266,623	〃	0.37
		〃	2	Agency accounts- credit	2,268	〃	-
		〃	2	Accounts receivable	4,214	〃	-
		〃	2	Operating revenue	245,496	〃	0.34
		〃	2	Operating cost	48,146	〃	0.07
1	Evergreen Heavy Industrial Co., (Malaysia) Berhad	Greencompass Marine S.A.	3	Operating revenue	200,662	〃	0.28
		〃	3	Transportation equipment	200,662	〃	0.16
2	Armand Investment (Netherlands) N.V.	Armand Estate (Netherlands) B.V.	3	Interest receivables	229	〃	-
		〃	3	Other receivables	88,372	〃	0.07
		〃	3	Interest revenue	141	〃	-
3	Clove Holding Ltd.	Island Equipment LLC.	3	Other receivables	269,649	〃	0.22
		〃	3	Interest revenue	7,947	〃	-

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total (%)
4	PT. Multi Bina Pura International	PT. Multi Bina transport	3	Accounts receivable	426	〃	-
		〃	3	Accounts payable	1,365	〃	-
		〃	3	Accrued expenses	462	〃	-
		〃	3	Operating revenue	2,480	〃	-
		〃	3	Operating cost	6,710	〃	0.01
5	Shenzhen Greentrans Transportation Co., Ltd	Peony Investment S.A.	3	Other receivables	2,456	〃	-
		〃	3	Accounts payable	1,821	〃	-
6	Evergreen Marine (UK) Limited	Island Equipment LLC.	3	Interest revenue	3,323	〃	-
		〃	3	Other receivables	102,494	〃	0.08

Note 1: Transaction between the Company and the subsidiary are shown as follows:

(1) the "0" represents the Company.

(2) Operating revenues the subsidiary are numbered from "1" in sequence.

Note 2: The relationships are shown as follows:

(1) the Company to subsidiary.

(2) the subsidiary to the Company.

(3) the subsidiary to subsidiary.

Note 3: There is no difference of trade type compared with ordinary transaction.

12. SEGMENT INFORMATION

Not applicable for interim financial reporting.

END